      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 5, 2000


                                                      REGISTRATION NO. 333-33086
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                               AMENDMENT NO. 3 TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                         MARVELL TECHNOLOGY GROUP LTD.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              BERMUDA                                3674                              77-0481679
  (STATE OR OTHER JURISDICTION OF        (PRIMARY STANDARD INDUSTRIAL               (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)        CLASSIFICATION CODE NUMBER)             IDENTIFICATION NUMBER)


                                RICHMOND HOUSE,


                                   3RD FLOOR


                              12 PAR LA VILLE ROAD


                                HAMILTON, HM DX

                                    BERMUDA
                                 (441) 296-6395
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------
                                   THOR BUELL
                                GENERAL COUNSEL
                          MARVELL SEMICONDUCTOR, INC.
                               645 ALMANOR AVENUE
                          SUNNYVALE, CALIFORNIA 94086
                                 (408) 222-2500
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------
                                   COPIES TO:

                   KENNETH R. LAMB                                         JOHN L. SAVVA
                    JOHN E. STONER                                      SULLIVAN & CROMWELL
                  MICHELLE A. HODGES                                   1888 CENTURY PARK EAST
             GIBSON, DUNN & CRUTCHER LLP                           LOS ANGELES, CALIFORNIA 90067
                ONE MONTGOMERY STREET                                      (310) 712-6600
           SAN FRANCISCO, CALIFORNIA 94104
                    (415) 393-8200

                            ------------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            ------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.


                   SUBJECT TO COMPLETION. DATED JUNE 5, 2000.


                                6,000,000 Shares

                                      LOGO
                         MARVELL TECHNOLOGY GROUP LTD.

                                  Common Stock

                             ----------------------
     This is an initial public offering of shares of common stock of Marvell Technology Group Ltd. All of the 6,000,000 shares of common stock are being sold by Marvell.


     Prior to this offering, there has been no public market for the common stock. Marvell estimates that the initial public offering price per share will be between $9.00 and $11.00. Marvell's common stock has been approved for quotation on the Nasdaq National Market under the symbol "MRVL".


     See "Risk Factors" beginning on page 7 to read about factors you should consider before buying shares of the common stock.

                             ----------------------
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

                                                              Per Share     Total
                                                              ---------     -----
Initial public offering price...............................   $           $
Underwriting discount.......................................   $           $
Proceeds, before expenses, to Marvell.......................   $           $

     To the extent that the underwriters sell more than 6,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 900,000 shares from Marvell at the initial public offering price less the underwriting discount.

                             ----------------------
     The underwriters expect to deliver the shares against payment in New York,
New York on             , 2000.

GOLDMAN, SACHS & CO.

                                LEHMAN BROTHERS


                                                               J.P. MORGAN & CO.

                             ----------------------
                      Prospectus dated             , 2000.

Inside Front Cover:

The inside front cover contains graphics. The upper third of the page contains the following words in white letters on dark blue background: "SILICON SOLUTIONS FOR BROADBAND COMMUNICATIONS." Under the caption is a picture of one of our integrated circuits containing the Marvell logo set on a blue background of blurred, digital data, i.e., 1's and 0's. Down and to the left of the picture is a black Marvell logo with the name "MARVELL" underneath in red type. Down and to the right of the picture is the Marvell trademark "MOVING FORWARD FASTER." The words "MOVING FORWARD" are set in black type, and the word "FASTER" is set in red type. The word "FASTER" is slightly larger than the other words in the trademark.

Front Cover Gatefold

The inside front cover gatefold contains two pages of graphics. The top 1/10th of the two pages contains the following words in white letters on dark blue background: "A BROAD PERSPECTIVE ON APPLICATIONS FOR OUR TECHNOLOGY." On the right hand side of the gatefold, beginning underneath the dark blue background, is a graphic depicting an analog signal transitioning to blurred digital data, i.e., 1's and 0's. The transition is represented by a red elliptical line. Under the graphic are the words "Marvell designs, develops and markets integrated circuits that provide critical communication functions in high performance data storage and data communications equipment." Under the words is a picture of one of our integrated circuits containing the Marvell logo. To the left of the words and the analog-to-digital graphic is a graphic depicting applications and potential future applications of our technology. In the upper left corner of the graphic is a legend containing four boxes. The first box is blue. Next to the blue box is the phrase "Current Applications." Immediately under the blue box is a smaller white box with a "C" in the center of the box. Next to this box is the phrase "Equipment incorporating recently introduced data communications integrated circuits." Immediately under that box is a white box of the same size with an "S" in the center. Next to this box is the phrase "Equipment incorporating currently shipping data storage integrated circuits." Immediately under this box is a beige box the same size as the first box. Next to the beige box is the phrase "Potential Future Applications for our data communications integrated circuits." The graphics depicting applications are joined by heavy gray lines, depicting communication media, containing digital data, i.e., 0's and 1's. Starting from the left side of the gatefold, the first graphic is a blue depiction of a storage area network switch with the words "Storage Area Network (SAN) Switch and to the right of the words, a white box with a "C" in the center." Immediately under the SAN switch graphic, connected by a gray line, is a blue graphic from left to right depicting a redundant array of independent drives. Underneath the graphic from left to right is the phrase "Redundant Array of Independent Disks," the acronym "RAID and a white box with a "C" in the center." To the right of the graphic depicting the SAN switch, connected by a gray line, is a blue graphic depicting a local area network switch. Under the graphic is the phrase "Local Area Network (LAN) Switch and to the right of the phrase a white box with a "C" in the center." Down and slightly to the left of the graphic depicting the LAN Switch, connected by a gray line, is a blue graphic depicting a router. Under the graphic is the word "Router" and to the right of the word, a white box with a "C" in the center." To the right of the graphic depicting the router, connected by a gray line, is a graphic depicting a beige cable head. Over the graphic are the words "Cable Head." Under the cable head graphic is a beige graphic depicting a home. The home graphic is connected to the cable head graphic by a gray line. To the right of the home are the stacked words "Cable Modem," "Web Based Television Storage" and "Wireless Network." To the right of the LAN switch graphic, connected by a gray line, is a blue graphic depicting a work group switch. Under the graphic are the words "Work Group Switch and to the right of the words, a white box with a "C" in the center." Under the work group switch graphic, connected by a gray line, is a blue graphic depicting a partially open laptop computer. Under the graphic are the words "Laptop" a white box with a "C" in the center and a white box with a "S" in the center. Above the work group switch graphic, connected by a gray line, is a blue graphic depicting a small office/home office switch. Above the graphic are the words "Small Office/Home Office (SoHo) and a white box with a "C" in the center." To the right of the SoHo switch, connected by a gray line, is a blue graphic depicting a work station personal computer. Over the graphic are the words "Work Station," a white box with a "C" in the center and a white box with a "S" in the center. To the right of the work station PC graphic, connected by the same gray line, is a blue graphic depicting a desktop personal computer. Above the graphic is the word "Desktop," a white box with a "C" in the center and a white box with a "S" in the center. Down and to the right of the work group switch graphic, connected by a gray line, is a beige graphic depicting a wireless hub. Under the graphic are the words "Wireless Hub." Down and to the right of the wireless hub graphic is an open laptop computer, connected to the wireless hub by concentric semi-circles depicting wireless communication. To the right of the laptop computer are the stacked words "Laptop" and "Wireless connectivity." To the right of the work group switch graphic, connected by a gray line, is a blue graphic depicting an enterprise server. Under the graphic from left to right are the words "Enterprise Server," a white box with a "C" in the center and a white box with a "S" in the center. Underneath the entire applications graphic is a blue line. Under the blue line are four headings: "High Performance Storage," "High Speed Networking," "Wireless Networking" and "Cable Modem." Under the heading "High Performance Storage," in black letters, is the following text: "Our integrated circuits for data storage applications allow enterprises and consumers to reliably store, transmit and rapidly access large volumes of data." Under the heading "High Speed Networking," in black letters, is the following text: "Our integrated circuits enable networking devices for high speed data communications throughout the home and business enterprise. Under the heading "Wireless Networking," in black letters, is the following text: "Our core technologies can be applied to the wireless networking market. We are developing products to enable high bandwidth data communication over wireless networks. Under the heading "Cable Modem," in black letters, is the following text: "Our core technologies can be applied to the cable modem market. We are developing products to connect personal computers to cable networks and the Internet at much faster speeds than possible through today's analog modems." On the lower left side of the gatefold is a black Marvell logo with the name "MARVELL" underneath in orange type. On the lower right side of the gatefold is the Marvell trademark "MOVING FORWARD FASTER." The words "MOVING FORWARD" are set in black type and the word "FASTER" is set in orange type. The word "FASTER" is slightly larger than the other words in the trademark.

                               PROSPECTUS SUMMARY

     The following summary highlights information found in greater detail elsewhere in this prospectus. It may not contain all of the information that is important to you. You should read the entire prospectus, including "Risk Factors" and the financial statements and notes to those statements, before you decide to buy our common stock. Except as otherwise noted, all information in this prospectus gives effect to the conversion of all outstanding shares of preferred stock, and assumes no exercise of the underwriters' option to purchase additional shares of common stock in the offering. The share information in this prospectus reflects the approval by our shareholders on March 17, 2000 of two common stock dividends in which, in each case, our shareholders received an additional share of our common stock for each share held by them.

                                  OUR BUSINESS

     We design, develop and market integrated circuits for communications-related markets. Our products provide the critical interface between real world, analog signals and the digital information used in computing and communications systems. Our products enable our customers to store and transmit digital information reliably and at high speeds. We initially focused our core technology on the data storage market, where we provide high performance products to Seagate, Samsung, Hitachi, Fujitsu and Toshiba, who as a group accounted for 99% of our sales in fiscal 1999, 98% of our sales in fiscal 2000 and 97% of our sales in the first quarter of fiscal 2001. Recently, we applied our technology to the high speed, or broadband, data communications market by introducing products that are used in network access equipment to provide the interface between communications systems and data transmission media. We believe that our core technology can be used to improve performance across a wide range of data communications applications. For example, we are actively developing products for the Gigabit Ethernet, a networking protocol, or format, for connecting devices at data rates of 1,000 megabits per second. In addition, we are committing resources to the development of products for the wireless communications and cable modem markets. For the fiscal year ended January 31, 2000, we generated $81.4 million in net revenue and $13.1 million in net income. For the quarter ended April 30, 2000, we generated $29.7 million in net revenue and $2.1 million in net income.

     The advent of new, data-intensive computing and communications applications is driving business and consumer demand for broadband access to large volumes of information in multiple forms, including voice, video and data. Data storage and communications systems providers must consistently introduce higher capacity and higher performance equipment to satisfy this demand. Often the new equipment must operate using existing communications infrastructures that were not designed to support the desired levels of performance. These challenges are creating the need for a new generation of integrated circuit solutions capable of reliably supporting higher data transmission rates over existing media infrastructures.

     Our products enable our customers to introduce high performance data storage and broadband data communications products rapidly and at competitive prices. Our products consist of proprietary integrated circuits incorporating custom digital signal processing algorithms, which are formulas that permit the mathematical manipulation of digital data converted from analog form. Our products are designed for the complementary metal oxide semiconductor, or CMOS, manufacturing process. CMOS provides numerous benefits over other manufacturing processes, including lower manufacturing costs, faster time to market and greater worldwide foundry capacity. Based on conversations with our customers concerning product performance, we believe we have achieved a level of integrated circuit performance in CMOS that has typically only been achieved with more expensive, less widely available, fabrication techniques.

The following are key elements of our strategy:

     - Expand our market position by developing new signal processing technologies for broadband data communications-related applications and by continuing to invest in research and development;

     - Leverage our core technology in the broadband data communications market by introducing advanced products, including Gigabit Ethernet products;

     - Extend our leadership position in the high performance and portable computing segments of the data storage market by continuing to introduce advanced products for these market segments and further penetrate the general purpose personal computer segment by developing cost-effective solutions for that market segment;

     - Strengthen and expand our relationships with current and potential customers by customizing products to meet their specific needs and by jointly developing highly integrated products; and

     - Use independent manufacturers to fabricate our integrated circuits using CMOS, thereby decreasing time to market and cost while foregoing the necessity for a major investment in manufacturing capacity.

                           OUR CORPORATE INFORMATION


     We incorporated in Bermuda on January 11, 1995. Our registered address in Bermuda is Richmond House, 3rd Floor, 12 Par la Ville Road, Hamilton, HM DX Bermuda, and our telephone number there is (441) 296-6395. The address of our principal location in the United States is Marvell Semiconductor, Inc., 645 Almanor Avenue, California, 94086, and our telephone number there is (408) 222-2500. We also have offices in Singapore and Japan.


     The Marvell name, logo, and the phrase "Moving Forward Faster" are our trademarks. We have applied for federal registration of these trademarks. All other trademarks or trade names appearing elsewhere in this prospectus are the property of their respective owners.

     Information contained on our website is not intended to be part of this prospectus.

     THE PERMISSION OF THE BERMUDA MONETARY AUTHORITY MUST BE OBTAINED FOR THE ISSUANCE OF THE COMMON STOCK IN THIS OFFERING. THE PROSPECTUS MUST ALSO BE FILED WITH THE REGISTRAR OF COMPANIES IN BERMUDA. IN GRANTING SUCH PERMISSION AND IN ACCEPTING THIS PROSPECTUS FOR FILING, THE BERMUDA MONETARY AUTHORITY AND THE REGISTRAR OF COMPANIES IN BERMUDA WILL ACCEPT NO RESPONSIBILITY FOR THE FINANCIAL SOUNDNESS OF ANY PROPOSAL OR FOR THE CORRECTNESS OF ANY OF THE STATEMENTS MADE OR OPINIONS EXPRESSED WITH REGARD TO THEM. THE WITHHOLDING OF PERMISSION BY THE BERMUDA MONETARY AUTHORITY WOULD RESULT IN OUR INABILITY TO COMPLETE THE SALE OF COMMON STOCK AS CONTEMPLATED IN THIS PROSPECTUS.

                                  THE OFFERING

Shares offered......................     6,000,000 shares

Shares to be outstanding after this
offering............................     82,211,425 shares

Use of proceeds.....................     General corporate purposes, including
                                         working capital, capital expenditures
                                         and potential acquisitions of, or
                                         investments in, complementary
                                         businesses, technologies or services.


Nasdaq National Market Symbol.......     "MRVL"



     The information in the above table is based on shares of common stock outstanding as of June 5, 2000. The number of shares of common stock outstanding set forth in the table above excludes the following:


      - 180,000 shares issuable upon the exercise of a warrant to purchase common stock that at the closing of this offering will be issued to replace a warrant to purchase 45,000 shares of Series D preferred stock;

      - 60,000 shares issuable upon the exercise of an outstanding warrant to purchase common stock;

      - 275,408 shares issuable upon the automatic conversion of Series D preferred stock that we expect to issue upon the exercise of warrants that would otherwise expire upon the closing of this offering;

      - 11,492,809 shares issuable upon the exercise of outstanding stock options, at a weighted average exercise price of $1.27 per share, granted through April 30, 2000;

      - 5,225,270 shares available at April 30, 2000 for future issuance under our 1995 Stock Option Plan and 1997 Directors' Stock Option Plan; and


      - 2,790,500 shares issuable upon the exercise of outstanding stock options, at a weighted average exercise price of $10.00 per share, granted subsequent to April 30, 2000 and through June 5, 2000.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                               THREE MONTHS ENDED
                                         YEAR ENDED JANUARY 31,                     APRIL 30,
                             -----------------------------------------------   -------------------
                              1996      1997      1998      1999      2000       1999       2000
                             -------   -------   -------   -------   -------   --------   --------
                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
Net revenue................  $   210   $   190   $   625   $21,253   $81,375   $14,056    $29,664
Gross profit...............      210       190       313    11,150    47,602     7,861     16,484
Operating income (loss)....     (374)   (2,246)   (7,404)     (550)   17,096     2,747      2,517
Net income (loss)..........  $  (355)  $(2,153)  $(7,444)  $  (959)  $13,070   $ 2,078    $ 2,068
Basic net income (loss) per
  share....................  $ (0.02)  $ (0.08)  $ (0.24)  $ (0.03)  $  0.32   $  0.06    $  0.04
Diluted net income (loss)
  per share................  $ (0.02)  $ (0.08)  $ (0.24)  $ (0.03)  $  0.16   $  0.03    $  0.02
Shares used in computing
  basic net income (loss)
  per share................   20,738    25,593    30,436    32,470    41,094    37,135     46,493
Shares used in computing
  diluted net income (loss)
  per share................   20,738    25,593    30,436    32,470    81,545    78,538     84,796

     The pro forma column in the consolidated balance sheet data reflects the automatic conversion of all shares of preferred stock into common stock upon the closing of this offering. The pro forma as adjusted column in the consolidated balance sheet data reflects this conversion and the receipt of the net proceeds from the sale of shares of common stock offered by us at an assumed initial public offering price of $10.00 per share, after deducting an assumed underwriting discount and estimated offering expenses payable by us.

                                                                    APRIL 30, 2000
                                                       ----------------------------------------
                                                                                      PRO FORMA
                                                                                         AS
                                                       ACTUAL        PRO FORMA        ADJUSTED
                                                       -------    ----------------    ---------
                                                                    (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents............................  $15,703        $15,703         $ 69,978
Restricted cash......................................    3,022          3,022            3,022
Working capital......................................   26,433         26,433           80,708
Total assets.........................................   57,542         57,542          111,817
Capital lease obligations, less current portion......       26             26               26
Mandatorily redeemable convertible preferred stock...   22,451             --               --
Total shareholders' equity...........................   13,578         36,029           90,304

                                  RISK FACTORS

     You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide to purchase shares of our common stock. Investing in our common stock involves a high degree of risk. If any of the following risks actually occurs, our business could be seriously harmed and the trading price of our common stock could decline. In those circumstances, you may lose part or all of your investment.

                         RISKS RELATED TO OUR BUSINESS

WE HAVE ONLY RECENTLY BEGUN OFFERING FOR SALE OUR FIRST DATA COMMUNICATIONS PRODUCT. OUR FUTURE SUCCESS IS DEPENDENT ON OUR ABILITY TO ACHIEVE RAPID AND WIDESPREAD MARKET ACCEPTANCE FOR THIS PRODUCT AND OTHER DATA COMMUNICATIONS PRODUCTS WE DEVELOP AND OFFER FOR SALE.

     Prior to March 2000, all of our products were sold for use in data storage devices, a market where we expect our rate of sales growth to slow considerably in fiscal 2001 and going forward. In March 2000, we shipped and generated revenue from our first high speed, or broadband, data communications product, an Ethernet product for Fast Ethernet applications, and we began customer sampling of a second Fast Ethernet product. Ethernet is the predominant networking protocol, or format, for connecting devices at data rates of 10, 100 and 1,000 megabits per second. Ethernet connecting devices at data rates of 100 megabits per second are known as Fast Ethernet, and Ethernet connecting devices at data rates of 1,000 megabits per second are known as Gigabit Ethernet. We are developing other broadband data communications products, including a Gigabit Ethernet product for use with copper twisted pair wiring, a type of wiring widely used in today's large business, or high performance, networks. We have a limited history in developing, marketing and selling our products in the broadband data communications market. Even if we successfully develop and manufacture products for this market, they may not achieve market acceptance in the near term or at all. If our Fast Ethernet products or other broadband data communications products do not achieve rapid and widespread market acceptance, our growth prospects could be seriously harmed.

WE HAVE DEPENDED ON SALES OF OUR READ CHANNEL AND PREAMPLIFIER PRODUCTS FOR SUBSTANTIALLY ALL OF OUR REVENUE TO DATE, AND SIGNIFICANT REDUCTIONS IN ORDERS FOR THESE PRODUCTS, OR THE DATA STORAGE DEVICES INTO WHICH SUCH PRODUCTS ARE INCORPORATED, WOULD SIGNIFICANTLY REDUCE OUR REVENUES.

     Substantially all of our revenue to date has been derived from sales of our read channel and preamplifier products. A read channel transmits and receives the analog data that is stored on a magnetic disk and converts it to and from digital data for use in computing systems. A preamplifier amplifies the low level electrical signal transmitted to and from the recording mechanisms in a disk drive device. In fiscal 1999 and 2000, we experienced rapid growth in sales of our data storage products and anticipate our rate of sales growth for these products will slow considerably in 2001 and going forward. Unless we are able to diversify our sales through the introduction of new products, we will continue to be dependent on sales of our read channel and preamplifer products. Our read channel and preamplifier products are incorporated into data storage devices by our customers primarily for sale to the personal computer and computer server markets. Any reduction in the demand for data storage devices that incorporate our products would likely result in reduced demand for our products and would harm our sales. The data storage market is rapidly evolving and is subject to substantial fluctuation. For example, the data storage market may be affected by:

      - shifts in market share among data storage device manufacturers, driven by technological advances, price reductions, the level of end-user satisfaction with the data storage devices and the level of support provided to the end-users; and

      - fluctuations in the market for computing devices and products containing data storage devices.

WE HAVE ONLY RECENTLY COMPLETED INITIAL TESTS AND COMMENCED CUSTOMER SAMPLING OF OUR GIGABIT ETHERNET PHYSICAL LAYER DEVICE. IF WE IDENTIFY SIGNIFICANT DEFECTS OR PROBLEMS WITH THE DEVICE THAT WE CANNOT CORRECT IN A TIMELY MANNER, WE MAY BE UNABLE TO ACHIEVE SALES OF OUR DEVICE IN COMMERCIAL QUANTITIES, OUR ABILITY TO INCREASE OUR REVENUES MAY BE HARMED AND OUR REPUTATION MAY SUFFER.

     We have only recently completed initial tests and have begun customer sampling of our newest product for the broadband communications market, a Gigabit Ethernet physical layer device. Based on our initial tests, to date we have identified only minor problems with the logic circuit of the device. We are currently implementing a design revision of the device to address these problems. However, our Gigabit Ethernet physical layer device is a very complex device that can only be fully tested over an extended period of time and through use in a wide variety of operating conditions. Some of our competitors have experienced significant defects and problems when they first introduced their Gigabit Ethernet devices, in part due to the inherent complexity of transmitting and receiving data at the rate of one billion bits per second. Further tests that we or our customers conduct could reveal other defects or problems with the device. In addition, the design modifications that we intend to make may not successfully address the problems that we have identified. If we fail to correct the problems we have identified to date or if we identify other defects and problems, we may have to devote significant personnel and financial resources to correct them. Moreover, we cannot be sure that we will be successful in correcting any defects or problems that are identified on a timely basis or at all. Defects or problems with our Gigabit Ethernet physical layer device could harm our reputation, prevent us from making sales of the device in commercial quantities and limit our ability to increase our revenues.

WE DEPEND ON A SMALL NUMBER OF LARGE CUSTOMERS FOR A SUBSTANTIAL MAJORITY OF OUR SALES. THE LOSS OF, OR A SIGNIFICANT REDUCTION OR CANCELLATION IN SALES TO, ANY KEY CUSTOMER WOULD SERIOUSLY HARM OUR ABILITY TO GROW AND BE PROFITABLE.


     In fiscal 2000, our five largest customers accounted for approximately 98% of our sales. Of these customers, Samsung accounted for 36%, Seagate for 24%, Hitachi for 14%, Fujitsu for 14% and Toshiba for 10%. In the first quarter of fiscal 2001 these same customers accounted for approximately 97% of our sales. Of these customers, Samsung accounted for 45%, Hitachi for 20%, Seagate for 16%, Fujitsu for 12% and Toshiba for 4%. Sales to these large customers have fluctuated significantly from period-to-period, primarily due to the timing and number of design wins with each customer, and will likely continue to fluctuate dramatically in the future. The loss of any of our largest customers, or a significant reduction in sales we make to them, or any problems we encounter collecting amounts they owe us, would likely seriously harm our results of operations and financial condition. Our operating results in the foreseeable future will continue to depend on sales to a relatively small number of customers, as well as the ability of these customers to sell products that incorporate our products. In the future, these customers may decide not to purchase our products at all, to purchase fewer products than they did in the past, or to alter their purchasing patterns, particularly because:


      - we do not have any long-term purchase arrangements or contracts with these or any of our other customers or exclusive arrangements with any customers;

      - substantially all of our sales are made on a purchase order basis, which permits our customers to cancel, change or delay product purchase commitments with little or no notice to us and without penalty; and

      - our customers purchase integrated circuits from our competitors.

     Our customers may also discontinue sales in the markets for which they purchase our products. For example, in fiscal 1999 two of our major customers in fiscal 1998 discontinued sales in the disk drive market, which led to a shift in the composition of our major customers.


IF WE ARE UNABLE TO DEVELOP NEW AND ENHANCED PRODUCTS THAT ACHIEVE MARKET ACCEPTANCE IN A TIMELY MANNER, OUR OPERATING RESULTS AND COMPETITIVE POSITION WILL BE HARMED.

     Our future success will depend on our ability, in a timely and cost effective manner, to develop new products for the broadband data communications markets and to introduce product enhancements to our read channel and preamplifier products. We must also achieve market acceptance for these products and enhancements. If we do not successfully develop and achieve market acceptance for new and enhanced products, our ability to maintain or increase revenues will suffer. The development of our products is highly complex. We occasionally have experienced delays in completing the development and introduction of new products and product enhancements, and we could experience delays in the future. In particular, we have a limited history in developing products for the broadband data communications market and may encounter technical difficulties in developing Gigabit Ethernet or other products for this market that could prevent or delay the successful introduction of these products. Unanticipated problems in developing broadband data communications products could also require the diversion of substantial engineering resources, which may impair our ability to develop new products for the data storage market, and could substantially increase our costs. Even if the new and enhanced products are introduced to the market, we may not be able to achieve market acceptance of these products in a timely manner.

     Successful product development and market acceptance of our products depends on a number of factors, including:

      - timely and cost-effective completion and introduction of new product designs;

      - adoption of our products by customers that are among the first to adopt new technologies and by customers perceived to be market leaders;

      - timely qualification and certification of our products for use in our customers' products;

      - the level of acceptance of our products by existing and potential customers;

      - cost and availability of foundry, assembly and testing capacity;

      - availability, price, performance, power use and size of our products and competing products and technologies;

      - our customer service and support capabilities and responsiveness;

      - successful development of our relationships with existing and potential customers and strategic partners; and

      - our ability to predict and respond to changes in technology, industry standards or end-user preferences.


WE ARE A RELATIVELY SMALL COMPANY WITH LIMITED RESOURCES COMPARED TO SOME OF OUR CURRENT AND POTENTIAL COMPETITORS, AND WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY AND INCREASE OR MAINTAIN REVENUES AND MARKET SHARE.


     We may not be able to compete successfully against current or potential competitors. If we do not compete successfully, our market share and revenues may not increase or may decline. In addition, some of our current and potential competitors have longer operating histories, significantly greater resources and name recognition and a larger base of customers than we have. As a result, these competitors may have greater credibility with our existing and potential customers. Moreover, our competitors may foresee the course of market developments more accurately than we do. They also may be able to adopt more aggressive pricing policies and devote greater resources to the development, promotion and sale of their products than we can to ours, which would allow them to respond more quickly than us to new or emerging technologies or changes in customer requirements. In addition, new competitors or alliances among existing competitors could emerge. We expect to face competition in the future from our current competitors, other manufacturers and designers of integrated circuits, and innovative start-up integrated circuit design companies. Many of our customers are also large, established integrated circuit suppliers. Our sales to and support of such customers may enable them to become a source of competition to us, despite our effort to protect our intellectual property rights.

     As we begin to enter the broadband data communications market, we face competition from a number of additional competitors who have a long history of serving that market. Many of these competitors have established reputations in that market and long-standing relationships with the customers to whom we intend to sell our products that could prevent us from competing successfully.

     Competition could increase pressure on us to lower our prices and lower our margins.

DUE TO OUR LIMITED OPERATING HISTORY, WE MAY HAVE DIFFICULTY IN ACCURATELY PREDICTING OUR FUTURE SALES AND APPROPRIATELY BUDGETING FOR OUR EXPENSES, AND WE MAY NOT BE ABLE TO MAINTAIN OUR EXISTING GROWTH RATE.

     We were incorporated in 1995, did not begin generating any meaningful sales until June 1998 and did not become profitable on an annual basis until fiscal 2000. This limited operating experience, combined with the rapidly changing nature of the markets in which we sell our products, limits our ability to accurately forecast quarterly or annual sales. Additionally, because many of our expenses are fixed in the short term or incurred in advance of anticipated sales, we may not be able to decrease our expenses in a timely manner to offset any shortfall of sales. For example, in the last quarter of fiscal 1999 we failed to achieve budgeted revenues, due to slower than anticipated design wins for our products. We are currently expanding our staffing and increasing our expense levels in anticipation of future sales growth. If our sales do not increase as anticipated, significant losses could result due to our higher expense levels.

     Although we have experienced sales and earnings growth in prior quarterly and annual periods, we may not be able to sustain these growth rates. Accordingly, you should not rely on the results of any prior quarterly or annual periods as an indication of our future performance.

BECAUSE WE DO NOT HAVE LONG-TERM COMMITMENTS FROM OUR CUSTOMERS, WE MUST ESTIMATE CUSTOMER DEMAND, AND ERRORS IN OUR ESTIMATES CAN HAVE NEGATIVE EFFECTS ON OUR INVENTORY LEVELS AND SALES.

     Our sales are made on the basis of individual purchase orders rather than long-term purchase commitments. In addition, our customers may cancel or defer purchase orders. We have historically placed firm orders for products with our suppliers up to 16 weeks prior to the anticipated delivery date and typically prior to receiving an order for the product. Therefore our order volumes are based on our forecasts of demand from our customers. This process requires us to make multiple demand forecast assumptions, each of which may introduce error into our estimates. If we overestimate customer demand, we may allocate resources to manufacturing products that we may not be able to sell when we expect or at all. As a result, we would have excess inventory, which would harm our financial results. Conversely, if we underestimate customer demand or if insufficient manufacturing capacity is available, we would forego revenue opportunities, lose market share and damage our customer relationships. On occasion, we have been unable to adequately respond to unexpected increases in customer purchase orders, and therefore, were unable to benefit from this increased demand.

WE RELY ON INDEPENDENT FOUNDRIES AND SUBCONTRACTORS FOR THE MANUFACTURE, ASSEMBLY AND TESTING OF OUR INTEGRATED CIRCUIT PRODUCTS, AND THE FAILURE OF ANY OF THESE THIRD-PARTY VENDORS TO DELIVER PRODUCTS OR OTHERWISE PERFORM AS REQUESTED COULD DAMAGE OUR RELATIONSHIPS WITH OUR CUSTOMERS AND DECREASE OUR SALES AND LIMIT OUR GROWTH.

     We do not have our own manufacturing, assembly or testing facilities. Therefore, we must rely on third-party vendors to manufacture, assemble and test the products we design. We currently rely on Taiwan Semiconductor Manufacturing Company to produce substantially all of our integrated circuit products. We also currently rely on third-party assembly and test subcontractors to assemble, package and test our products. If these vendors do not provide us with high quality products and services in a timely manner, or if one or more of these vendors terminates their relationship with us, we may be unable to obtain satisfactory replacements to fulfill customer orders on a timely basis, our relationships with our customers could suffer, our sales could decrease and our growth could be limited. Other significant risks associated with relying on these third-party vendors include:

      - our customers or their end customers may fail to approve or delay in approving our selected supplier;

      - we have reduced control over product cost, delivery schedules and product quality;

      - the warranties on wafers or products supplied to us are limited; and

      - we face increased exposure to potential misappropriation of our intellectual property.

     We currently do not have long-term supply contracts with any of our third-party vendors. They therefore are not obligated to perform services or supply products to us for any specific period, in any specific quantities, or at any specific price, except as may be provided in a particular purchase order. None of our third-party foundry or assembly and test subcontractors has provided contractual assurances to us that adequate capacity will be available to us to meet future demand for our products. These foundries may allocate capacity to the production of other companies' products while reducing deliveries to us on short notice. In particular, foundry customers that are larger and better financed than we are or that have long-term agreements with these foundries may cause these foundries to reallocate capacity to those customers, decreasing the capacity available to us. If we need another integrated circuit foundry or assembly and test contractor because of increased demand or the inability to obtain timely and adequate deliveries from our providers at the time, we might not be able to develop relationships with other vendors who are able to satisfy our requirements. Even if other integrated circuit foundries or assembly and test contractors are available at that time to satisfy our requirements, it would likely take several months to acquire a new provider. Such a change may also require the approval of our customers, which would take time to effect and could cause our customers to cancel orders or fail to place new orders.

IF OUR FOUNDRIES DO NOT ACHIEVE SATISFACTORY YIELDS OR QUALITY, OUR RELATIONSHIPS WITH OUR CUSTOMERS AND OUR REPUTATION WILL BE HARMED.

     The fabrication of integrated circuits is a complex and technically demanding process. Our foundries have from time to time experienced manufacturing defects and reduced manufacturing yields. In the fourth quarter of fiscal 2000, we experienced low yields in the production of our newly introduced read channel product, which decreased our gross profits for the quarter. Changes in manufacturing processes or the inadvertent use of defective or contaminated materials by our foundries could result in lower than anticipated manufacturing yields or unacceptable performance. Many of these problems are difficult to detect at an early stage of the manufacturing process and may be time consuming and expensive to correct. Poor yields from our foundries, or defects, integration issues or other performance problems in our products could cause significant customer relations and business reputation problems, harm our financial results and result in financial or other damages to our customers. Our customers could also seek damages from us for their losses. A product liability claim brought against us, even if unsuccessful, would likely be time consuming and costly to defend.

In addition, defects in our existing or new products could result in significant warranty, support and repair costs, and divert the attention of our engineering personnel from our product development efforts.

BECAUSE FOUNDRY CAPACITY IS LIMITED, WE MAY TAKE VARIOUS ACTIONS TO TRY TO SECURE CAPACITY, WHICH MAY BE COSTLY AND HARM OUR OPERATING RESULTS.

     Foundry capacity is limited and competition for capacity is increasing. In order to secure foundry capacity as competition increases, we may enter into various arrangements with suppliers that could be costly and harm our operating results. This year, as we have increased our orders with Taiwan Semiconductor Manufacturing Company, Taiwan Semiconductor has tightened its credit policy applicable to us by determining whether our credit limit has been reached when we place orders, rather than when it begins production of our orders. This action required us to obtain additional credit facilities, which reduces our financial flexibility. As competition for foundry space increases, additional arrangements may be required, including:

      - option payments or other prepayments to a foundry;

      - nonrefundable deposits with or loans to foundries in exchange for capacity commitments;

      - contracts that commit us to purchase specified quantities of integrated circuits over extended periods;

      - issuance of our equity securities to a foundry;

      - investment in a foundry;

      - joint ventures; and

      - other partnership relationships with foundries.

We may not be able to make any such arrangement in a timely fashion or at all, and any arrangements may be costly, reduce our financial flexibility, and not be on terms favorable to us. Moreover, if we are able to secure foundry capacity, we may be obligated to use all of that capacity or incur penalties. These penalties may be expensive and could harm our financial results.

WE DEPEND ON KEY PERSONNEL WITH WHOM WE DO NOT HAVE EMPLOYMENT AGREEMENTS TO MANAGE OUR BUSINESS IN A RAPIDLY CHANGING MARKET, AND IF WE ARE UNABLE TO RETAIN OUR CURRENT PERSONNEL AND HIRE ADDITIONAL PERSONNEL, OUR ABILITY TO DEVELOP AND SUCCESSFULLY MARKET OUR PRODUCTS COULD BE HARMED.

     We believe our future success will depend in large part upon our ability to attract, integrate and retain highly skilled managerial, engineering and sales and marketing personnel. The loss of any key employees or the inability to attract or retain qualified personnel, including engineers and sales and marketing personnel, could delay the development and introduction of, and harm our ability to sell, our products. Due to the relatively early stage of our company's business, we believe that our future success is highly dependent on the contributions of Sehat Sutardja, our co-founder, President and Chief Executive Officer, Pantas Sutardja, our co-founder and Vice-President, and Chief Technology Officer of Marvell Semiconductor, and Weili Dai, our co-founder and Executive Vice President, and General Manager of Data Communications Group of Marvell Semiconductor. We do not have employment contracts with these or any other key personnel, and their knowledge of the business and industry would be extremely difficult to replace.

     There is currently a shortage of qualified technical personnel with significant experience in the design, development, manufacture, marketing and sales of integrated circuits for use in communications products. In particular, there is a shortage of engineers who are familiar with the intricacies of the design and manufacture of products based on analog technology, and competition for these engineers is intense. Our key technical personnel represent a significant asset and serve as the source of our technological and product innovations. We may not be successful in attracting, integrating and retaining sufficient numbers of technical personnel to support our anticipated growth.

OUR RAPID GROWTH HAS STRAINED OUR RESOURCES AND OUR INABILITY TO MANAGE ANY FUTURE GROWTH COULD HARM OUR PROFITABILITY.


     During the past year, we have significantly increased the scope of our operations and expanded our workforce from 101 employees at January 31, 1999 to 274 employees at May 31, 2000. This growth has placed, and any future growth of our operations will continue to place, a significant strain on our management personnel, systems and resources. We anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We also expect that we will need to continue to expand, train, manage and motivate our workforce. All of these endeavors will require substantial management effort. If we are unable to effectively manage our expanding operations, our profitability could be harmed.



     As a result of this growth, we believe that our current facilities will be inadequate to meet our requirements past 2000. We expect we will need to locate additional space in California, and may find it necessary to vacate our current locations. If we relocate, we may have to pay rent on two leases for a period of time. Because of the competition for space in the area of California in which we are located, additional space may cost substantially more than our existing facilities. We may also incur significant additional capital expenditures for construction of tenant improvements. These relocations could also result in temporary disruptions of our operations and diversion of management's attention and resources.


WE FACE FOREIGN BUSINESS, POLITICAL AND ECONOMIC RISKS, WHICH MAY HARM OUR RESULTS OF OPERATIONS, BECAUSE A MAJORITY OF OUR PRODUCTS AND OUR CUSTOMERS' PRODUCTS ARE MANUFACTURED AND SOLD OUTSIDE OF THE UNITED STATES.

     A substantial portion of our business is conducted outside of the United States and as a result, we are subject to foreign business, political and economic risks. All of our products are manufactured outside of the United States. Our current qualified integrated circuit foundries are located in the same region within Taiwan, and our primary assembly and test subcontractors are located in the Pacific Rim region. In addition, many of our customers are located outside of the United States, primarily concentrated in Singapore, Korea, the Philippines and Japan, which further exposes us to foreign risks. Sales outside of the United States accounted for 99% of our revenues in fiscal 1999 and fiscal 2000. We anticipate that our manufacturing, assembly, testing and sales outside of the United States will continue to account for a substantial portion of our operations and revenue in future periods. Accordingly, we are subject to international risks, including:

      - difficulties in obtaining governmental approvals and permits and complying with foreign laws;

      - difficulties in staffing and managing foreign operations;

      - trade restrictions or higher tariffs;

      - transportation delays;

      - difficulties of managing distributors;

      - political and economic instability; and

      - inadequate local infrastructure.

     Because sales of our products have been denominated to date exclusively in United States dollars, increases in the value of the United States dollar will increase the price of our products so that they become relatively more expensive to customers in the local currency of a particular country, potentially leading to a reduction in sales and profitability for us in that country. A portion of our international revenue may be denominated in foreign currencies in the future, which will subject us to risks associated with fluctuations in exchange rates for those foreign currencies.

OUR THIRD PARTY FOUNDRIES AND SUBCONTRACTORS ARE CONCENTRATED IN TAIWAN AND ELSEWHERE IN THE PACIFIC RIM, AN AREA SUBJECT TO SIGNIFICANT EARTHQUAKE RISKS. ANY DISRUPTION TO THE OPERATIONS OF THESE FOUNDRIES AND SUBCONTRACTORS RESULTING FROM EARTHQUAKES OR OTHER NATURAL DISASTERS COULD CAUSE SIGNIFICANT DELAYS IN THE PRODUCTION OR SHIPMENT OF OUR PRODUCTS.

     Substantially all of our products are produced by Taiwan Semiconductor Manufacturing Company located in Taiwan. Currently our only alternative manufacturing source is also located in Taiwan. In addition, substantially all of our assembly and testing facilities are located in Singapore, Taiwan and the Philippines. The risk of an earthquake in Taiwan and elsewhere in the Pacific Rim region is a significant risk due to the proximity of major earthquake fault lines to the facilities of our foundries and subcontractors. In September 1999, a major earthquake in Taiwan affected the facilities of several of these third party contractors. As a consequence of this earthquake, these contractors suffered power outages and disruptions that impaired their production capacity. The occurrence of an earthquake or other natural disaster could result in the disruption of our foundry or assembly and test capacity. Any disruption resulting from such events could cause significant delays in the production or shipment of our products until we are able to shift our manufacturing, assembling or testing from the affected contractor to another third party vendor. We may not be able to obtain alternate capacity on favorable terms, if at all.

WE MAY NEED ADDITIONAL FUNDS TO EXECUTE OUR BUSINESS PLAN, AND IF WE ARE UNABLE TO OBTAIN THESE FUNDS, OR IF ADDITIONAL FUNDS ARE NOT AVAILABLE ON ACCEPTABLE TERMS WE WILL NOT BE ABLE TO EXPAND OUR BUSINESS AS PLANNED.

     We may require substantial additional capital to finance our future growth, secure additional independent foundry capacity and fund our ongoing research and development activities beyond fiscal 2000. Our capital requirements will depend on many factors, including:

      - acceptance of and demand for our products;

      - the types of arrangements that we may enter into with our independent foundries; and

      - the extent to which we invest in or acquire new technology and research and development projects and increase our sales and marketing or other operating expenses.

     To the extent that the net proceeds from this offering, together with our existing sources of liquidity and cash flow from operations are insufficient to fund our activities, we may need to raise additional funds. Additional financing may not be available to us on terms favorable to us or at all. If we can raise additional funds through the issuance of equity securities, the percentage of ownership of our existing shareholders would be reduced. Any equity securities we issue may have rights, preferences or privileges senior to those of our common stock. If we issue debt securities, we may incur significant interest expense, which would harm our profitability. The issuance of debt securities may also require us to agree to various restrictions common to debt securities, including limitations on further borrowings and on our right to pay dividends. If additional funds are not available, we may be required to limit our research and development and sales and marketing activities and the expansion of our business.

OUR FAILURE TO SUCCESSFULLY INTEGRATE ANY ACQUISITIONS WE MAKE COULD DISRUPT OUR BUSINESS AND HARM OUR FINANCIAL CONDITION.

     As part of our growth strategy, we may consider opportunities to acquire other businesses or technologies that would complement our current product offerings, expand the breadth of our markets or enhance our technical capabilities. To date, we have not made any acquisitions and we are currently not subject to any agreement or letter of intent with respect to potential acquisitions.

Acquisitions entail a number of risks that could harm our business and result in the acquired business not performing as expected, including:

      - problems integrating the acquired operations, personnel, technologies or products with our existing business and products;

      - diversion of management's time and attention from our core business;

      - difficulties in retaining business relationships with suppliers and customers of the acquired company;

      - risks associated with entering markets in which we lack prior experience; and

      - potential loss of key employees of the acquired company.

                         RISKS RELATED TO OUR INDUSTRY

THE AVERAGE SELLING PRICES OF PRODUCTS IN OUR MARKETS HAVE HISTORICALLY DECREASED RAPIDLY AND WILL LIKELY DO SO IN THE FUTURE, WHICH COULD HARM OUR GROSS PROFITS AND SALES.

     The products we develop and sell are used for high volume applications. As a result, the prices of those products have historically decreased rapidly. For example, from fiscal 1999 to fiscal 2000, the average selling price of our data storage products decreased by approximately 20%. Our gross profits and financial results will suffer if we are unable to offset any reductions in our average selling prices by increasing our sales volumes, reducing our costs, or developing new or enhanced products on a timely basis with higher selling prices or gross profits. We expect that as a result of pricing pressure from our customers our gross profits on our data storage products are also likely to decrease over the next fiscal year below levels we have historically experienced. Because we do not operate our own manufacturing, assembly or testing facilities, we may not be able to reduce our costs as rapidly as companies that operate their own facilities, and our costs may even increase. In the past, we have reduced the average unit price of our products in anticipation of future competitive pricing pressures, new product introductions by us or our competitors and other factors. We expect that we will have to do so again in the future.

WE HAVE A LENGTHY AND EXPENSIVE SALES CYCLE, WHICH DOES NOT ASSURE PRODUCT SALES, AND WHICH IF UNSUCCESSFUL MAY HARM OUR OPERATING RESULTS.

     The sales cycle for our products is long and requires us to invest significant resources with each potential customer without any assurance of sales to that customer. Our sales cycle typically begins with a three to six month evaluation and test period, also known as qualification, during which our products undergo rigorous reliability testing by our customers. Qualification is followed by a twelve to eighteen month development period by our customers and an additional three to six month period before a customer commences volume production of equipment incorporating our products. This lengthy sales cycle creates the risk that our customer will decide to cancel or change product plans for products incorporating our integrated circuits. During our sales cycle, our engineers assist our customers in implementing our solutions into their product. We incur significant research and development and selling, general and administrative expenses as part of this process and we may never generate related revenues. We derive revenue from this process only if our design is selected. Once a customer selects a particular integrated circuit for use in a data storage product, the customer generally uses solely that integrated circuit for a full generation of its product. Therefore, if we do not achieve a design win for a product we will be unable to sell our integrated circuit to our customer until our customer develops a new product or a new generation of its product. Even if we achieve a design win with a customer, our customer may not ultimately ship products incorporating our products or may cancel orders after we have achieved a sale. In addition, we will have to begin the qualification process again when a customer develops a new generation of a product for which we were the successful supplier.

     Also, during the final production of a mature product, our customers typically exhaust their existing inventory of our integrated circuits. Consequently, orders for our products may decline in those circumstances, even if our products are incorporated into both our customer's mature and replacement products. A delay in the customer's transition to commercial production of a replacement product may cause them to lose sales, which would delay our ability to recover the lost sales from the discontinued mature product. Also customers may defer orders in anticipation of new products or product enhancements from us or our competitors.

WE ARE SUBJECT TO THE CYCLICAL NATURE OF THE INTEGRATED CIRCUIT INDUSTRY. ANY FUTURE DOWNTURNS WILL LIKELY REDUCE OUR REVENUE AND RESULT IN OUR HAVING EXCESS INVENTORY.

     The integrated circuit industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. The industry has experienced significant downturns, often connected with, or in anticipation of, maturing product cycles of both integrated circuit companies' and their customers' products and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. Any future downturns will likely reduce our revenue and result in our having excess inventory. Furthermore, any upturn in the integrated circuit industry could result in increased competition for access to third-party foundry, assembly and test capacity.

WE ARE DEPENDENT UPON THE HARD DISK DRIVE INDUSTRY, WHICH IS HIGHLY CYCLICAL AND EXPERIENCES RAPID TECHNOLOGICAL CHANGE.

     Prior to March, 2000, all of our sales were to customers in the hard disk drive industry. The hard disk drive industry is intensely competitive and the technology changes rapidly. As a result, this industry is highly cyclical, with periods of increased demand and rapid growth followed by periods of oversupply and subsequent contraction. These cycles may affect us as our customers are suppliers to this industry. Hard disk drive manufacturers tend to order more components than they may need during growth periods, and sharply reduce orders for components during periods of contraction. In addition, advances in existing technologies and the introduction of new technologies may result in lower demand for disk drive storage devices, thereby reducing demand for our products.

     Rapid technological changes in the hard disk drive industry often result in significant and rapid shifts in market share among the industry's participants. If the hard disk drive manufacturer supplied by our customers do not retain or increase market share, our sales may decrease.

THE DEVELOPMENT AND EVOLUTION OF MARKETS FOR OUR INTEGRATED CIRCUITS ARE DEPENDENT ON FACTORS, SUCH AS INDUSTRY STANDARDS, OVER WHICH WE HAVE NO CONTROL. FOR EXAMPLE, IF OUR CUSTOMERS ADOPT NEW OR COMPETING INDUSTRY STANDARDS WITH WHICH OUR PRODUCTS ARE NOT COMPATIBLE OR FAIL TO ADOPT STANDARDS WITH WHICH OUR PRODUCTS ARE COMPATIBLE, OUR EXISTING PRODUCTS WOULD BECOME LESS DESIRABLE TO OUR CUSTOMERS AND OUR SALES WOULD SUFFER.

     The emergence of markets for our integrated circuits is affected by a variety of factors beyond our control. In particular, our products are designed to conform to current specific industry standards. Our customers may not adopt or continue to follow these standards, which would make our products less desirable to our customers and reduce our sales. Also, competing standards may emerge that are preferred by our customers, which could also reduce our sales and require us to make significant expenditures to develop new products.

     We have made a significant investment in the development and production of our Gigabit Ethernet products. However, the Gigabit Ethernet technology is relatively new compared to the more established 10 and 100 megabits per second Ethernet technologies. If the Gigabit Ethernet technology does not achieve widespread market acceptance, our Gigabit Ethernet products may never be profitable.

WE MAY BE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY, WHICH WOULD NEGATIVELY AFFECT OUR ABILITY TO COMPETE.


     We believe one of our key competitive advantages results from our collection of proprietary technologies that we have developed since our inception. If we fail to protect these intellectual property rights, competitors could sell products based on technology that we have developed, which could harm our competitive position and decrease our revenues. We believe that the protection of our intellectual property rights is and will continue to be important to the success of our business. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods, to protect our proprietary technologies. We also enter into confidentiality or license agreements with our employees, consultants and business partners, and control access to and distribution of our documentation and other proprietary information. As of June 5, 2000, we had been issued nine United States patents and had a number of pending United States patent applications. However, a patent may not be issued as a result of any applications or, if issued, claims allowed may not be sufficiently broad to protect our technology. In addition, it is possible that existing or future patents may be challenged, invalidated or circumvented. Despite our efforts, unauthorized parties may attempt to copy or otherwise obtain and use our products or proprietary technology. Monitoring unauthorized use of our technology is difficult, and the steps that we have taken may not prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.


SIGNIFICANT LITIGATION OVER INTELLECTUAL PROPERTY IN OUR INDUSTRY MAY CAUSE US TO BECOME INVOLVED IN COSTLY AND LENGTHY LITIGATION, WHICH COULD SUBJECT US TO LIABILITY, REQUIRE US TO STOP SELLING OUR PRODUCTS OR FORCE US TO REDESIGN OUR PRODUCTS.

     Litigation involving patents and other intellectual property is widespread in the high-technology industry and is particularly prevalent in the integrated circuit industry, where a number of companies aggressively bring numerous infringement claims to protect their patent portfolios. We may become a party to litigation in the future either to protect our intellectual property or as a result of an alleged infringement of others' intellectual property. These lawsuits could subject us to significant liability for damages and invalidate our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation also could force us to do one or more of the following:

      - stop selling products or using technology that contain the allegedly infringing intellectual property;

      - pay damages to the party claiming infringement;

      - attempt to obtain a license to the relevant intellectual property, which license may not be available on reasonable terms or at all; and

      - attempt to redesign those products that contain the allegedly infringing intellectual property.

                         RISKS RELATED TO THIS OFFERING

WE ARE INCORPORATED IN BERMUDA, AND, AS A RESULT, IT MAY NOT BE POSSIBLE FOR SHAREHOLDERS TO ENFORCE CIVIL LIABILITY PROVISIONS OF THE SECURITIES LAWS OF THE UNITED STATES.

     We are organized under the laws of Bermuda. As a result, it may not be possible for our shareholders to effect service of process within the United States upon us, or to enforce against us in United States courts judgments based on the civil liability provisions of the securities laws of the United States. Our executive officers and directors are all residents of the United States. However, there is significant doubt as to whether the courts of Bermuda would recognize or enforce judgments of United States courts obtained against us or our directors or officers based on the civil liabilities provisions of the securities laws of the United States or any state or hear actions brought in Bermuda against us or those persons based on those laws. We have been advised by our legal advisor in Bermuda, Conyers Dill & Pearman, that the United States and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based solely on United States federal or state securities laws, would not be automatically enforceable in Bermuda.

OUR BYE-LAWS CONTAIN A WAIVER OF CLAIMS OR RIGHTS OF ACTION BY OUR SHAREHOLDERS AGAINST OUR OFFICERS AND DIRECTORS, WHICH WILL SEVERELY LIMIT YOUR RIGHT TO ASSERT A CLAIM AGAINST OUR OFFICERS AND DIRECTORS UNDER BERMUDA LAW.


     Our Bye-laws contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers and directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties with or for us, other than with respect to any matter involving any fraud or dishonesty on the part of such officer or director. This waiver will limit your right to assert claims against our officers and directors unless the act complained of involves actual fraud or dishonesty. Thus, so long as acts of business judgment do not involve actual fraud or dishonesty, they will not be subject to shareholder claims under Bermuda law. For example, shareholders will not have claims against officers and directors for a breach of trust, unless the breach rises to the level of actual fraud or dishonesty.


BERMUDA LAW DIFFERS FROM THE LAWS IN EFFECT IN THE UNITED STATES AND MAY AFFORD LESS PROTECTION TO SHAREHOLDERS.

     Our shareholders may have more difficulty in protecting their interests than would shareholders of a corporation incorporated in a jurisdiction of the United States. We are a Bermuda company and, accordingly, are governed by The Companies Act, 1981 of Bermuda. The Companies Act, 1981 of Bermuda differs in material respects from laws applicable to United States corporations and shareholders, including the following:


     - any transaction we enter into in which a director has an interest is neither voidable by us nor is the director liable to us for any profit realized, provided the nature of the director's interest is disclosed to the board of directors at the first opportunity; and



     - class actions and derivative actions are not available to shareholders except in limited circumstances. The circumstances in which class actions and derivative actions are available to our shareholders are described in this prospectus under the heading "Description of Capital
       Stock -- Appraisal Rights and Shareholder Suits".


Further information on the differences between the laws of Bermuda and the United States are described in this prospectus under the heading "Certain Foreign Issuer Considerations".

TAX BENEFITS WE RECEIVE MAY BE TERMINATED OR REDUCED IN THE FUTURE, WHICH WOULD INCREASE OUR COSTS.

     We will be subject to United States federal income tax at regular corporate rates and to United States branch profits tax on our income that is effectively connected with the conduct of a trade or business in the United States. We intend to conduct our business so as to limit the amount of our income that is United States effectively connected income. As an example, we have developed sales offices in Singapore and Japan that handle foreign sales activities. We currently accrue for taxes at a rate of 25%. Based on our analysis of applicable United States federal income tax laws and regulations to our operations as currently conducted, we expect to pay taxes at an effective United

States federal income tax rate of approximately 5% to 10%. The Internal Revenue Service will probably disagree with our past or future positions as to the amount of effectively connected income that we earn. The maximum federal income tax rate is 35%, and the branch profits tax rate on income remaining after application of the corporate tax is 30%. Together these two taxes combine for a 54.5% tax rate. Any of our income that is deemed to be income that is effectively connected with the conduct of a trade or business in the United States could be subject to this rate of tax. Consequently, if our positions are disallowed, the amount we have accrued on our financial statements for United States federal income taxes may be insufficient to the extent of the difference between the income tax rate ultimately determined to apply and the 25% accrual rate. In addition, we could be required to make significant cash payments for back taxes, interest and penalties based on the difference between the income tax rate ultimately determined to apply and the effective rate at which we paid those taxes. At April 30, 2000, our income tax liability accrued on our balance sheet aggregated $6,420,000, which reflects our best estimate of such liability. However, we cannot assure you that our actual income tax liability will not exceed this amount. We have filed United States federal income tax returns since 1996. The Internal Revenue Service examined our 1996 United States federal income tax return and made no adjustment; however, we had losses for that year. Dividends from our United States subsidiary will be subject to a 30% United States withholding tax. We do not anticipate paying any such dividends in the foreseeable future.


     The Economic Development Board of Singapore has informed us that it intends to recommend us for pioneer status. We believe that we will shortly receive official approval of pioneer status for a period of at least six years, commencing July 1, 1999. As a result, we anticipate that a significant portion of the income we earn in Singapore during this period will be exempt from the 26% Singapore tax rate. We are required to meet several requirements as to investment, headcount and activities in Singapore to retain this status. If we do not receive pioneer status or if our status is terminated early, our financial results could be harmed.

     Under current Bermuda law, we are not subject to tax on our income or capital gains. We have obtained from the Minister of Finance of Bermuda under the Exempt Undertakings Tax Protection Act 1966, as amended, an undertaking that, in the event that Bermuda enacts any legislation imposing tax computed on income or capital gains, those taxes should not apply to us until March 28, 2016. However, this exemption may not be extended beyond this date.

IF WE ARE CLASSIFIED AS A PASSIVE FOREIGN INVESTMENT COMPANY, OUR SHAREHOLDERS MAY SUFFER ADVERSE TAX CONSEQUENCES.

     Because we are incorporated in Bermuda and have operations in the United States and Singapore, we are subject to special rules and regulations, including rules regarding passive foreign investment company or PFIC. We believe that we are not a PFIC, and we expect to continue to manage our affairs so that we will not become a PFIC. However, whether we should be treated as a PFIC is a factual determination that is made annually and is subject to change. If we are classified as a PFIC, then each United States holder of our common stock would, upon qualifying distributions by us or upon the pledge or sale of their shares of common stock at a gain, be liable to pay tax at the then prevailing rates on ordinary income plus an interest charge, generally as if the distribution or gain had been earned ratably over the shareholder's holding period. In addition to the risks related to PFIC status, we and our shareholders could also suffer adverse tax consequences if we are classified as a foreign personal holding company, a personal holding company or a controlled foreign corporation, each of which is described in this prospectus under the heading "Taxation".

EXISTING SHAREHOLDERS OWN A LARGE PERCENTAGE OF OUR VOTING STOCK, AND THREE EXISTING DIRECTORS, WHO ARE ALSO SIGNIFICANT SHAREHOLDERS, ARE RELATED BY BLOOD OR MARRIAGE. THESE FACTORS MAY ALLOW THE EXISTING SHAREHOLDERS OR THE THREE RELATED DIRECTORS TO CONTROL THE ELECTION OF DIRECTORS AND THE APPROVAL OR DISAPPROVAL OF SIGNIFICANT CORPORATE ACTIONS FOLLOWING THIS OFFERING.

     Immediately after this offering, we anticipate that our executive officers and directors will beneficially own or control, directly or indirectly, approximately 65% of the outstanding shares of common stock. Additionally, Sehat Sutardja and Weili Dai are husband and wife and Sehat Sutardja and Pantas Sutardja are brothers. All three are directors and together they will hold approximately 44% of our outstanding common stock after the completion of this offering. As a result, if the existing shareholders or any of Sehat Sutardja, Pantas Sutardja and Weili Dai act together, they will significantly influence, and will likely control, the election of our directors and approval or disapproval of our significant corporate actions. This influence over our affairs might be adverse to the interests of other shareholders. In addition, the voting power of these shareholders or directors could have the effect of delaying or preventing an acquisition of our company on terms that other shareholders may desire.


     We have been informed by Conyers Dill & Pearman, our Bermuda counsel, that under Bermuda law all our officers, in exercising their powers and discharging their duties, must act honestly and in good faith with a view to our best interests and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Majority shareholders do not automatically owe fiduciary duties to minority shareholders. As a result, the minority shareholders will not have a direct claim against the majority shareholders in the event the majority shareholders take actions that damage the interests of minority shareholders. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda, except the Bermuda courts would be expected to follow English case law precedent, which would permit a shareholder to bring an action in our name if the directors or officers are alleged to be acting beyond our corporate power, committing illegal acts or violating our Memorandum of Association or Bye-laws. In addition, minority shareholders would be able to challenge a corporate action that allegedly constituted a fraud against them or required the approval of a greater percentage of our shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorneys' fees incurred in connection with the action.


OUR COMMON STOCK HAS NOT BEEN PUBLICLY TRADED, AND WE EXPECT THAT THE PRICE OF OUR STOCK MAY FLUCTUATE SUBSTANTIALLY.

     Recently, the stock prices of technology companies similar to Marvell have been quite volatile. Moreover, prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between the underwriters and us. If you purchase shares of common stock, you may not be able to resell your shares at or above the initial offering price. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control and are difficult or impossible to forecast, including the following:

      - actual or anticipated fluctuations in our sales and operating results;

      - changes in recommendations or financial estimates by securities analysts or our failure to perform in line with such estimates;

      - changes in market valuations of other technology companies, particularly those that design, manufacture and/or sell integrated circuits;

      - announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

      - introduction of technologies or product enhancements that reduce the need for our products;

      - departures of key personnel; and

      - sales of our common stock in the future.

CLASS ACTION LITIGATION DUE TO STOCK PRICE VOLATILITY COULD CAUSE US TO INCUR SUBSTANTIAL COSTS AND DIVERT OUR MANAGEMENT'S ATTENTION AND RESOURCES.

     In the past, securities class action litigation often has been brought against a company following periods of volatility in the market price of its securities. Companies in the integrated circuit industry and other technology industries are particularly vulnerable to this kind of litigation due to the high volatility of their stock prices. Accordingly, we may in the future be the target of securities litigation. Securities litigation could result in substantial costs and could divert our management's attention and resources.

FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET MAY DEPRESS OUR STOCK
PRICE.


     After this offering, we will have outstanding 82,211,425 shares of common stock. Sales of a substantial number of shares of our common stock in the public market following this offering could cause our stock price to decline. Substantially all the shares sold in this offering will be freely tradable. Of the remaining 76,211,425 shares of common stock outstanding after this offering, approximately 72,112,617 shares are subject to lock-up agreements with the underwriters ending 180 days after the date of this prospectus. Upon the expiration of the lock-up agreements, and subject to the provisions of Rule 144 and Rule 701, approximately 78,184,042 shares of common stock, assuming the exercise of outstanding warrants and all outstanding vested stock options, will be available for sale in the public market 180 days after the date of this prospectus. Additional shares issuable upon exercise of outstanding stock options will become freely tradable at various times after that date. Goldman, Sachs & Co. can waive the restrictions of the lock-up agreements at an earlier time without prior notice or announcement and allow shareholders to sell their shares. As restrictions on resale end, the market price of our stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock.


WE INTEND TO ADOPT PROVISIONS IN OUR BYE-LAWS THAT COULD DELAY OR PREVENT A CHANGE IN CORPORATE CONTROL, EVEN IF THE CHANGE IN CORPORATE CONTROL WOULD BENEFIT OUR SHAREHOLDERS.


     At our annual general meeting of shareholders on June 17, 2000, we intend to seek the approval of our shareholders of an amendment and restatement of our Bye-laws, which would include the adoption of change in corporate control provisions. These change in corporate control provisions would include:


      - authorizing the issuance of preferred stock without shareholder approval;


      - providing for a classified board of directors with staggered, three-year terms; and



      - requiring two-thirds of the outstanding shares to approve amendments to our Bye-laws.


     The adoption of these change in corporate control provisions could make it more difficult for a third party to acquire us, even if doing so would be a benefit to our shareholders.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     In this prospectus we have made statements under the headings "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and in other sections that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "intends," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "projects," "potential" or "continue," the negative of these terms and other comparable expressions. These forward-looking statements, which are subject to risks, uncertainties, and assumptions about us, may include, among other things, projections of our future financial performance, our anticipated growth strategies, anticipated product introductions and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the heading "Risk Factors". You should specifically consider the numerous risks described under the heading "Risk Factors".

                                USE OF PROCEEDS

     The net proceeds to us from the sale of the 6,000,000 shares of common stock offered by us will be approximately $54.3 million, or approximately $62.6 million if the underwriters' option to purchase additional shares is exercised in full. The amount of net proceeds has been calculated based on an assumed initial public offering price of $10.00 per share and after deducting an assumed underwriting discount and the estimated offering expenses payable by us. The primary purposes of this offering are to obtain additional equity capital, create a public market for our common stock and facilitate future access to public markets.

     We intend to use the net proceeds from this offering primarily for general corporate purposes, including working capital and capital expenditures. We may use a portion of the net proceeds from this offering to acquire or invest in businesses, technologies or services that are complementary to our existing business. However, we have no present plans or commitments and are not engaged in any negotiations with respect to any material transactions of this type. Pending these uses, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing securities, certificates of deposit or guaranteed obligations of the United States.

                                DIVIDEND POLICY


     We have never declared or paid cash dividends on our capital stock. We currently expect to retain earnings, if any, to finance the growth and development of our business. Therefore, we do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. The decision whether to pay dividends will be made by our Board of Directors from time to time in light of conditions then existing including, among other things, our results of operations, financial condition and anticipated cash requirements.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of April 30, 2000:

      - on an actual basis;

      - on a pro forma basis giving effect to the automatic conversion of all outstanding shares of preferred stock into common stock, resulting in the issuance of 26,529,504 shares of common stock upon the closing of this offering; and

      - on a pro forma as adjusted basis to reflect the sale of 6,000,000 shares of common stock in this offering at an assumed initial public offering price of $10.00 per share, after deducting an assumed underwriting discount and the estimated offering expenses payable by us and the application of the net proceeds from the offering.

                                                                        APRIL 30, 2000
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
Capital lease obligations, less current portion.............  $     26   $     26     $     26
Mandatorily redeemable convertible preferred stock,
  $0.002 par value, 8,000,000 shares authorized, 6,632,376
     shares issued and outstanding, actual; 8,000,000
     authorized, none issued and outstanding pro forma and
     pro forma as adjusted..................................    22,451         --           --
Shareholders' equity:
  Common stock, $0.002 par value; 242,000,000 shares
     authorized, 49,681,921 shares issued and outstanding,
     actual; 242,000,000 shares authorized, 76,211,425
     shares issued and outstanding, pro forma; 242,000,000
     shares authorized, 82,211,425 shares issued and
     outstanding, pro forma as adjusted.....................        99        152          164
  Additional paid-in capital................................    24,649     47,047      101,310
  Deferred stock-based compensation.........................   (15,397)   (15,397)     (15,397)
  Retained earnings.........................................     4,227      4,227        4,227
                                                              --------   --------     --------
     Total shareholders' equity.............................    13,578     36,029       90,304
                                                              --------   --------     --------
          Total capitalization..............................  $ 36,055   $ 36,055     $ 90,330
                                                              ========   ========     ========

     This information should be read in conjunction with our financial statements and the notes relating to those statements appearing elsewhere in this prospectus.
---------------

     The number of shares of common stock outstanding set forth in the table above excludes the following:

      - 180,000 shares issuable upon the exercise of a warrant to purchase common stock that at the closing of this offering will be issued to replace a warrant to purchase 45,000 shares of Series D preferred stock;

      - 60,000 shares issuable upon the exercise of an outstanding warrant to purchase common stock;

      - 275,408 shares issuable upon the automatic conversion of Series D preferred stock that we expect to issue upon the exercise of warrants that would otherwise expire upon the closing of this offering;

      - 11,492,809 shares issuable upon the exercise of outstanding stock options, at a weighted average exercise price of $1.27 per share, granted through April 30, 2000;

      - 5,225,270 shares available at April 30, 2000 for future issuance under our 1995 Stock Option Plan and 1997 Directors' Stock Option Plan; and


      - 2,790,500 shares issuable upon the exercise of outstanding stock options, at a weighted average exercise price of $10.00 per share, granted subsequent to April 30, 2000 and through June 5, 2000.

                                    DILUTION

     As of April 30, 2000, our pro forma net tangible book value was approximately $36,029,000, or $0.47 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by 76,211,425 shares of common stock outstanding giving effect to the conversion of all outstanding shares of preferred stock into shares of common stock upon completion of this offering. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately following this offering.

     Purchasers of common stock in this offering will experience immediate dilution. Without taking into account any changes in net tangible book value after April 30, 2000, other than to give effect to the sale of the shares of common stock offered by us at an assumed initial public offering price of $10.00 per share, and after deducting an assumed underwriting discount and estimated offering expenses payable by us, our pro forma net tangible book value as of April 30, 2000 would have been approximately $90,304,000 or $1.10 per share of common stock. This amount represents an immediate increase in pro forma net tangible book value of $0.63 per share to the existing shareholders and an immediate dilution in pro forma net tangible book value of $8.90 per share to new investors purchasing shares in this offering. If the initial public offering price is higher or lower, the dilution to new investors will be greater or less. The following table illustrates the dilution in pro forma net tangible book value per share to new investors.

Assumed initial public offering price per share.............           $10.00
  Pro forma net tangible book value per share as of April
     30, 2000...............................................  $ 0.47
  Increase per share attributable to new investors..........    0.63
                                                              ------
Pro forma net tangible book value per share after this
  offering..................................................             1.10
                                                                       ------
Dilution per share to new investors.........................           $ 8.90
                                                                       ======

     The following table summarizes as of April 30, 2000, on the pro forma basis described above, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing shareholders and by new investors purchasing shares of common stock in this offering, before deducting underwriting discounts and commissions and the estimated offering expenses:

                                        SHARES PURCHASED       TOTAL CONSIDERATION    AVERAGE PRICE
                                      --------------------    ---------------------   -------------
                                        NUMBER     PERCENT      AMOUNT      PERCENT     PER SHARE
                                      ----------   -------    -----------   -------   -------------
Existing shareholders...............  76,211,425     92.7%    $28,012,000     31.8%      $ 0.37
New investors.......................   6,000,000      7.3      60,000,000     68.2       $10.00
                                      ----------    -----     -----------    -----
  Total.............................  82,211,425    100.0%    $88,012,000    100.0%
                                      ==========    =====     ===========    =====

     The above information excludes:

     - 180,000 shares issuable upon the exercise of a warrant to purchase common stock that at the closing of this offering will be issued to replace a warrant to purchase 45,000 shares of Series D preferred stock;

     - 60,000 shares issuable upon the exercise of an outstanding warrant to purchase common stock;

     - 275,408 shares issuable upon the automatic conversion of Series D preferred stock that we expect to issue upon the exercise of warrants that would otherwise expire upon the closing of this offering;

     - 11,492,809 shares issuable upon the exercise of outstanding stock options, at a weighted average exercise price of $1.27 per share, granted through April 30, 2000;

     - 5,225,270 shares available at April 30, 2000 for future issuance under our 1995 Stock Option Plan and 1997 Directors' Stock Option Plan; and

     - 2,790,500 shares issuable upon the exercise of outstanding stock options, at a weighted average exercise price of $10.00 per share, granted subsequent to April 30, 2000 and through June 5, 2000.



To the extent any of the options and warrants described above are exercised, there will be further dilution to new investors. Assuming the exercise of all outstanding options noted in the fourth bullet point above, and the exercise of all outstanding warrants noted in the first, second and third bullet points above, as of April 30, 2000, our pro forma net tangible book value at April 30, 2000 would have been $51,208,000, or $0.58 per share. Without taking into account any changes in net tangible book value after April 30, 2000, other than to give effect to the sale of the shares of common stock offered by us at an assumed initial public offering price of $10.00 per share, and after deducting an assumed underwriting discount and estimated offering expenses payable by us, our pro forma net tangible book value as of April 30, 2000 would have been approximately $105,483,000 or $1.12 per share of common stock. This amount represents an immediate increase in pro forma net tangible book value of $0.54 per share to the existing shareholders and an immediate dilution in pro forma net tangible book value of $8.88 per share to new investors purchasing shares in this offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with, and are qualified by reference to, our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The statements of operations data for the years ended January 31, 1998, 1999 and 2000, and the balance sheet data as of January 31, 1999 and 2000, are derived from, and are qualified by reference to, our audited consolidated financial statements which are included elsewhere in this prospectus. The statements of operations data for the years ended January 31, 1996 and 1997, and the balance sheet data as of January 31, 1996, 1997 and 1998 are derived from financial statements that are not included in this prospectus. The statement of operations data for the three months ended April 30, 1999 and 2000, and the balance sheet data as of April 30, 2000 are derived from our unaudited financial statements which are included elsewhere in this prospectus. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations for these periods and financial condition at that date. The historical results presented below are not necessarily indicative of future results. See Note 1 of the notes to our consolidated financial statements for an explanation of the determination of the number of shares used to compute per share amounts.

                                                                                       THREE MONTHS ENDED
                                                 YEAR ENDED JANUARY 31,                    APRIL 30,
                                     -----------------------------------------------   ------------------
                                      1996      1997      1998      1999      2000      1999       2000
                                     -------   -------   -------   -------   -------   -------    -------
                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
Net revenue........................  $   210   $   190   $   625   $21,253   $81,375   $14,056    $29,664
Cost of product revenue............       --        --       312    10,103    33,773     6,195     13,180
                                     -------   -------   -------   -------   -------   -------    -------
Gross profit.......................      210       190       313    11,150    47,602     7,861     16,484
Operating expenses:
  Research and development.........      480     1,350     5,018     5,837    14,452     2,422      6,118
  Marketing and selling............       12       618     1,671     4,631    10,436     1,961      4,084
  General and administrative.......       92       468     1,028     1,190     3,443       651      1,504
  Amortization of stock
    compensation...................       --        --        --        42     2,175        80      2,261
                                     -------   -------   -------   -------   -------   -------    -------
    Total operating expenses.......      584     2,436     7,717    11,700    30,506     5,114     13,967
                                     -------   -------   -------   -------   -------   -------    -------
Operating income (loss)............     (374)   (2,246)   (7,404)     (550)   17,096     2,747      2,517
Interest income....................       22        96       170       175       486        52        242
Interest expense...................       (3)       (2)     (164)     (101)     (156)      (29)        (2)
                                     -------   -------   -------   -------   -------   -------    -------
Income (loss) before income
  taxes............................     (355)   (2,152)   (7,398)     (476)   17,426     2,770      2,757
Provision for income taxes.........       --         1        46       483     4,356       692        689
                                     -------   -------   -------   -------   -------   -------    -------
Net income (loss)..................  $  (355)  $(2,153)  $(7,444)  $  (959)  $13,070   $ 2,078    $ 2,068
                                     =======   =======   =======   =======   =======   =======    =======
Basic net income (loss) per
  share............................  $ (0.02)  $ (0.08)  $ (0.24)  $ (0.03)  $  0.32   $  0.06    $  0.04
Diluted net income (loss) per
  share............................  $ (0.02)  $ (0.08)  $ (0.24)  $ (0.03)  $  0.16   $  0.03    $  0.02
Shares used in computing basic net
  income (loss) per share..........   20,738    25,593    30,436    32,470    41,094    37,135     46,493
Shares used in computing diluted
  net income (loss) per share......   20,738    25,593    30,436    32,470    81,545    78,538     84,796
Pro forma basic net income per
  share............................                                          $  0.20              $  0.03
Pro forma diluted net income per
  share............................                                          $  0.16              $  0.02
Shares used in computing pro forma
  basic net income per share.......                                           66,157               72,978
Shares used in computing pro forma
  diluted net income per share.....                                           81,545               84,796

                                                                 AS OF JANUARY 31,
                                                    --------------------------------------------   APRIL 30,
                                                     1996     1997     1998     1999      2000       2000
                                                    ------   ------   ------   -------   -------   ---------
                                                                         (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents.........................  $1,264   $4,763   $3,307   $ 5,515   $16,600    $15,703
Restricted cash...................................      --       --       --        --        --      3,022
Working capital...................................   1,188    4,426    2,682     6,865    22,611     26,433
Total assets......................................   1,364    5,267    5,291    16,563    46,500     57,542
Notes payable to bank and capital lease
  obligations, less current portion...............      30       --       21       897        36         26
Mandatorily redeemable convertible preferred
  stock...........................................   1,383    7,176   13,465    17,524    22,353     22,451
Total shareholders' equity (deficit)..............    (126)  (2,289)  (9,578)   (9,350)    7,940     13,578

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in these forward-looking statements. We assume no obligation to update the forward-looking statements or such risk factors. Our fiscal year-end financial reporting periods end on the Saturday closest to January 31st. For purposes of presentation, we have indicated our fiscal year as ending on January 31.

OVERVIEW

     We design, develop and market integrated circuits for the communications-related markets of high speed, high density data storage and broadband data communications. We were founded in 1995, and our business has grown rapidly since our inception. We are a fabless integrated circuit company, which means that we rely on independent, third-party contractors to perform manufacturing, assembly and test functions. This approach allows us to focus on designing, developing and marketing our products and significantly reduces the amount of capital we need to invest in manufacturing products.

     From January 1995 until early calendar 1998, we were in a development stage and engaged primarily in research and development. To develop our business quickly, we initially focused our efforts on applying our core technology to develop products for the data storage market. All our product revenues from inception through February 2000 were derived from sales of our read channel and preamplifier products to customers in the data storage market.

     We began shipping our first generation read channel products in volume in June 1998. We began volume shipments of preamplifier products in June 1999. Read channels have historically accounted for more than 85% of our quarterly sales and virtually all of the balance has been derived from sales of preamplifier products. We expect to remain dependent on continued sales of read channel and preamplifier products for a majority of our revenue until we are able to diversify revenue through the addition of new products. We have introduced two new generations of read channel products and one new generation of preamplifier products since we first started shipping read channel and preamplifier products.

     The data storage market is highly competitive and is dominated by a small number of large companies, including Seagate, Quantum, Western Digital, Samsung, Hitachi, Fujitsu and Toshiba. These companies have historically experienced marginal profit levels from sales of their data storage products and are under enormous pricing pressure from their customers, which they typically pass through to their integrated circuit suppliers.

     We have achieved successive quarterly growth in revenues and profitability in fiscal 2000 from sales of our data storage products. However, the data storage industry is an old, matured industry with rapidly declining average selling prices, short product life cycles and cyclical nature of demand for its products. We were able to penetrate this market by offering integrated circuits we believe were more technologically advanced than our competitors. However, we believe this market offers limited opportunities for continued future growth in revenues and profitability. We believe that the data communications sector is an emerging market that offers greater opportunities for growth.

     In December 1999, we introduced our first generation product for Fast Ethernet applications, which began shipping and generating revenue in March 2000. In March 2000, we introduced another product for Fast Ethernet applications, which customers are now sampling. We expect to introduce additional broadband data communications products during calendar year 2000. Our future broadband data communications revenue will depend upon completion of our product development and acceptance by our customers.

     We recognize product revenue upon shipment of our products to customers, net of accruals for estimated sales returns and allowances. We have not experienced any significant sales returns from customers to date. Substantially all of our sales have been generated through our direct sales force. In March 2000, we entered into our first distribution agreement to support our sales and marketing activities in the broadband data communications market, and we plan to enter into other distribution agreements during calendar year 2000. We defer recognition of product revenue on sales made through a distributor until the distributor sells our product to its customer.

     Historically, a relatively small number of customers have accounted for a significant portion of our revenue. Our top five customers accounted for 90%, 99% and 98% of our revenue for the years ended January 31, 1998, 1999 and 2000, and 97% of our revenue for the three months ended April 30, 2000. We anticipate that sales to distributors will increase as a percentage of our revenue in future periods. However, we expect to continue to experience significant customer concentration from direct sales to key customers.

     In addition, a significant portion of our products is sold to customers overseas. Sales to customers in Asia accounted for 99% of our revenue in each of the years ended January 31, 1999 and 2000, and 98% of our revenue for the three months ended April 30, 2000. Because many manufacturers and subcontractors of data storage and broadband data communications devices are located in Asia, we expect that a majority of our revenue will continue to be represented by sales to customers in that region. All of our sales have been denominated in U.S. dollars.

     Our sales have historically been made on the basis of purchase orders rather than long-term agreements. In addition, the sales cycle for our products is long, which may cause us to experience a delay between the time we incur expenses and the time we generate revenue from these expenditures. We expect to increase our research and development, marketing and selling, and general and administrative expenditures as we seek to expand our operations. We anticipate the rate of new orders may vary significantly from quarter to quarter. Consequently, if anticipated sales and shipments in any quarter do not occur when expected, expenses and inventory levels could be disproportionately high, seriously harming our operating results for that quarter and, potentially, future quarters.

     We will incur substantial stock compensation expense in future periods which represents non-cash charges incurred as a result of the issuance of stock options to employees and directors. These charges are recorded based on the difference between the deemed fair value of the common stock and the option exercise price of such options at the date of grant and are amortized under an accelerated method over the option vesting period. At April 30, 2000, the amount of the deferred charge to be amortized over future periods was $15.4 million. Of the $15.4 million remaining to be amortized, $5.9 million is expected to be charged in the remaining nine months of fiscal 2001, $4.7 million in fiscal 2002, $2.7 million in fiscal 2003 and the balance in future years.

     We have accrued income taxes at an effective tax rate of 25% since achieving consolidated profitability in fiscal 2000. The difference between this rate and the federal tax rate of 35% is due to the lower tax rates imposed on our operations in Bermuda and Singapore and to the benefits realized from research and development credits in the United States. Our operations in Singapore are subject to a statutory tax rate of 26%. The Economic Development Board of Singapore has informed us that it intends to recommend us for pioneer status. We believe that we will shortly receive official approval of pioneer status for a period of at least six years, commencing July 1, 1999. As a result, we currently believe that approximately 60% of our Singapore profits will not be subject to tax prior to July 31, 2005. During the year ended January 31, 2000, Singapore profits represented approximately 6% of our total income before taxes. This percentage will fluctuate from period to period depending upon the relative growth of our Singapore operations as compared to our overall operations. We have an undertaking from the government of Bermuda that we will not be subject to tax on our income and capital gains in Bermuda until March 28, 2016.

RESULTS OF OPERATIONS

     The following table sets forth the statements of operations data expressed as a percentage of net revenue for the periods indicated.

                                                                      THREE MONTHS
                                                                         ENDED
                                         YEAR ENDED JANUARY 31,        APRIL 30,
                                        -------------------------    --------------
                                         1998      1999     2000     1999     2000
                                        -------    -----    -----    -----    -----
Net revenue...........................    100.0%   100.0%   100.0%   100.0%   100.0%
Cost of product revenue...............     49.9     47.5     41.5     44.1     44.4
                                        -------    -----    -----    -----    -----
Gross profit..........................     50.1     52.5     58.5     55.9     55.6
Operating expenses:
  Research and development............    802.9     27.5     17.8     17.2     20.6
  Marketing and selling...............    267.4     21.8     12.8     14.0     13.8
  General and administrative..........    164.5      5.6      4.2      4.6      5.1
  Amortization of stock
     compensation.....................       --      0.2      2.7      0.6      7.6
                                        -------    -----    -----    -----    -----
       Total operating expenses.......   1234.8     55.1     37.5     36.4     47.1
                                        -------    -----    -----    -----    -----
Operating income (loss)...............  (1184.7)    (2.6)    21.0     19.5      8.5
Interest income.......................     27.2      0.8      0.6      0.4      0.8
Interest expense......................    (26.2)    (0.5)    (0.2)    (0.2)     0.0
                                        -------    -----    -----    -----    -----
Income (loss) before income taxes.....  (1183.7)    (2.3)    21.4     19.7      9.3
Provision for income taxes............     (7.4)    (2.3)    (5.4)    (4.9)    (2.3)
                                        -------    -----    -----    -----    -----
Net income (loss).....................  (1191.1)%   (4.6)%  16.0%     14.8%     7.0%
                                        =======    =====    =====    =====    =====

YEARS ENDED JANUARY 31, 1998, 1999 AND 2000

     NET REVENUE. We recognize revenue upon shipment of product to our customers, net of accruals for estimated sales returns and allowances. Net revenue increased from $625,000 in fiscal 1998 to $21.3 million in fiscal 1999, and to $81.4 million in fiscal 2000. Fiscal 1998 revenue included approximately $197,000 of revenue derived from a research and development contract. Revenue in fiscal 1999 reflects commencement of volume shipments of our read channel products. Revenue increased from fiscal 1999 to fiscal 2000 primarily as a result of continued market acceptance of our read channel products and commencement of volume shipment of our preamplifier products. Although average selling prices declined by approximately 20% from fiscal 1999 to fiscal 2000, the volume of units shipped increased from approximately 5.1 million units in fiscal 1999 to 24.9 million units in fiscal 2000. Sales of read channel products increased from $21.2 million in fiscal 1999 to $76.0 million in fiscal 2000, while sales of preamplifier products increased from $8,000 in fiscal 1999 to $5.4 million in fiscal 2000. We expect that the rate of growth of our revenue from sales of data storage products will be considerably lower in fiscal 2001 than the rate of growth we experienced in fiscal 1999 and fiscal 2000.

     COST OF PRODUCT REVENUE. Cost of product revenue consists primarily of the costs of manufacturing, assembly and test of our integrated circuit devices and related overhead costs, and compensation and associated costs related to manufacturing support, logistics and quality assurance personnel. Gross profit, which equals product revenue, excluding $197,000 in revenue for the year ended January 31, 1998 related to a research and development contract, less cost of product revenue, as a percentage of revenue, increased from 27.1% in fiscal 1998, to 52.5% in fiscal 1999, and to 58.5% in fiscal 2000. The increase in gross profit in fiscal 1999 was primarily due to the substantial increase in sales from $625,000 in fiscal 1998 to $21.3 million in fiscal 1999. The increase in gross profit in fiscal 2000 was primarily due to the substantial increase in sales from $21.3 million in fiscal 1999 to $81.4 million in fiscal 2000, and a reduction in product costs per unit in fiscal 2000 of approximately 15%. We expect our gross profit to decrease as a percentage of revenue due to increased pricing pressures from our customers as well as from our competitors and due to potential cost increases resulting from limited foundry capacity.

     Product costs per unit declined in fiscal 2000 due to a general decrease in the prices charged by contract manufacturers of integrated circuits because of the availability of capacity within the integrated circuit manufacturing industry, as well as improvements in the manufacturing yields achieved through the third quarter of fiscal 2000. We experienced a decline in our yields in the fourth quarter of fiscal 2000 due to the initial production ramp up of our newest, more complex, read channel products.

     RESEARCH AND DEVELOPMENT. Research and development expense consists primarily of compensation and associated costs relating to development personnel, prototype costs, depreciation expenses and allocated occupancy costs for these operations. Research and development expense was $5.0 million, or 802.9% of revenue, for fiscal 1998, $5.8 million, or 27.5% of revenue, for fiscal 1999, and $14.5 million, or 17.8% of revenue, for fiscal 2000. The fiscal 1999 to fiscal 2000 increases in absolute dollars were primarily due to increases of $3.6 million for the hiring of additional development personnel, $813,000 for prototype wafer costs and services, $593,000 for mask and reticle costs and $537,000 for depreciation expense arising from significant purchases of computer aided design software tools. We expect that research and development expense will increase substantially in absolute dollars in future periods and as a percentage of revenue in fiscal 2001 as we develop new products, engage in other product development initiatives and increase our number of research and development personnel.

     MARKETING AND SELLING. Marketing and selling expense consists primarily of compensation and associated costs relating to marketing and selling personnel, sales commissions to independent sales representatives, promotional and other marketing expenses, and allocated occupancy costs for these operations. Marketing and selling expense was $1.7 million, or 267.4% of revenue, for fiscal 1998, $4.6 million or 21.8% of revenue, for fiscal 1999, and $10.4 million, or 12.8% of revenue, for fiscal 2000. The year-to-year increases in absolute dollars were due primarily to the hiring of additional personnel and a resulting increase in salary and related costs of approximately $2.3 million from fiscal 1999 to fiscal 2000, increased sales commissions of approximately $1.8 million from fiscal 1999 to fiscal 2000, and increased costs of approximately $627,000 from fiscal 1999 to fiscal 2000 related to expanding our sales and marketing activities as we broadened our customer and product base. We expect that marketing and selling expense will increase substantially in absolute dollars and as a percentage of revenue in fiscal 2001 as we hire additional personnel, expand our sales and marketing efforts, particularly in broadband data communications, and pay increased sales commissions.

     GENERAL AND ADMINISTRATIVE. General and administrative expense consists primarily of compensation and associated costs relating to general and administrative personnel, professional fees and allocated occupancy costs for these operations. General and administrative expense was $1.0 million, or 164.5% of revenue, for fiscal 1998, $1.2 million, or 5.6% of revenue, for fiscal 1999, and $3.4 million or 4.2% of revenue, for fiscal 2000. The year-to-year increases in absolute dollars were due primarily to the hiring of additional personnel and a resulting increase in salary and related costs of approximately $1.6 million from fiscal 1999 to fiscal 2000, and increased legal, accounting and consulting fees of approximately $403,000 from fiscal 1999 to fiscal 2000. We expect that general and administrative expense will continue to increase in absolute dollars as we hire additional personnel and incur costs associated with being a public company. We also expect our consulting expenses to increase as a result of post implementation support costs associated with our new enterprise resource planning system which is currently being installed. We expect general and administrative expense to fluctuate as a percentage of revenue due to changes in our sales volume and the fluctuating use of consultants for post implementation support associated with our enterprise resource planning system.

     AMORTIZATION OF STOCK COMPENSATION. In connection with the grant of stock options to our employees and directors, we recorded deferred stock compensation of approximately $14.1 million, which is being amortized under the accelerated method over the option vesting period. Amortization expense was $42,000, or 0.2% of total revenue for fiscal 1999, and $2.2 million, or 2.7% of total revenue for fiscal 2000. The increase in expense was due to deferred stock compensation recorded in fiscal 2000.

     INTEREST INCOME. Interest income reflects interest earned on cash and cash equivalents and investment balances. Interest income was $170,000 in fiscal 1998, $175,000 in fiscal 1999, and $486,000 in fiscal 2000. In each year, the increase in interest income was primarily due to interest earned on higher invested cash balances.

     INTEREST EXPENSE. Interest expense consists of interest on our notes payable to bank and capital lease obligations. Interest expense was $164,000 in fiscal 1998, $101,000 in fiscal 1999, and $156,000 in fiscal 2000. The changes in interest expense were primarily due to fluctuating average debt balances.

COMPARISON OF THE THREE MONTHS ENDED APRIL 30, 1999 AND 2000

     NET REVENUE. Net revenue increased from $14.1 million for the three months ended April 30, 1999 to $29.7 million for the three months ended April 30, 2000. Revenue in the first quarter of fiscal 2000 reflects volume shipments of our read channel products only. Revenue in the first quarter of fiscal 2001 primarily reflects increased volume shipments of our read channel products and commencement of shipments of our initial data communications product, which totaled approximately $500,000. Although average selling prices declined by approximately 20% from the first quarter of fiscal 2000 to the first quarter of fiscal 2001, the volume of units shipped increased from approximately 3.7 million units in the first quarter of fiscal 2000 to approximately 9.8 million units in the first quarter of fiscal 2001. Sales of read channel products increased from $14.1 million in the first quarter of fiscal 2000 to $25.9 million in the first quarter of fiscal 2001, while sales of preamplifier products increased from $36,000 in the first quarter of fiscal 2000 to $3.5 million in the first quarter of fiscal 2001.

     COST OF PRODUCT REVENUE. Gross profit, which equals product revenue less cost of product revenue, as a percentage of revenue, was essentially flat, decreasing marginally from 55.9% in the three months ended April 30, 1999 to 55.6% in the three months ended April 30, 2000. We expect our gross profit to decrease as a percentage of revenue in future quarters due to increased pricing pressures from our customers as well as from our competitors and due to potential cost increases resulting from limited foundry capacity.

     RESEARCH AND DEVELOPMENT. Research and development expense increased from $2.4 million, or 17.2% of net revenue, for the three months ended April 30, 1999 to $6.1 million, or 20.6% of net revenue, for the three months ended April 30, 2000. The increase in absolute dollars was primarily due to increases of $1.4 million for the hiring of additional development personnel, $480,000 for prototype wafer costs and services, $366,000 for mask and reticle costs, and $448,000 for facility and other allocable expenses. We expect that research and development expense will increase in absolute dollars in future quarters as we develop new products and increase our number of research and development personnel.

     MARKETING AND SELLING. Marketing and selling expense increased from $2.0 million, or 14.0% of net revenue, for the three months ended April 30, 1999 to $4.1 million, or 13.8% of net revenue, for the three months ended April 30, 2000. The increase in absolute dollars was primarily due to the hiring of additional personnel and a resulting increase in salary and related costs of $782,000, increased sales commissions of $481,000, increased costs of $278,000 related to expanding our sales and marketing activities as we broadened our customer and product base, and increased facility and other allocable expenses of $259,000. We expect that marketing and selling expenses will increase in absolute dollars in future quarters as we hire additional personnel, expand our sales and marketing efforts, particularly in broadband data communications, and pay increased sales commissions.

     GENERAL AND ADMINISTRATIVE. General and administrative expense increased from $0.7 million, or 4.6% of net revenue, for the three months ended April 30, 1999 to $1.5 million, or 5.1% of net revenue, for the three months ended April 30, 2000. The increase in absolute dollars was due primarily to the hiring of additional personnel and a resulting increase in salary and related costs of approximately $736,000. We expect that general and administrative expenses will increase in absolute dollars in future quarters as we hire additional personnel, incur consulting costs for post implementation support for our new enterprise resource planning system and incur costs associated with being a public company.

     AMORTIZATION OF STOCK COMPENSATION. Amortization expense increased from $80,000, or 0.6% of net revenue, for the three months ended April 30, 1999 to $2.3 million, or 7.6% of net revenue, for the three months ended April 30, 2000. The increase in expense was due to deferred stock compensation recorded in fiscal 2000 and the first quarter of fiscal 2001.

     INTEREST INCOME. Interest income increased from $52,000 for the three months ended April 30, 1999 to $242,000 for the three months ended April 30, 2000. The increase was due to interest earned on higher invested cash balances.

     INTEREST EXPENSE. Interest expense decreased from $29,000 for the three months ended April 30, 1999 to $2,000 for the three months ended April 30, 2000. The decrease was due to a reduction in outstanding debt balances.

QUARTERLY RESULTS OF OPERATIONS

     The following tables present unaudited quarterly results, in dollars and as a percentage of net revenue, for each of the nine quarters in the period ended April 30, 2000. We believe this information reflects all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of such information in accordance with generally accepted accounting principles. The results for any quarter are not necessarily indicative of results for any future period.

                                                                      QUARTER ENDED
                                  -------------------------------------------------------------------------------------
                                  APRIL 30,   JULY 31,   OCTOBER 31,   JANUARY 31,   APRIL 30,   JULY 31,   OCTOBER 31,
                                    1998        1998        1998          1999         1999        1999        1999
                                  ---------   --------   -----------   -----------   ---------   --------   -----------
                                                                     (IN THOUSANDS)
Net revenue.....................   $   466    $ 1,862      $5,081        $13,844      $14,056    $16,860      $23,463
Cost of product revenue.........       285      1,099       2,757          5,962        6,195      7,120        8,874
                                   -------    -------      ------        -------      -------    -------      -------
Gross profit....................       181        763       2,324          7,882        7,861      9,740       14,589
Operating expenses:
 Research and development.......     1,451      1,098       1,377          1,911        2,422      2,946        3,716
 Marketing and selling..........       687        821       1,238          1,885        1,961      2,511        2,784
 General and administrative.....       254        224         271            441          651        784          793
 Amortization of stock
   compensation.................        --         --          12             30           80        156          329
                                   -------    -------      ------        -------      -------    -------      -------
   Total operating expenses.....     2,392      2,143       2,898          4,267         5114      6,397        7,622
                                   -------    -------      ------        -------      -------    -------      -------
Operating income (loss).........    (2,211)    (1,380)       (574)         3,615        2,747      3,343        6,967
Interest income.................        77         51          28             19           52         72          129
Interest expense................        (1)        (9)        (72)           (19)         (29)       (59)         (41)
                                   -------    -------      ------        -------      -------    -------      -------
Income (loss) before income
 taxes..........................    (2,135)    (1,338)       (618)         3,615        2,770      3,356        7,055
Provision for income taxes......        --        (30)        (40)          (413)        (692)      (839)      (1,764)
                                   -------    -------      ------        -------      -------    -------      -------
Net income (loss)...............   $(2,135)   $(1,368)     $ (658)       $ 3,202      $ 2,078    $ 2,517      $ 5,291
                                   =======    =======      ======        =======      =======    =======      =======

                                       QUARTER ENDED
                                  -----------------------
                                  JANUARY 31,   APRIL 30,
                                     2000         2000
                                  -----------   ---------
                                      (IN THOUSANDS)
Net revenue.....................    $26,996      $29,664
Cost of product revenue.........     11,584       13,180
                                    -------      -------
Gross profit....................     15,412       16,484
Operating expenses:
 Research and development.......      5,368        6,118
 Marketing and selling..........      3,180        4,084
 General and administrative.....      1,215        1,504
 Amortization of stock
   compensation.................      1,610        2,261
                                    -------      -------
   Total operating expenses.....     11,373       13,967
                                    -------      -------
Operating income (loss).........      4,039        2,517
Interest income.................        233          242
Interest expense................        (27)          (2)
                                    -------      -------
Income (loss) before income
 taxes..........................      4,245        2,757
Provision for income taxes......     (1,061)        (689)
                                    -------      -------
Net income (loss)...............    $ 3,184      $ 2,068
                                    =======      =======

                                        QUARTER ENDED AS A PERCENTAGE OF NET REVENUE
                                ------------------------------------------------------------
                                APRIL 30,   JULY 31,   OCTOBER 31,   JANUARY 31,   APRIL 30,
                                  1998        1998        1998          1999         1999
                                ---------   --------   -----------   -----------   ---------
Net revenue...................    100.0%     100.0%       100.0%        100.0%       100.0%
Cost of product revenue.......     61.2       59.1         54.3          43.1         44.1
                                 ------      -----        -----         -----        -----
Gross profit..................     38.8       40.9         45.7          56.9         55.9
Operating expenses:
 Research and development.....    311.4       59.0         27.1          13.7         17.2
 Marketing and selling........    147.4       44.1         24.4          13.6         14.0
 General and administrative...     54.5       12.0          5.4           3.2          4.6
 Amortization of stock
   compensation...............       --         --          0.2           0.2          0.6
                                 ------      -----        -----         -----        -----
   Total operating expenses...    513.3      115.1         57.1          30.7         36.4
                                 ------      -----        -----         -----        -----
Operating income (loss).......   (474.5)     (74.2)       (11.4)         26.2         19.5
Interest income...............     16.5        2.7          0.6           0.1          0.4
Interest expense..............     (0.2)      (0.5)        (1.4)         (0.1)        (0.2)
                                 ------      -----        -----         -----        -----
Income (loss) before income
 taxes........................   (458.2)     (72.0)       (12.2)         26.2         19.7
Provision for income taxes....       --       (1.6)        (0.8)         (3.0)        (4.9)
                                 ------      -----        -----         -----        -----
Net income (loss).............   (458.2)%    (73.6)%      (13.0)%        23.2%        14.8%
                                 ======      =====        =====         =====        =====

                                  QUARTER ENDED AS A PERCENTAGE OF NET REVENUE
                                ------------------------------------------------
                                JULY 31,   OCTOBER 31,   JANUARY 31,   APRIL 30,
                                  1999        1999          2000         2000
                                --------   -----------   -----------   ---------
Net revenue...................   100.0%       100.0%        100.0%       100.0%
Cost of product revenue.......    42.2         37.8          42.9         44.4
                                 -----        -----        ------       ------
Gross profit..................    57.8         62.2          57.1         55.6
Operating expenses:
 Research and development.....    17.5         15.8          19.9         20.6
 Marketing and selling........    14.9         11.9          11.8         13.8
 General and administrative...     4.7          3.4           4.5          5.1
 Amortization of stock
   compensation...............     0.9          1.4           6.0          7.6
                                 -----        -----        ------       ------
   Total operating expenses...    38.0         32.5          42.2         47.1
                                 -----        -----        ------       ------
Operating income (loss).......    19.8         29.7          14.9          8.5
Interest income...............     0.4          0.5           0.9          0.8
Interest expense..............    (0.3)        (0.2)         (0.1)        (0.0)
                                 -----        -----        ------       ------
Income (loss) before income
 taxes........................    19.9         30.0          15.7          9.3
Provision for income taxes....    (5.0)        (7.5)         (3.9)        (2.3)
                                 -----        -----        ------       ------
Net income (loss).............    14.9%        22.5%         11.8%         7.0%
                                 =====        =====        ======       ======

     Our quarterly results of operations have varied from quarter-to-quarter in the past and we expect them to vary from quarter-to-quarter in future periods. These fluctuations may occur due to a number of factors, including:

      - the cyclical nature of the integrated circuit industry;

      - the timing and volume of orders and order cancellations from our customers;

      - the level of acceptance of our products by existing and potential customers;

      - the demand for, seasonality of the markets for, and life cycles of, products incorporating our products;

      - our ability to fund, develop, introduce, ship and support new products and product enhancements, and the related timing and costs associated with those activities;

      - deferrals of customer orders in anticipation of new products or product enhancements from us or our competitors;

      - the loss of one or more of our major customers;

      - fluctuations in our manufacturing yields;

      - the introduction of competing products by us or our competitors;

      - changes in our product mix;

      - competitive pricing pressures;

      - the cost and availability of capacity at our integrated circuit manufacturers and subcontractors;

      - the rate at which new markets emerge for products we are currently developing or for which our design expertise can be utilized to develop new products;

      - transition of our markets to new technologies or standards; and

      - departures of key personnel.

     Net revenue increased from the preceding quarter in each of the nine quarters in the period ended April 30, 2000. All of our sales in each of the eight quarters in the period ended January 31, 2000 have been derived from sales of our read channel and preamplifier products. Our sales in the quarter ended April 30, 2000, included approximately $500,000 from initial shipments of our recently introduced broadband data communications product. Gross profit increased in each quarter in fiscal 1999, primarily due to substantial increases in product sales. Gross profit decreased slightly in the first quarter of fiscal 2000, to 55.9% of net revenue, primarily due to increased test and rework costs related to a product design issue with a significant customer. The increases in gross profit in the second and third quarter of fiscal 2000 were primarily due to a reduction in product costs. The decrease in gross profit in the fourth quarter of fiscal 2000, to 57.1% of net revenue, and in the first quarter of fiscal 2001, to 55.6% of net revenue, was due primarily to a decline in yields of our newest, more complex read channel product. Our gross profit may decline in future periods due to the expected introduction of competitive products and increased demand for foundry capacity within the integrated circuit industry.


LIQUIDITY AND CAPITAL RESOURCES

     Since our inception, we have financed operations through a combination of private sales of convertible preferred stock, bank loan and capital lease financing and, since fiscal 2000, net cash flow from operations. At April 30, 2000, we had $26.4 million in working capital and $15.7 million in cash and cash equivalents.

     We used cash in our operating activities in the amount of $6.8 million in fiscal 1998 and $2.9 million in fiscal 1999. In fiscal 1998, cash used for operating activities was attributable primarily to our net loss. In fiscal 1999, cash used for operating activities was attributable to our net loss and a significant increase in accounts receivable and inventory, partially offset by increases in accounts payable and accrued liabilities. Accounts receivable and inventory increased as a result of the significant increase in revenue in fiscal 1999, particularly in the fourth quarter. Accounts payable and accrued liabilities increased as a result of an overall increase in our inventory levels and operating expenses as our business has grown. Our operating activities provided cash in the amount of $12.6 million in fiscal 2000. The increase in cash was primarily a result of our net income for the period and increases in accounts payable, accrued liabilities and income taxes payable, partially offset by increases in accounts receivable and inventory. Accounts receivable and inventory increased as a result of the significant increase in revenue in fiscal 2000. Accounts payable increased as a result of an overall increase in our inventory levels and operating expenses as our business has grown. The increase in income taxes payable is due to the increasing amount of income earned in Singapore and Bermuda, both of which have tax rates lower than the U.S. federal tax rate. The balance of our accounts receivable at each period-end varies, primarily due to the timing of our shipments within the period. We have not experienced any material collection difficulties. Our operating activities provided cash in the amount of $3.5 million for the three months ended April 30, 2000. The increase in cash was primarily a result of our net income and non cash charges for depreciation and stock compensation amortization for the period, and increases in accounts payable and income taxes payable and a decrease in accounts receivable, partially offset by an increase in inventory. Accounts payable increased as a result of an increase in our inventory levels as we broadened our product base, particularly in broadband data communications, and increased lead times for the procurement of inventories from our foundries.

     We used cash in our investing activities in the amount of $1.0 million in fiscal 1998, $1.6 million in fiscal 1999, $6.8 million in fiscal 2000, and $5.7 million for the three months ended April 30, 2000, in each case attributable to purchases of property and equipment. Additionally, in the first quarter of fiscal 2001, our restricted cash increased by $3.0 million due to an investment in a certificate of deposit with a U.S. bank as security for a standby letter of credit with a foundry. The standby letter of credit expires on September 1, 2000.

     Net cash provided by financing activities was $6.4 million in fiscal 1998, $6.7 million in fiscal 1999, $5.3 million in fiscal 2000 and $1.4 million for the three months ended April 30, 2000. In fiscal 1998, cash provided by financing activities was primarily attributable to proceeds from the issuance of convertible preferred stock. In fiscal 1999, cash provided by financing activities was primarily attributable to proceeds from the issuance of convertible preferred stock, the financing of property and equipment, and the exercise of stock options. In fiscal 2000, cash provided by financing activities was primarily attributable to proceeds from the issuance of convertible preferred stock and the exercise of warrants to purchase convertible preferred stock and the exercise of stock options, partially offset by the repayment of notes payable to our bank. In the first quarter of fiscal 2001, cash provided by financing activities was primarily attributable to proceeds from the exercise of stock options.

     In May 1998, we entered into a loan agreement, which was amended in July 1999, and provides for borrowings of up to $8.0 million in the form of line of credit advances based on eligible accounts receivable and inventory, and $3.1 million available in the form of equipment advances. Borrowings accrue interest at the bank's prime rate plus 0.125%, which equaled 8.625% on January 31, 2000, and are secured by our tangible assets. In fiscal 1999 and 2000 we borrowed $3.6 million under this agreement, which we repaid in full in fiscal 2000. On January 31, 2000, we were in compliance with all line of credit covenants, no amounts were outstanding and $8.0 million was available for borrowing. This loan agreement expired in April 2000.

     We lease equipment and software under leases with three-year terms. We intend to exercise purchase options at the end of the lease terms for a minimal cost. We also plan to spend up to approximately $12.0 million during the next 12 months for test and other equipment and software. We lease our facilities under a non-cancelable operating lease, which expires in February 2002. We currently intend to either relocate our headquarters to larger facilities or secure additional leased space within the next 12 months. We will incur additional costs related to any relocation or increase in leased facilities, and may have to pay rent on two leases for a period of time if we relocate.

     Our relationships with our foundries allow us to cancel all outstanding purchase orders, but require us to pay the foundries for expenses they have incurred in connection with the purchase orders through the date of cancellation. As of April 30, 2000, our foundries had incurred approximately $4.3 million of manufacturing expenses on our outstanding purchase orders.

     We believe that the net proceeds from this offering, together with existing cash balances, will be sufficient to meet our capital requirements for at least the next 12 months. After this period, capital requirements will depend on many factors, including the rate of sales growth, market acceptance of our products, costs of securing access to adequate manufacturing capacity, the timing and extent of research and development projects and increases in our operating expenses. To the extent that funds generated by this offering, together with existing cash balances and cash from operations, are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Although we are currently not a party to any agreement or letter of intent with respect to a potential acquisition or strategic arrangement, we may enter into acquisitions or strategic arrangements in the future, which also could require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

QUANTITATIVE AND QUALITATIVE DISCLOSURE OF MARKET RISKS

     INTEREST RATE RISK. Our cash equivalents are exposed to financial market risk due to fluctuation in interest rates, which may affect our interest income. As of April 30, 2000, our cash included money market securities. Due to the short term nature of our investment portfolio, we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates. We do not use our investment portfolio for trading or other speculative purposes.


     FOREIGN CURRENCY EXCHANGE RISK. All of our sales and substantially all of our expenses are denominated in U.S. dollars, and, as a result, we have relatively little exposure to foreign currency exchange risk. We do not currently enter into forward exchange contracts to hedge exposures denominated in foreign currencies or any other derivative financial instruments for trading or speculative purposes. However, in the event our exposure to foreign currency risk increases, we may choose to hedge those exposures.

INFLATION

     The impact of inflation on our business has not been material for the fiscal years ended January 31, 1998, 1999 and 2000, and the three months ended April 30, 2000.

RECENT ACCOUNTING PRONOUNCEMENTS


     In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133- an amendment of FASB Statement No. 133". SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair market value. Changes in the fair market value of derivatives are recorded each period in current earnings or comprehensive income, depending on whether a derivative is designed as part of a hedge transaction, and if so, the type of hedge transaction. All of our revenue and substantially all of our costs are denominated in U.S. dollars, and to date we have not entered into any derivative contracts. We do not expect that the adoption of SFAS 133 will have a material effect on our financial statements. The effective date of SFAS 133 as amended by SFAS 137 is for fiscal quarters of fiscal years beginning after June 15, 2000.


     In December 1999, the Securities and Exchange Commission staff released Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. The application of SAB No. 101 did not have a material impact on our financial statements.

                                    BUSINESS

     This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in these forward-looking statements. Factors that may cause such a difference include, but are not limited to, those discussed in "Risk Factors".

OUR BUSINESS

     We design, develop and market integrated circuits for communications-related markets. Our products provide the critical interface between real world, analog signals and the digital information used in computing and communications systems. We enable our customers to store and transmit digital information reliably and at high speeds. We initially focused our core technology on the data storage market, where we provide high performance products to Seagate, Samsung, Hitachi, Fujitsu and Toshiba, who as a group accounted for 99% of our sales in fiscal 1999, 98% of our sales in fiscal 2000 and 97% of our sales in the first quarter of fiscal 2001. Recently, we applied our technology to the high speed, or broadband, data communications market by introducing products that are used in network access equipment to provide the interface between communications systems and data transmission media. We believe that our core technology can be used to improve performance across a wide range of data communications applications. For example, we are actively developing products for the Gigabit Ethernet, a networking protocol, or format, for connecting devices at data rates of 1,000 megabits per second. In addition, we are committing resources to the development of products for the wireless communications and cable modem markets. For the fiscal year ended January 31, 2000, we generated $81.4 million in net revenue and $13.1 million in net income. For the quarter ended April 30, 2000, we generated $29.7 million in net revenue and $2.1 million in net income.

INDUSTRY BACKGROUND

SATISFYING BANDWIDTH DEMAND

     Businesses and consumers today are creating a rapidly growing demand for broadband access to large volumes of information in multiple forms, including voice, video and data. Ryan Hankin Kent, a telecommunications industry market research firm, estimates that North American network data traffic grew to approximately 350,000 trillion bytes, or terabytes, per month in 1999. This demand is being driven by the introduction of new data-intensive computing and communications applications, such as web-based commerce, streaming audio and video, enterprise-wide information systems and telecommuting. In addition, information is increasingly available via networks through a variety of access devices, including personal computers, digital cable set-top boxes used in conjunction with television sets, cable modems, small, handheld computing devices known as personal digital assistants and wireless phones. Improving end-user satisfaction with these applications and devices requires increasingly higher data transfer rates within computing systems and data storage devices and across computer networks, the public telephone infrastructure and the Internet.

     Communications systems must transfer data reliably at very high speeds using a wide range of physical media, including magnetic and optical storage disks, twisted pair copper wire, coaxial cable, fiber optic cable and open air. A critical element of these systems is a physical layer device, which performs the important interface functions between the communications system and the media. The physical layer device converts digital computer information into real world analog signals before transmitting them over communications media. The physical layer device also receives analog signals from communications media and converts them to digital data that computers can understand and manipulate.

     Physical layer devices often determine the overall performance of the communications system. Achieving high integrity data recovery and transmission becomes increasingly difficult at higher data transfer rates. Data transfer rates, often referred to as bandwidth, are measured in terms of megabits per second transmitted over given media. In order to achieve high integrity in data transmission and data recovery at high transfer rates, physical layer devices must overcome a number of factors that can impair signal quality and introduce errors, including substandard media, noise, signal level degradation over distance, interference from adjacent lines and signal echo. In many computing systems and networks, bandwidth bottlenecks arise where the media and physical layer devices are incapable of supporting the required data transfer rates. As transmission speeds approach the fundamental limits of particular transmission media, physical layer devices must increasingly employ sophisticated signal processing algorithms and techniques to accurately recover the transmitted data. A digital signal processing algorithm involves mathematical manipulation of digital data converted from analog form.

     High performance communications-related end markets in which bandwidth bottlenecks present critical problems include the data storage and broadband data communications markets.

DATA STORAGE

     A substantial portion of all business and personal information is recorded in analog form on magnetic disk drives in data servers, workstations, personal computers and consumer entertainment devices. As end-user data requirements increase, disk drive suppliers must consistently offer drives with faster data transfer rates and higher capacities. Disk capacity is measured by areal density, which is the amount of data stored on one square inch of disk space. Current high performance disk drive systems offer data transfer rates of 400 to 500 million bits per second and capacities of up to 100 gigabytes. In comparison, high performance disk drive systems in 1998 offered data transfer rates of approximately 200 to 250 megabits per second and capacities of up to 50 gigabytes.

     A critical component in every disk drive is the read channel. The read channel is a physical layer device that transmits and receives the analog data that is stored on the magnetic disk and converts it to the digital data required for use in computing systems. The read channel plays a critical role in enabling the disk drive to achieve higher data transfer rates and areal densities. Often, the read channel can become the limiting bottleneck for the entire disk drive system because higher data transfer rates complicate recovery of the data stored on the disk. As data tracks are packed more closely together to achieve greater areal density, problems arise from interference between adjacent data tracks. These communication challenges require increasingly sophisticated read channel designs. In addition, as disk drive manufacturers seek to reduce costs, they are increasingly demanding that functions traditionally performed by stand-alone integrated circuits be combined with the read channel into a single integrated circuit.

BROADBAND DATA COMMUNICATIONS

     In recent years there has been a rapid increase of data transmitted across and within computer networks, the public telephone infrastructure and the Internet. Communications infrastructures are constantly evolving to support this increase in data transmission demand. In computer networks that span relatively large geographical areas, known as wide area networks, this increase in data transmission demand has driven the deployment of high capacity fiber optic transmission systems and new broadband access technologies, such as cable modems and digital subscriber lines. In computer networks that span relatively small geographical areas, known as local area networks, this increase in data transmission demand has resulted in a transition from the 10 megabit per second Ethernet technology to the 100 megabit per second Fast Ethernet technology. Several manufacturers of physical layer devices have publicly announced that they are developing products based on a new standard, Gigabit Ethernet, which provides data transfer rates of 1,000 megabits per second, to support the increasing data transmission demand. Many businesses have installed computer networks, which requires the installation of copper twisted pair wires. As a result, we believe that businesses have made a significant investment installing copper twisted pair wires to support their local area networks. Based on the estimates of International Data Corporation, or IDC, in 1999 the worldwide installed base of 10 and 100 megabit per second Ethernet network interface cards and switch ports, which are devices used to connect computers to networks, totaled approximately 333 million.

     In the broadband data communications market, physical layer devices are critical to the deployment of new, higher data rate transmission technologies. Gigabit data transmission rates present significant data recovery challenges. A number of problems, such as interference from adjacent lines and signal echo, arise when transmitting data at gigabit rates on the existing copper twisted pair wire. The most common form of copper twisted pair wire installed was originally designed to support 100 megabit per second data rates. As a result, the deployment of Gigabit Ethernet requires either the costly and time-consuming upgrading of this wiring or the deployment of new physical layer devices that enable gigabit transmission rates on the existing infrastructure.

THE OPPORTUNITY FOR NEW INTEGRATED CIRCUIT SOLUTIONS

     The rapidly growing demand for high speed broadband data communications products that enable the transmission of large volumes of data is creating the need for a new generation of integrated circuit solutions. Physical layer devices capable of supporting increasingly higher data transmission rates over existing media infrastructures require sophisticated mixed signal and digital signal processing techniques. Mixed signal technologies employ both analog and digital circuitry in a single integrated circuit. To keep the power consumption of these new solutions at acceptable levels, more efficient yet powerful signal processing algorithms, implemented in silicon, are required. These new generation physical layer devices must also satisfy market demands associated with large production volumes, competitive pricing, high reliability and decreasing size.

THE MARVELL SOLUTION

     We design, develop and market integrated circuits for the communications-related markets of high speed, high density data storage and broadband data communications. Our integrated circuits combine precise mixed signal technologies with complex signal processing algorithms. Our products are used for transmitting and recovering digitally converted analog signals to and from various types of broadband communications media. Our products allow our customers to store and move digital data reliably at high data transfer rates while utilizing existing media infrastructures.

     Our products target high volume markets where some of the most critical success factors are performance, power consumption, quality and cost. We initially applied our mixed signal and digital signal processing technology to the data storage market, where we provide read channel devices and preamplifiers to meet the high data transfer rate, high areal density and data integrity requirements of our customers. A preamplifier amplifies the low level electrical signal transmitted to and from the recording heads in a disk drive device. As of April 30, 2000, we have shipped nearly 40 million read channels and preamplifiers to the desktop, high performance and portable computing segments of the data storage market. The high performance and portable computing segments have the most demanding performance requirements in terms of data transfer rates and areal densities. More recently, we applied our core technology to developing high performance physical layer devices for the broadband data communications market. We introduced the first member of our data communications product family, a physical layer device for 10 and 100 megabit per second Ethernet and Fast Ethernet applications, in the fourth quarter of calendar year 1999. Our fast Ethernet physical layer devices are manufactured in 0.25-micron CMOS manufacturing process and provide long distance signal transmission capability and low power consumption. We are currently developing our first generation of Gigabit Ethernet physical layer devices for use with existing copper twisted pair wiring infrastructures.

     Key features of our technology solutions include:

      - MIXED SIGNAL BROADBAND ANALOG FRONT-END TECHNOLOGY. One of the most critical components of many communications-related mixed signal integrated circuits is the analog front-end. The analog front-end is the analog-to-digital and digital-to-analog converter that serves as the interface between the digital signal processor and the physical communications media. We have developed high precision analog front-ends that are implemented in CMOS manufacturing processes. We are able to design these broadband analog front-ends due to a number of innovations, including proprietary self calibration techniques that compensate for the inherent variations of these processes. Our analog circuits are designed to be highly reusable across many of our products and easily scalable to new CMOS processes as they emerge.

      - CUSTOM DIGITAL SIGNAL PROCESSORS. We have designed high performance, low power usage digital signal processors for broadband communications applications. These processors are customized to execute our suite of advanced digital signal processing algorithms in real time at high speeds. For example, our latest generation read channel device performs several hundred billion operations per second.

      - PROPRIETARY DIGITAL SIGNAL PROCESSING ALGORITHMS. Our advanced digital signal processing algorithms enable data transmission at high speeds across a wide range of physical media with low data error rates. These digital signal processing algorithms improve performance in the presence of media imperfections such as substandard media, noise, signal level degradation over distance, interference from adjacent lines and signal echo. We have developed a broad suite of broadband communications algorithms targeted at both data storage and broadband data communications applications.

      - DESIGN FOR ADVANCED CMOS MANUFACTURING PROCESSES. In addition to CMOS, there are several modern processes for manufacturing integrated circuits including Bipolar, BiCMOS, silicon germanium and gallium arsenide. While it is significantly more difficult to design high performance analog integrated circuits in CMOS, CMOS provides multiple benefits compared to other processes, including significantly lower manufacturing cost, more predictable migration to smaller process geometries, more cost effective integration of additional functions in a single integrated circuit and greater worldwide foundry capacity. We have successfully combined advanced analog signal processing blocks with high speed digital signal processors in 0.25- and 0.18-micron CMOS manufacturing processes. Based on conversations with our customers, we believe we have achieved a level of circuit speed performance in CMOS process technologies that has typically only been achieved with more expensive special fabrication techniques, such as BiCMOS.

     Key benefits for our customers are:

      - HIGH PERFORMANCE. In the data storage market, our products achieve high data transfer rates and areal densities. In the broadband data communications market, our products achieve the required low error rates when used with lower quality media and attain superior signal transmission distance when used with standard media. Our broadband data communications products are designed to enable businesses to upgrade their networks without the expense associated with upgrading to new wiring.

      - LOW POWER. Our custom digital signal processors use fewer transistors to perform data transfer functions than the standard designs used by some of our competitors, thereby reducing overall system power usage. We also implement our designs in advanced CMOS processes, which further reduces power requirements. These designs allow our customers to eliminate costly heat reduction components in their products.

      - COST EFFECTIVE SOLUTIONS. We are able to lower our manufacturing costs by using advanced manufacturing processes and our custom digital signal processing technology. These processes and technologies allow us to use a smaller silicon chip size, which results in more integrated circuits per wafer. In addition, our products generate less heat, which allows us to use less expensive packaging technologies and achieve lower cost system implementations than for products that generate more heat. These manufacturing advantages reduce the cost of next generation communications equipment, enabling our customers to offer their products at competitive prices.

      - HIGHER INTEGRATION CAPABILITY. The combination of our use of CMOS manufacturing processes, small silicon chip size and low power requirements allows us to increase the number of functions in a single integrated circuit. These capabilities position us to integrate elements of our customers' designs, currently implemented in discrete integrated circuits, into our products. Integration reduces the overall number of components, thereby reducing overall system cost.

      - ACCELERATED TIME TO MARKET. We help our customers rapidly introduce higher performance, lower cost products. Many features of our integrated circuits are software-configurable, allowing our customers to customize circuit operation for their specific applications. In addition, the scalability of our designs helps us more rapidly adopt future process technologies to deliver new generations of products.

MARVELL STRATEGY

     Our objective is to be a leading provider of mixed signal and digital signal processing integrated circuit technologies for broadband communications-related markets. Key elements of this strategy include the following:

EXPAND OUR MARKET POSITION BY DEVELOPING NEW SIGNAL PROCESSING TECHNOLOGIES FOR BROADBAND COMMUNICATIONS-RELATED APPLICATIONS

     We have built expertise in the core areas of technology that are relevant for broadband communications, including mixed signal circuit design methodologies, broadband signal processing algorithms, custom digital signal processors and system-level expertise. We intend to continue to invest considerable resources in developing new and enhanced algorithms and improved mixed signal and digital signal processing technologies. We expect that our investment will allow us to develop products that can achieve data transmission speeds approaching the fundamental limits of particular transmission media infrastructures. Our core signal processing technologies can be applied to a wide range of broadband communications-related markets, including data storage, data networking, wireless networking and cable modems.

LEVERAGE OUR TECHNOLOGY IN THE BROADBAND DATA COMMUNICATIONS MARKET

     We initially applied our mixed signal and digital signal processing technology expertise to the data communications market through the introduction of our physical layer devices using the Fast Ethernet networking protocol. These physical layer devices are manufactured in 0.25-micron CMOS manufacturing processes and provide long distance signal transmission capability and low power consumption. We are currently developing our Gigabit Ethernet physical layer devices. Additionally, we plan to integrate our physical layer devices with functions previously provided by other integrated circuits, such as the media access controller. The media access controller is the component that controls access by different devices to the physical media to ensure that signals sent from different devices over the same channel do not collide.

EXTEND OUR LEADERSHIP POSITION IN THE DATA STORAGE MARKET

     The data storage market presents a large volume opportunity for our broadband mixed signal and digital signal processing technologies. We believe our technology effectively addresses the increasing data access rates and higher data integrity and reliability requirements of the data storage markets. We have achieved significant market share in the high performance and portable computing segments of the data storage market. These segments of the data storage market demand the highest performance read channel products. We intend to extend our leadership position in the high performance and portable computing market segments by continuing to develop and introduce products enabling higher data transfer rates and areal densities. In addition, we intend to apply our cost effective design to develop products targeted at the general purpose personal computer segment.

STRENGTHEN AND EXPAND OUR RELATIONSHIPS WITH CURRENT AND POTENTIAL CUSTOMERS

     Our goal is to achieve design wins with companies that are among the first to adopt new technologies and technology leaders in the data storage and broadband data communications markets. While we design products that can be used by multiple customers, we often customize our products to incorporate our customers' specific requirements. As the markets we address become increasingly complex and competitive, we anticipate that many of our customers will increasingly wish to combine elements of their designs with our own. We intend to jointly develop highly integrated products with our customers to meet their cost and performance requirements and to strengthen our relationships with them. For example, we are actively working with some of our customers to incorporate specific features developed by them into our read channel products.

CAPITALIZE ON WIDELY AVAILABLE CMOS MANUFACTURING PROCESSES AND FABLESS OPERATING MODEL

     We intend to continue to use widely available CMOS processes to manufacture our advanced mixed signal and digital signal processing products. We believe this will better enable us to reliably manufacture our products in volume, thereby decreasing our time-to-market and costs, while also facilitating the development of highly integrated products. We are a fabless integrated circuit manufacturer in the sense that we rely on third parties to manufacture, assemble and test our products for us. Our fabless model allows us to focus our resources on the development of proprietary and innovative mixed signal and digital signal processing designs, while reducing capital and operating infrastructure requirements.

MARKETS

     We target communications-related markets and applications that require integrated circuit devices for high speed data transmission. We currently offer solutions for two major markets: data storage and broadband data communications.

DATA STORAGE

     Demand for data storage is increasing rapidly due to the introduction of new data-intensive computing and communications applications, such as web-based commerce, streaming audio and video, enterprise wide information systems, and telecommuting. IDC estimates that shipments of hard disk drive units will increase at a compound annual growth rate of 15% from 1998 to 2003, reaching 292 million units in 2003. IDC estimates that the market for combined standalone and integrated read channel devices is expected to grow from $733 million in 1998 to $1.8 billion in 2003. We provide solutions tailored to the specific needs of the high performance, portable and general purpose personal computer segments of this market.

     HIGH PERFORMANCE. The proliferation of new technologies such as redundant array of independent drives and network-based storage systems is resulting in increased usage of high performance data storage devices. IDC projects a 17% compound annual growth in shipments of high performance hard disk drive units from 15 million in 1998 to 32 million in 2003. High performance computing applications require systems that are capable of storing and retrieving large amounts of data at high rates. As a result, manufacturers of storage devices for the high performance segment place primary importance on disk drive performance, reliability and capacity and are less concerned with the size, power consumption and absolute cost. To accommodate these requirements, we provide integrated circuits that enable reliable data storage devices with high data transfer rates and high capacity that are essential for complex, large-scale processing environments.

     PORTABLE. IDC projects a 15% compound annual growth in shipments of portable hard disk drive units from 17.5 million in 1998 to 34 million in 2003. Manufacturers of storage devices for the portable segment are primarily concerned with power consumption, heat dissipation, cost and areal density. Our product family targeted at this market segment incorporates advanced digital signal processing technologies. These elements allow us to provide very low power consumption integrated circuits that can accommodate high data transfer rates and enable very high areal density disk drives.


     GENERAL PURPOSE PERSONAL COMPUTERS. IDC projects a 15% compound annual growth in shipments of general purpose personal computer hard disk drive units from 111 million in 1998 to 222 million in 2003. Personal computer users have become increasingly price sensitive. As a result, disk drive manufacturers focused on this segment require integrated circuit components that facilitate design for high volume, low cost manufacturing. Our CMOS-based design is well suited to high volume, low cost manufacturing, scalable performance and integration. In addition, due to our ability to deliver high performance data transfer rates while meeting the cost requirements of the general purpose personal computer segment, we offer manufacturers of general purpose personal computer data storage products a migration path for building the higher performance drives of the future. In addition, we expect that emerging consumer entertainment devices, such as digital camera devices, digital video recorders and digital audio entertainment centers, will increasingly use data storage systems.


BROADBAND DATA COMMUNICATIONS

     As businesses and consumers seek faster access to increasing amounts of information through local area networks and wide area networks, such as the Internet, networks are constrained in their ability to process and transmit information quickly. As a result, the high speed networking equipment market is undergoing a rapid transition from first generation Ethernet technologies operating at 10 megabits per second to newer technologies, including Fast Ethernet and Gigabit Ethernet. A majority of the local area network equipment sold today is based on the Fast Ethernet standard. Based on IDC estimates, shipments of 10 and 100 megabits per second Fast Ethernet network interface cards and switch ports will grow from 136 million in 1999 to 316 million in 2003. As lower cost, lower power consumption Gigabit Ethernet physical layer devices become available, we believe that Gigabit Ethernet will emerge as an important local and wide area network communications technology.

PRODUCTS

     We design, develop and market integrated circuits for the communications-related markets of high speed, high density data storage and broadband data communications. Our integrated circuits utilize proprietary mixed signal and digital signal processing technologies.

DATA STORAGE PRODUCTS

     READ CHANNEL. The read channel is an integrated circuit providing the interface between the analog signals from magnetic storage media and the digital signals that computers can understand and manipulate. Our read channel products allow our customers to achieve fast data transfer rates, high areal densities and low power dissipation. Our read channels are designed in CMOS manufacturing processes and use customized digital signal processors and broadband analog front-ends. We introduced our first generation of read channels in 1997 and have introduced two subsequent generations of signal processing technology enhancements since then. We have migrated our manufacturing process technology from 0.5- to 0.18-micron and our product speed from 240 to 750 megabits per second. Our read channel integrated circuits target specific feature and performance requirements of high performance, portable and general purpose personal computer customers. Beginning with the 88C4000 product family, we implemented a strategy to consolidate the signal processing algorithms required by each of our different market segments into a single integrated circuit design. This strategy provides cost savings and reduced product line complexity.

     We are actively working with our customers to incorporate specific features requested by them in our read channel products. In an effort to enhance performance and lower cost, we are developing integrated products that incorporate the read channel, the disk drive controller and embedded memory functions in one integrated circuit.

Our current read channel products are shown in the table below.

-------------------------------------------------------------------------------------------------------------
                                                                               CMOS            INTRODUCTION
 READ CHANNEL                     DESCRIPTION                PERFORMANCE      PROCESS             DATE*
-------------------------------------------------------------------------------------------------------------
 88P2010                First generation read channel for    240Mbits/s     0.5(Greek mu)m     1st Qtr 1997
                        use in high performance storage
                        systems such as high end
                        workstations.
-------------------------------------------------------------------------------------------------------------
 88C3000                Second generation read channel       360Mbits/s     0.35(Greek mu)m    1st Qtr 1998
                        for use in higher density high
                        performance storage systems.
-------------------------------------------------------------------------------------------------------------
 88C3100                Second generation read channel       300Mbits/s     0.35(Greek mu)m    2nd Qtr 1998
                        for extremely high user bit
                        densities in portable storage
                        applications.
-------------------------------------------------------------------------------------------------------------
 88C3020                Lower speed derivative of the        280Mbits/s     0.35(Greek mu)m    3rd Qtr 1998
                        88C3000 for use in general
                        purpose personal computer storage
                        products.
-------------------------------------------------------------------------------------------------------------
 88C4200                Third generation read channel for    550Mbits/s     0.25(Greek mu)m    1st Qtr 1999
                        high performance and general
                        purpose personal computer storage
                        systems.
-------------------------------------------------------------------------------------------------------------
 88C4220                Derivative of the 88C4200 for        380Mbits/s     0.25(Greek mu)m    1st Qtr 1999
                        lower speed but higher user bit
                        density portable storage systems.
-------------------------------------------------------------------------------------------------------------
 88C4300                Third generation read channel for    550Mbits/s     0.25(Greek mu)m    1st Qtr 2000
                        future portable and high-end
                        general purpose personal computer
                        applications.
-------------------------------------------------------------------------------------------------------------
 88C5200                Fourth generation read channel       750Mbits/s     0.18(Greek mu)m    1st Qtr 2000
                        for use in future high
                        performance storage systems.
-------------------------------------------------------------------------------------------------------------

---------------
* Introduction date refers to the calendar quarter in which product samples were initially made available to a customer for evaluation purposes. These products may not be available in commercial volumes for one or more quarters following sample introduction.

     PREAMPLIFIER. A preamplifier amplifies the low level electrical signal transmitted to and from the recording heads in a disk drive device. Preamplifiers operate in two basic modes: read and write. In read mode, preamplifiers provide initial amplification of the high bandwidth signal from the read head. In write mode, the preamplifier provides the write head with the high frequency switched current required for writing on the magnetic media. We provide the only commercially available preamplifiers manufactured in 0.5-micron CMOS processes. Our CMOS-based preamplifier products provide high performance at a lower manufacturing cost than standard BiCMOS-based products. We introduced our first preamplifier product in the third quarter of 1998 and our second-generation product in the second quarter of 1999. We have also introduced derivative products targeted at a range of applications for each of these product families.

Our current preamplifier products are shown in the table below.

-------------------------------------------------------------------------------------------------------------
                                                                               CMOS            INTRODUCTION
 PREAMPLIFIERS                    DESCRIPTION                PERFORMANCE      PROCESS             DATE*
-------------------------------------------------------------------------------------------------------------
 81G3004                4-channel derivative of the          300Mbits/s     0.5(Greek mu)m     3rd Qtr 1998
                        81G3018 design for two-disk
                        storage platforms.
-------------------------------------------------------------------------------------------------------------
 81G3018                8-channel high gain-bandwidth        300Mbits/s     0.5(Greek mu)m     4th Qtr 1998
                        preamplifier.
-------------------------------------------------------------------------------------------------------------
 81G3002                2-channel derivative of the          300Mbits/s     0.5(Greek mu)m     2nd Qtr 1999
                        81G3018.
-------------------------------------------------------------------------------------------------------------
 81G4008                8-channel second generation high     500Mbits/s     0.5(Greek mu)m     2nd Qtr 1999
                        gain-bandwidth preamplifier.
-------------------------------------------------------------------------------------------------------------
 81G4014                4-channel derivative of the          500Mbits/s     0.5(Greek mu)m     4th Qtr 1999
                        81G4008 for two-disk storage
                        platforms.
-------------------------------------------------------------------------------------------------------------
 81G4002                2-channel derivative of the          500Mbits/s     0.5(Greek mu)m     1st Qtr 2000
                        81G4008.
-------------------------------------------------------------------------------------------------------------

---------------
* Introduction date refers to the calendar quarter in which product samples were initially made available to a customer for evaluation purposes. These products may not be available in commercial volumes for one or more quarters following sample introduction.

BROADBAND DATA COMMUNICATIONS PRODUCTS

     We are applying our mixed signal and digital signal processing technology to a variety of broadband data communications markets, including Fast and Gigabit Ethernet. Our integrated circuits provide the core functionality required for building Ethernet network interface cards, routers, repeaters, hubs and switches.

     FAST ETHERNET PRODUCTS. Our first products for the Fast Ethernet data communications market are highly integrated, physical layer devices. These devices contain the active circuitry, or ports, needed for interfacing with up to six or eight independent network connections and are typically used by our customers in Fast Ethernet repeaters, hubs, switches and routers. We have designed our products to enable reliable communication over long cable distances and lower quality cable installations.

Our current Fast Ethernet products are listed in the table below.

--------------------------------------------------------------------------------------------------------------
 DATA COMMUNICATIONS                                                            CMOS            INTRODUCTION
   PRODUCTS                        DESCRIPTION                PERFORMANCE      PROCESS             DATE*
--------------------------------------------------------------------------------------------------------------
 88E3080                 8-port digital signal processing    10/100Mbits/s   0.25(Greek mu)m    4th Qtr 1999
                         based Fast Ethernet physical
                         layer device for use in workgroup
                         and enterprise repeaters, hubs,
                         switches and routers.
--------------------------------------------------------------------------------------------------------------
 88E3060                 6-port digital signal processing    10/100Mbits/s   0.25(Greek mu)m    1st Qtr 2000
                         based Fast Ethernet physical
                         layer device for use in general
                         purpose personal computer hubs
                         and switches.
--------------------------------------------------------------------------------------------------------------

---------------
* Introduction date refers to the calendar quarter in which product samples were initially made available to a customer for evaluation purposes. These products may not be available in commercial volumes for one or more quarters following sample introduction.

     GIGABIT ETHERNET PRODUCTS. We recently began early customer sampling of our latest product for the broadband communications market, a Gigabit Ethernet physical layer device. We were the first to publicly announce the introduction of a Gigabit Ethernet physical layer device in a 0.18-micron CMOS manufacturing process. The design for this product incorporates sophisticated digital signal processing algorithms, as well as higher resolution analog-front-ends, to overcome the reduced signal quality of gigabit data rate signals on standard copper twisted pair wire. Target applications include network interface cards, routers, repeaters, hubs and next-generation switches.

     Samples of our Gigabit Ethernet physical layer device have been shipped to some of our major customers for testing. In addition, some of these customers are beginning the design process of integrating our device with their products. We have submitted our Gigabit Ethernet physical layer device to our foundry to implement some minor revisions to the logic circuits. We intend to commence commercial production as soon as we can after the revisions are made. However, we cannot predict when and if commercial production will begin. For a further description of the risks associated with introducing this new product, see the discussion in the "Risk Factors" section of this prospectus. We also recently entered into an agreement with Intel Corporation. Our agreement with Intel, which is described in more detail below under the heading "Agreement with Intel", relates to the joint development of a device integrating our Gigabit Ethernet physical layer device with an Intel networking product.

CUSTOMERS, SALES AND MARKETING

     Our sales and marketing strategy is to achieve design wins with companies that are among the first to adopt new technologies and technology leaders in each of our selected markets. Our direct sales force targets emerging high growth markets that have high intensity communications processing requirements. Our customers for read channel and preamplifier products are manufacturers of hard disk drives for the enterprise, mobile and desktop markets. As of April 30, 2000, we have shipped nearly 40 million read channels and preamplifiers to our customers in the data storage industry. A small number of our customers have historically accounted for a substantial portion of our revenue. The percentage of our revenue accounted for by our five major customers in fiscal 1999 and 2000 and the three months ended April 30, 2000 are set forth below.

                                                      PERCENTAGE OF REVENUE
                                                  ------------------------------
                                                   YEAR ENDED
                                                  JANUARY 31,      THREE MONTHS
                                                  ------------        ENDED
                    CUSTOMER                      1999    2000    APRIL 30, 2000
                    --------                      ----    ----    --------------
Samsung.........................................   46%     36%          45%
Seagate.........................................   43      24           16
Hitachi.........................................    7      14           20
Fujitsu.........................................    2      14           12
Toshiba.........................................    1      10            4
                                                   --      --           --
          Total.................................   99%     98%          97%

     We recently introduced two data communications products, our eight-port and six-port Fast Ethernet physical layer devices. We first began shipping for evaluation our eight-port physical layer device in December 1999 and our six-port physical layer device in March 2000. In March 2000, our eight-port Fast Ethernet physical layer device began shipping to customers for revenue. Other potential customers are currently designing the eight-port physical layer device into their products. Our target customers for this product are leading manufacturers of high speed networking equipment.


     To date, substantially all of our data storage product sales have been made through our direct sales force of nine people. We also complement and support our direct sales force with manufacturer's representatives in North America and Asia. In the first calendar quarter 2000, we entered into our first distribution agreement to support our sales and marketing activities in the data communications market, and we plan to enter into other distribution agreements in the near term. We anticipate that sales through distributors will increase as a percentage of our revenues in future periods. However, we expect a significant percentage of our sales will continue to come from direct sales to key customers. As of May 31, 2000, our sales and marketing organization consisted of 70 employees and 11 manufacturers' representatives. In November 1999, our Japanese subsidiary, Marvell Japan, opened a new technical and sales support facility in Japan to provide greater support for our international customers.


     Our sales are made under purchase orders received between one and four months prior to the scheduled delivery date. These purchase orders can be cancelled without charge if notice is given within an agreed upon period. Because of the scheduling requirements of our foundries, we generally place firm orders for products with our suppliers up to sixteen weeks prior to the anticipated delivery date and prior to an order for the product. We typically warrant our products for a 90-day period. To date, we have not experienced material product returns or warranty expense.

     Our marketing team works in conjunction with our sales force and is organized around our product applications. Due to the complexity of our products, we introduce our new products to major customers with a global tour by a marketing, sales and engineering team. We believe that individual meetings are the most effective and rapid means of communicating the capabilities, benefits and extremely technical specifications of each new product.

     We use field application engineers to provide intensive technical support and assistance to existing and potential customers in designing, testing and qualifying systems designs that incorporate our products. We believe that superior field applications engineering support plays a pivotal role in building long-term relationships with our customers by improving our customers' time-to-market, maintaining a high level of customer satisfaction and encouraging customers to use our next generation of products. As of May 31, 2000, we had ten field application engineers.


AGREEMENT WITH INTEL


     Effective May 19, 2000, we entered into an agreement with Intel Corporation for the integration of our Gigabit Ethernet physical layer device and an Intel networking product for the personal computer end user market. The integrated device that we develop pursuant to the agreement may be sold only to Intel. Under the agreement, Intel is required to purchase its requirements for any similar item from us through the one-year period after the sampling date, which means the date Intel first makes the integrated device generally available for purchase. The term of the agreement is two years from the sampling date, subject to Intel's right to terminate the agreement early. If Intel provides us with notice of early termination after the sampling date, Intel will remain obligated to purchase its requirements for any similar integrated device from us during the one-year period following Intel's notice of early termination.


     Under the agreement, Intel may purchase the integrated device from us at specified prices. Alternatively, Intel may elect to purchase the integrated device from us at prices based on our cost of product and the price at which Intel sells the product, which may impact our margin on sales of the integrated device.


     The agreement includes exclusivity provisions that provide that we may not deliver or license our Gigabit Ethernet physical layer device technology to any third party under an agreement that would permit that third party to integrate that technology with a device similar to the Intel networking product. We further agreed not to design or perform any other work with anyone other than Intel on any chip that integrates our Gigabit Ethernet physical layer device with a device similar to the Intel networking product for use in developing a product similar to the integrated device. The exclusivity provisions generally terminate upon the earlier of notification of early termination of the agreement or the end of the second calendar quarter after the sampling date. The agreement does not restrict our sales of stand-alone Gigabit Ethernet physical layer devices. The agreement also does not restrict sales of other integrated devices provided those devices do not integrate our Gigabit Ethernet physical layer device technology with devices similar to the Intel networking device that is the subject of our agreement with Intel.


MARVELL TECHNOLOGY

     We believe our key technical competitive advantages result from the collection of proprietary technologies that we have developed since our inception. Our products are based on the following technologies:

     - high bandwidth analog front-end technology;

     - advanced communications algorithms;

     - custom digital signal processors; and

     - reusable building blocks for integrated system-on-a-chip design.

HIGH BANDWIDTH ANALOG FRONT-END TECHNOLOGY

     We have developed significant expertise in mixed signal circuit design architectures and techniques required to design high performance analog front-ends, which provide the interface between the digital signal processor and the physical communications media. We have developed this technology for use with advanced CMOS manufacturing processes, which allows us to cost effectively integrate complex digital signal processing functions with other high level system functions on a small silicon chip. Our mixed signal circuits achieve performance levels that are associated with more expensive, special purpose integrated circuit manufacturing process technologies, such as BiCMOS. For example, our analog front-ends for use in read channel applications achieve conversion rates of up to 900MHz using a 0.18-micron CMOS process. A conversion rate of 900 MHz means that the analog to digital converter completes 900 million analog to digital conversion cycles per second. In addition to achieving high performance, our mixed signal circuits are designed to compensate for variations inherent in current 0.25- and 0.18-micron CMOS manufacturing processes.

     Our high bandwidth analog front-end technology can be used in various communications-related applications. We are currently developing experimental mixed signal technologies for extreme high bandwidth applications, such as physical layer devices for fibre optic media operating at data rates of up to
2.5 gigabits per second for use in a high-speed shared storage devices, known as storage area networks.

ADVANCED COMMUNICATIONS ALGORITHMS

     We have also developed complex communications algorithms that are required for broadband data communications-related applications. Our communications algorithms perform the signal equalization, data detection and error corrections required to overcome media imperfections such as substandard media, noise, signal level degradation over distance, interference from adjacent lines and signal echo. These communications algorithms enable us to design digital signal processors for use in data storage, Fast Ethernet and Gigabit Ethernet applications as well as other possible future applications, such as cable modem and broadband wireless products.

CUSTOM DIGITAL SIGNAL PROCESSORS

     We target communications-related markets, which require very fast data transfer rates and low power dissipation. To achieve the required performance levels, we implement our signal processing algorithms in custom-designed digital signal processors. Our Fast Ethernet digital signal processors performs several billion operations per second while dissipating less than 100 milliwatts of power. Our fastest read channel digital signal processors performs over 50 billion operations per second while dissipating less than 750 milliwatts of power. Such performance is not readily available using standard programmable digital signal processing solutions. We believe our custom digital signal processors, when combined with our library of digital signal processing circuit building blocks, will enable us to implement application specific digital signal processors that can perform at computational rates of up to one trillion operations per second in very small silicon chips. Small silicon chips result in low power dissipation, small packaging and low overall system cooling requirements.

REUSABLE BUILDING BLOCKS FOR INTEGRATED SYSTEM-ON-A-CHIP DESIGN

     We have developed a proprietary set of manufacturing process design rules that we believe are scalable over several generations of manufacturing process geometries. We have also collected a significant library of circuit building blocks that can be reused with minimum modification in successive generations of products. These design methodologies allow us to shorten time-to-market for new products and take advantage of the latest CMOS manufacturing processes. We believe that as manufacturing process geometries continue shrinking, our customers will pursue silicon integration strategies. To address this market development, we have recently developed our own embedded memory technology for complex system-on-a-chip designs that require large amounts of repairable on-chip memory. We are also in the process of developing products that integrate our core mixed signal and digital signal processors with our customers' silicon components and on-chip memory.

RESEARCH AND DEVELOPMENT

     We believe that our future success depends on our ability to introduce improvements to our existing products and to develop new products that deliver cost effective solutions for both existing and new markets. Our research and development efforts are directed largely to the development of proprietary circuit designs for high bandwidth communications-related applications. We devote a significant portion of our resources to expanding our core technology library with designs that enable high performance, reliable communications over a variety of physical media. We are also focused on incorporating functions currently provided by stand-alone integrated circuits into our products to reduce our customers' overall system costs.


     We have assembled a core team of engineers who have extensive experience in the areas of mixed signal circuit design, digital signal processing, and CMOS technology. As of May 31, 2000, we had 114 employees in engineering and process development, including 74 with advanced degrees. We have invested, and expect that we will continue to invest, significant funds for research and development. Our research and development expense was approximately $5.8 million in fiscal 1999, $14.5 million in fiscal 2000, and $6.1 million for the three months ended April 30, 2000.


MANUFACTURING

     We believe our fabless manufacturing approach provides us with the benefits of superior manufacturing capability as well as flexibility to move the manufacture, assembly and test of our products to those vendors that offer the best capability at an attractive price. Our engineers work closely with our foundries and other subcontractors to increase yields, lower manufacturing costs and improve quality.

INTEGRATED CIRCUIT FABRICATION

     Our integrated circuits are fabricated using widely available CMOS processes, which provide us greater flexibility to engage independent foundries to manufacture integrated circuits. By outsourcing our manufacturing, we are able to avoid the cost associated with owning and operating our own manufacturing facility. This allows us to focus our efforts on the design and marketing of our products. We currently outsource substantially all of our integrated circuit manufacturing to Taiwan Semiconductor Manufacturing Company. We work closely with Taiwan Semiconductor to forecast on a monthly basis our manufacturing capacity requirements. Our integrated circuits are currently fabricated in 0.50-, 0.35- and 0.25-micron manufacturing processes. We are also currently sampling 0.18-micron products with customers. Because finer manufacturing processes lead to enhanced performance, smaller silicon chip size and lower power requirements, we continually evaluate the benefits and feasibility of migrating to smaller geometry process technology in order to reduce cost and improve performance.

ASSEMBLY AND TEST

     Our silicon chips are shipped from our third-party foundries to our third-party assembly and test facilities where they are assembled into finished integrated circuit packages and tested. Our products are designed to use low cost, standard packages and to be tested with widely available test equipment. In addition, we specifically design our integrated circuits for ease of testability, further reducing manufacturing costs. We outsource all of our product packaging and testing requirements to several third-party assembly and test subcontractors, including ST Assembly Test Services in Singapore, Siliconware Precision Industries in Taiwan and Amkor Technology in the Philippines.

QUALITY ASSURANCE

     We build quality into our products starting with the design and development process. Our designs are subjected to extensive circuit simulation under extreme conditions of temperature, voltage and processing before being committed to manufacture. We pre-qualify each of our subcontractors and conduct regular in-depth quality audits. We closely monitor foundry production to ensure consistent overall quality, reliability and yield levels. All of our independent foundries and assembly and test subcontractors have been awarded ISO 9000 certification.

INTELLECTUAL PROPERTY

     Our future revenue growth and overall success depend in large part on our ability to protect our intellectual property. We rely on a combination of patents, copyrights, trademarks, trade secret laws, contractual provisions and licenses to protect our intellectual property. We also enter into confidentiality agreements with our employees, consultants, suppliers and customers and seek to control access to, and distribution of, our documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our products and technology without authorization, develop similar technology independently or design around our patents.


     As of June 5, 2000, we had been granted nine United States patents on various aspects of our technology, with expiration dates ranging from 2015 to 2018, and we had filed 20 additional United States patent applications. However, there can be no assurance that patents will ever be issued for these applications. Furthermore, it is possible that our patents may be invalidated, circumvented, challenged or licensed to others.


     In addition, the laws of some foreign countries in which our products are or may be developed, manufactured or sold, including various countries in Asia, may not protect our products or proprietary information to the same extent as do the laws of the United States and thus make the possibility of piracy of our technology and products more likely in these countries.

     We have expended and will continue to expend considerable resources in establishing a patent position designed to protect our intellectual property. While our ability to compete is enhanced by our ability to protect our intellectual property, we believe that, in view of the rapid pace of technological change, the combination of the technical experience and innovative skills of our employees may be as important to our business as the legal protection of our patents and other proprietary information.

     From time to time, we may desire or be required to renew or to obtain licenses from third parties in order to further develop and market commercially viable products effectively. We cannot be sure that any necessary licenses will be available or will be available on commercially reasonable terms.

     The integrated circuit industry is characterized by vigorous protection and pursuit of intellectual property rights, which have resulted in significant and often time consuming and expensive litigation. Although there is currently no pending or threatened intellectual property litigation filed against us, there can be no assurance that third parties will not assert claims of infringement against us. Such claims, even those without merit, could be time consuming and result in costly litigation. We may not prevail in any such litigation or may not be able to license any valid and infringed patents from third parties on commercially reasonable terms. Litigation, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management's time. Any such litigation could harm our business and financial results.

COMPETITION

     The markets for data storage and broadband data communications devices are intensely competitive and characterized by rapid technological change, evolving standards, short product life cycles and pricing pressures imposed by high volume customers. We expect competition to intensify as current competitors expand their product offerings and new competitors enter the market.

     We believe that our ability to compete successfully in the rapidly evolving markets for our products depends on a number of factors, including:

      - performance, features, quality and price of our products;

      - the timing and success of new product introductions by us, our customers and our competitors;

      - the emergence of new industry standards;

      - our ability to obtain adequate foundry capacity;

      - the number and nature of our competitors in a given market; and

      - general market and economic conditions.

     Our current products face competition from a number of sources. We believe our principal competitors in the read channel market are Cirrus Logic, Lucent Technologies, NEC, STMicroelectronics and Texas Instruments. Our primary competitors in the preamplifier market are Texas Instruments and Lucent Technologies. In expanding our presence in the broadband data communications market, we expect to compete with Broadcom, Intel and National Semiconductor.

     Many of our current competitors and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than us. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sale of their products than we can. Our current or future competitors may develop and introduce new products that will be priced lower, provide superior performance or achieve greater market acceptance than our products. In addition, in the event of a manufacturing capacity shortage, these competitors may be able to manufacture products when we are unable to do so.

     Furthermore, current or potential competitors have established or may establish, financial and strategic relationships among themselves or with existing or potential customers or other third parties to increase the ability of their products to address the needs of our prospective customers. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share, which would harm our business.

     In addition, many of our customers and potential customers have substantial technological capabilities and financial resources. Some customers have already developed, or in the future may develop, technologies that will compete directly with our products. We also may face competition from suppliers of products based on new or emerging technologies.

     Historically, average unit selling prices in the integrated circuit industry in general, and for our products in particular, have decreased over the life of a particular product. We expect that the average unit selling prices of our products will continue to be subject to significant pricing pressures. In order to offset expected declines in the average unit selling prices of our products, we will likely need to reduce the cost of our products. We intend to accomplish this by implementing design changes that lower the cost of manufacturing, assembly and testing, by negotiating reduced charges by our foundries as and if volumes increase, and by successfully managing our manufacturing and subcontracting relationships. Because we do not operate our own manufacturing, assembly or testing facilities, we may not be able to reduce our costs as rapidly as companies that operate their own facilities. If we fail to introduce lower cost versions of our products in a timely manner or to successfully manage our manufacturing, assembly and testing relationships, our business would be harmed.

EMPLOYEES


     As of May 31, 2000, we had a total of 274 employees, of which 114 were in research and development, 70 in sales and marketing, 41 in operations and 49 in general and administration. Our employees are not represented by any collective bargaining agreements, and we have not experienced any work stoppage. We consider our relations with our employees to be good.


FACILITIES

     Our primary facility, housing our research and design function as well as elements of marketing and administration, is in Sunnyvale, California. This facility consists of approximately 66,000 square feet and is leased until February 15, 2002. In addition, our other subsidiaries in Singapore and Japan have leased space for their operations. Based upon our estimates of future hiring, we believe that these facilities will be inadequate to meet our requirements past 2000. Accordingly, we will need to locate additional space in California and may find it necessary to vacate our current locations. The additional space we anticipate requiring may cost substantially more than our existing space, and we may incur significant additional capital expenditures for construction of tenant improvements.

LEGAL PROCEEDINGS


     We are not currently a party to any legal proceedings. However, we are engaged in discussions with Mr. Gordon Steel, our former Chief Financial Officer, regarding the terms of his separation. Mr. Steel did not have an employment agreement with us. Although we believe we are not obligated to do so, we made Mr. Steel an offer in connection with his separation, which Mr. Steel did not accept. If we are unable to resolve the terms of Mr. Steel's separation, it is possible that we may in the future become involved in litigation relating to his separation.

                                   MANAGEMENT


     We are the parent of Marvell Semiconductor, Inc., a California corporation we founded to develop proprietary technology and to provide selected support services to us. Set forth below is certain information regarding the executive officers, directors and some of the other officers of both Marvell Technology Group Ltd. and Marvell Semiconductor, Inc. as of June 5, 2000.


               NAME                 AGE                           POSITION
               ----                 ---                           --------
Diosdado P. Banatao(1)(2).........  53    Co-Chairman of the Board, Marvell Technology Group Ltd.
Sehat Sutardja....................  38    Co-Chairman of the Board, President and Chief Executive
                                          Officer, Marvell Technology Group Ltd.; President and
                                          Chief Executive Officer and Director of Marvell
                                          Semiconductor, Inc.
Weili Dai.........................  38    Executive Vice President, Assistant Secretary and
                                          Director of Marvell Technology Group Ltd.; Executive Vice
                                          President, General Manager of Data Communications Group
                                          and Director of Marvell Semiconductor, Inc.
Pantas Sutardja...................  37    Vice President and Director of Marvell Technology Group
                                          Ltd.; Chief Technology Officer and Director of Marvell
                                          Semiconductor, Inc.
George Hervey.....................  53    Vice President of Finance, and Chief Financial Officer,
                                          Marvell Technology Group Ltd.; Vice President of Finance
                                          and Chief Financial Officer of Marvell Semiconductor,
                                          Inc.
Alan J. Armstrong.................  36    Vice President of Marketing, Data Storage, Marvell
                                          Semiconductor, Inc.
Gani Jusuf........................  37    Vice President of Product Development, Data
                                          Communications, Marvell Semiconductor, Inc.
Nersi Nazari......................  41    Vice President of Signal Processing Technology, Marvell
                                          Semiconductor, Inc.
George Papa.......................  51    Vice President of Sales, Data Communications, Marvell
                                          Semiconductor, Inc.
Larry L. Smith....................  59    Vice President of Sales, Data Storage, Marvell
                                          Semiconductor, Inc.
LeeChung Yiu......................  44    Vice President of Engineering, Marvell Semiconductor,
                                          Inc.
Stephen Zadig.....................  49    Vice President of Operations, Marvell Semiconductor, Inc.
Herbert Chang(1)(2)...............  37    Director, Marvell Technology Group Ltd.
John M. Cioffi(2).................  43    Director, Marvell Technology Group Ltd.
Paul R. Gray(2)...................  57    Director, Marvell Technology Group Ltd.
Ron Verdoorn(1)...................  49    Director, Marvell Technology Group Ltd.

---------------
(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

     DIOSDADO P. BANATAO has served as our Co-Chairman of the Board since October 1995. Mr. Banatao has been a partner in Mayfield Fund, a venture capital fund, since 1998. Prior to joining Mayfield Fund, Mr. Banatao founded S3, Incorporated, a designer and manufacturer of graphics and video accelerators for personal computers and related peripheral products, where he served as President and Chief Executive Officer from 1989 until 1992 and Chairman from 1992 to 1998. Mr. Banatao holds a Bachelor of Science degree in Electrical Engineering from the Mapua Institute of Technology and a Master of Science degree in Electrical Engineering and Computer Science from Stanford University.

     SEHAT SUTARDJA, one of our co-founders, has served as our President since inception and as our Co-Chairman of the Board and Chief Executive Officer since August 1995. In addition, he has served as President, Chief Executive Officer and a Director of Marvell Semiconductor, Inc. since its founding.

From 1989 until 1995, Dr. Sutardja served as a manager and principal project engineer at 8X8 Inc., a designer and manufacturer of digital communications products. Dr. Sutardja received his Master of Science and Ph.D. degrees in Electrical Engineering and Computer Science from the University of California at Berkeley. Dr. Sutardja is the husband of Weili Dai and the brother of Dr. Pantas Sutardja.

     WEILI DAI, one of our co-founders, has served as our Vice President, Corporate Assistant Secretary and one of our Directors since inception. Ms. Dai was promoted from Vice President to Executive Vice President in 1996, which position she currently holds. Ms. Dai has also served as Executive Vice President and Director for Marvell Semiconductor, Inc. since its founding. As Executive Vice President for Marvell Semiconductor, Inc., Ms. Dai is the General Manager of the Data Communications Group and is also responsible for the corporate business development and human resources functions. From 1992 until 1995, Ms. Dai was involved in software development and project management at Canon Research Center America, Inc. Ms. Dai holds a Bachelor of Science degree in Computer Science from the University of California at Berkeley. Ms. Dai is the wife of Dr. Sehat Sutardja.

     PANTAS SUTARDJA, one of our co-founders, has served as our Vice President and one of our Directors since inception, and as Vice President of Engineering for Marvell Semiconductor, Inc. from its founding until 1999, when he was appointed Chief Technology Officer. Dr. Sutardja has also been a Director of Marvell Semiconductor, Inc. from inception. Previously, Dr. Sutardja served as Research Staff Member at IBM Almaden Research Center from 1988 to 1994. Dr. Sutardja holds Bachelor of Science, Master of Science and Ph.D. degrees in Electrical Engineering and Computer Science from the University of California at Berkeley. Dr. Sutardja is the brother of Dr. Sehat Sutardja.

     GEORGE HERVEY joined us in April 2000 as our Vice President of Finance and Chief Financial Officer and in a similar capacity for Marvell Semiconductor, Inc. From March 1997 to April 2000, Mr. Hervey served as Senior Vice President, Chief Financial Officer and Secretary for Galileo Technology Ltd., which manufactures chips which provide Ethernet switching capabilities for high performance local area networks. From June 1992 to February 1997, Mr. Hervey was Senior Vice President of Finance and Chief Financial Officer of S3 Incorporated, a designer and manufacturer of graphics and video accelerators for personal computers and related peripheral products. Mr. Hervey holds a Bachelor of Science degree in Business Administration from the University of Rhode Island.

     ALAN ARMSTRONG has served as Vice President of Marketing, Data Storage for Marvell Semiconductor since July 1999. From 1992 until 1999, Dr. Armstrong held various positions at Cirrus Logic Inc., a designer and manufacturer of analog and mixed signal circuits, most recently as Director of Product Planning and Applications for Data Storage Products. Dr. Armstrong holds a Bachelor of Science degree in Electrical Engineering from San Diego State University and Master of Science and Ph.D. degrees in Electrical Engineering from the University of California, San Diego.

     GANI JUSUF has served as Vice President of Product Development, Data Communications, since February 2000. From 1998 to February 2000, Dr. Jusuf was a Research and Development Manager for Agilent Technologies, Inc., a subsidiary of Hewlett-Packard, which develops test, measurement and monitoring products and devices. From 1995 to 1998, Dr. Jusuf served as Director of Engineering responsible for product definition and development for Marvell Semiconductor, Inc. Dr. Jusuf holds Bachelor of Science, Master of Science and Ph.D. degrees in Electrical Engineering and Computer Science from the University of California at Berkeley.

     NERSI NAZARI has served as Vice President of Signal Processing Technology for Marvell Semiconductor, Inc. since October 1997. From 1994 until 1997, Dr. Nazari served as Chief Technologist at GEC Plessey Semiconductors, a designer and manufacturer of integrated circuits, including data storage and data communications products. Dr. Nazari holds Bachelor of Science degrees in Electrical Engineering and Mathematics from Southern Illinois University, a Master of Science degree in Electrical Engineering from the University of Missouri, and a Ph.D. in Electrical Engineering from the University of Colorado.

     GEORGE PAPA joined Marvell Semiconductor, Inc. in February 2000 as Vice President of Sales, Data Communications. From 1997 until 2000, Mr. Papa served as Vice President of Worldwide Sales for Level One Communications, Inc., a subsidiary of Intel Corporation. From 1991 to 1997, Mr. Papa served as Vice President of North American Sales for Siemens Corporation. Mr. Papa holds a Bachelor of Science degree in Electrical Engineering from Northeastern University.

     LARRY SMITH has served as Vice President of Sales, Data Storage, for Marvell Semiconductor, Inc. since September 1996. From 1981 until 1996, Mr. Smith served as a manufacturing sales representative for a number of companies, including Silicon Systems Inc., a company specializing in the development and production of both analog and digital integrated circuits for data storage applications.

     LEECHUNG YIU has served as Vice President of Engineering for Marvell Semiconductor, Inc. since May 1999. From 1994 until 1997, Dr. Yiu served as the Director of Engineering for SEEQ Technology Inc., a supplier of Ethernet data communications products for networking applications. From 1997 until 1999, Dr. Yiu was the Vice President of Engineering for Newave Semiconductor Corporation, a privately held company developing integrated circuits for the telecommunications market. Dr. Yiu holds a Bachelor of Science degree in Electrical Engineering from National Taiwan University and Master of Science and Ph.D. degrees in Electrical Engineering from the University of California at Berkeley.

     STEPHEN ZADIG has served as the Vice President of Operations for Marvell Semiconductor, Inc. since 1996. From 1995 to 1996, Mr. Zadig served as Vice President of Operations for Paradigm Technology Inc., a designer and supplier of high performance SRAM products. From 1990 until 1995, Mr. Zadig served as Vice President of Operations for C-Cube Microsystems Inc., a company that designs and markets integrated circuits that implement digital video encoding and decoding.

     HERBERT CHANG has served as one of our Directors since November 1996. Since April 1996, Mr. Chang has been President of InveStar Capital, Inc., a technology venture capital management firm based in Taiwan. From 1994 to 1996, Mr. Chang was Senior Vice President of WK Technology Fund, a venture capital fund. Mr. Chang serves as a director for NetIQ Corporation and Silicon Image, Inc. Mr. Chang holds a Bachelor of Science degree from National Taiwan University and a Master of Business Administration degree from National Chiao-Tung University in Taiwan.

     JOHN M. CIOFFI has served as one of our Directors since March 2000. Dr. Cioffi has been a professor of Electrical Engineering at Stanford University since 1986. In 1991, he founded Amati Communications Corporation, which designs and manufactures modems for Asymmetric Digital Subscriber Lines, and served as the Chief Technology Officer until the company's acquisition by Texas Instruments, Inc. in 1998. Dr. Cioffi is an IEEE fellow and serves as a director for ITEX, and on the advisory boards of Coppercom, Gigabit Wireless, Kestrel Solutions, Inc., Charter Ventures, Portview Communications Partners and Accel Partners.

     PAUL R. GRAY has served as one of our Directors since March 2000. Dr. Gray currently serves as the Dean of the College of Engineering at the University of California at Berkeley and has been appointed as Executive Vice Chancellor and Provost, effective July 2000. During his 28 year tenure with the University, Dr. Gray has held numerous administrative posts, including Director of the Electronics Research Laboratory, Vice Chairman of the EECS Department for Computer Resources, and Chairman of the Department of Electrical Engineering and Computer Sciences.

     RON VERDOORN has served as one of our Directors since January 1998. From January 1999 to the present, Mr. Verdoorn has served as Executive Vice President of Manufacturing for Affymetrix, Inc., a company specializing in the development of technology for acquiring and managing complex genetic information for use in biomedical research, genomics and clinical diagnostics. From 1997 to 1999, Mr. Verdoorn served as an independent consultant to the hard disk drive industry. From 1983 to 1997, Mr. Verdoorn held a number of positions with Seagate Technology, Inc., most recently as Executive Vice President and Chief Operating Officer of Storage Products. Mr. Verdoorn holds a Bachelor of Arts degree in Sociology from Linfield College.

COMPOSITION OF THE BOARD OF DIRECTORS

     Our Bye-laws provide for two or more directors and the number of directors is currently fixed at eight. Following the completion of this offering, our Board of Directors will be divided into three classes, each serving staggered three-year terms, which means that only one class of directors will be elected at each annual meeting of shareholders, with the other classes continuing for the remainder of their respective terms, and directors may only be removed for cause by the holders of two-thirds of the shares entitled to vote at an election of directors. Our executive officers are elected by the Board of Directors and serve at the discretion of the Board of Directors.

COMMITTEES OF THE BOARD OF DIRECTORS

     We have a Compensation Committee comprised of Messrs. Banatao, Chang, Cioffi and Gray and an Audit Committee comprised of Messrs. Banatao, Chang and Verdoorn. The Compensation Committee has the authority to approve salaries and bonuses and other compensation matters for our officers and consultants, to approve employee health and benefit plans and to administer our stock option plans. The Audit Committee, which is comprised of independent directors, has the authority to recommend the appointment of our independent auditors and to review the results and scope of audits, internal accounting controls and other accounting related matters.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of our executive officers serves as a member of the Board of Directors or Compensation Committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

DIRECTOR COMPENSATION

     Our directors do not receive cash compensation for their service as directors. Under our 1997 Directors' Stock Option Plan, each new non-employee director will receive an option to purchase 180,000 shares of common stock upon joining the Board of Directors. In addition, under the plan, each incumbent non-employee director will be granted an option to purchase an additional 36,000 shares of our common stock annually. For a more detailed description of the 1997 Directors' Stock Option Plan see the discussion in this prospectus under the heading "Management -- Compensation Plans."

EXECUTIVE COMPENSATION

     The following table shows the cash compensation paid or accrued for the fiscal year ended January 31, 2000 to our Chief Executive Officer and each of our most highly compensated executive officers or former executive officers other than the Chief Executive Officer. We did not make any restricted stock awards or long-term incentive plan payments in the fiscal year ended January 31, 2000. The amount of cash compensation does not include the aggregate value of personal benefits or securities, property or other non-cash compensation paid or distributed other than pursuant to a plan that was less than the lesser of $50,000 and 10% of the cash compensation received by such officer.

                           SUMMARY COMPENSATION TABLE

                                                                 ANNUAL         ALL OTHER
                                                              COMPENSATION   COMPENSATION(1)
                                                              ------------   ---------------
Sehat Sutardja..............................................    $100,000         $3,081
  Co-Chairman of the Board, President and Chief Executive
  Officer
Weili Dai...................................................     100,000          3,081
  Executive Vice President, Corporate Assistant Secretary
  and Director
Pantas Sutardja.............................................     100,000          3,081
  Vice President and Director
Gordon M. Steel(2)..........................................     165,000          3,081
  Vice President of Finance and Chief Financial Officer

---------------
(1) These amounts consist of discretionary profit sharing payments.

(2) Mr. Steel's employment with us terminated in April 2000.

FISCAL YEAR 2000 OPTIONS

     No stock options were granted to those executive officers listed in the Summary Compensation Table for the year ended January 31, 2000. However, on May 8, 2000 we granted George Hervey options to purchase 760,000 shares at an exercise price of $10.00 per share, which was the fair market value of the common stock on the grant date as determined by our Board of Directors. We have never granted any stock appreciation rights.

     None of those executive officers listed in the Summary Compensation Table exercised stock options during fiscal 2000 or held unexercised options as of January 31, 2000.

EMPLOYMENT CONTRACTS AND CHANGE OF CONTROL ARRANGEMENTS

     We do not have employment agreements or change in control agreements with any of our executive officers. Accordingly, our executive officers may resign at any time and the employment of each executive officer may be terminated at any time by the Board of Directors.

COMPENSATION PLANS

1995 STOCK OPTION PLAN


     Our Board of Directors adopted our 1995 Stock Option Plan on April 18, 1995. On May 8, 2000, our Board of Directors amended the 1995 Plan to add flexibility to the administration of the plan and to add certain other improvements. We intend to seek shareholder approval of the amendments at our annual general meeting on June 17, 2000. The plan will terminate no later than April 18, 2005. The plan provides for the grant of incentive stock options to our employees and nonstatutory stock options to our employees, directors and consultants. Subject to adjustments for stock splits and similar events, 29,500,000 shares of common stock may be issued under the plan. As of April 30, 2000, 11,492,809 were subject to outstanding options and 5,225,270 were available for future grant. As amended, the plan will provide for annual increases in the number of shares available for issuance on the first day of each fiscal year, beginning January 30, 2000, equal to the lesser of 5,000,000 shares, 5% of the outstanding shares on the date of the annual increase, or a number of shares determined by our Board.


     Our Board or a committee appointed by the Board administers the stock option plan and determines the terms of options granted, including the exercise price, the number of shares subject to individual option awards and the vesting period of options. The exercise price of nonstatutory options will generally be at least the fair market value of the common stock on the date of grant. The exercise price of incentive stock options cannot be lower than 100% of the fair market value of the common stock on the date of grant and, in the case of incentive stock options granted to holders of more than 10% of our voting power, not less than 110% of the fair market value. The term of an incentive stock option cannot exceed ten years, and the term of an incentive stock option granted to a holder of more than 10% of our voting power cannot exceed five years.

     A participant may not transfer rights granted under our stock option plan other than by will, the laws of descent and distribution, or as otherwise provided under the stock option plan. As amended, the plan will provide the Board or committee with broad authority to adjust the treatment of options granted under our stock option plan if we are acquired, including causing them to accelerate and become fully exercisable, if the successor corporation does not assume them or substitute equivalent options in their place. Our Board of Directors may not amend, modify, or terminate the stock plan if the amendment, modification, or termination would impair optionees' rights unless we first obtain the prior written consent of all optionees who would be adversely affected.

2000 EMPLOYEE STOCK PURCHASE PLAN


     On May 8, 2000, our Board of Directors approved the 2000 Employee Stock Purchase Plan, the adoption of which we intend to seek at our annual general meeting on June 17, 2000. The purchase plan will terminate no later than 20 years after the Board approval. The purchase plan will provide our employees and those of our participating subsidiaries an opportunity to purchase our common stock through accumulated payroll deductions.


     A total of 1,000,000 shares of common stock will initially be reserved for issuance under the purchase plan. In addition, the purchase plan will provide for annual increases in the number of reserved shares on the first day of each calendar year in the plan's term, beginning January 1, 2001, equal to the lesser of 500,000 shares, 0.75% of the outstanding shares on the date of the annual increase, or the amount the Board determines.

     Our Board of Directors or a committee appointed by the Board will administer the purchase plan. The Board or committee will have full and exclusive authority to interpret the terms of the purchase plan. In addition, the Board will have the authority to amend or terminate the purchase plan at any time.

     Employees will be eligible to participate if they are customarily employed for at least 20 hours per week. However, an employee will not be eligible to participate if immediately after the grant of a right to purchase stock under the purchase plan, he or she would own stock with five percent or more of the total combined voting power or value of all classes of our capital stock, or if and to the extent that, his or her rights to purchase stock under all of our employee stock purchase plans accrue at a rate that exceeds $25,000 worth of stock per calendar year.

     The purchase plan will permit participants to purchase common stock though payroll deductions of up to 20% of the participant's base compensation, which will include regular straight-time gross earnings and exclude overtime, shift premiums, incentive compensation or payments, bonuses, and commissions. However, the Board or committee may set a maximum withholding percentage that is less than 20%. Employees will participate in the purchase plan by enrolling in "offering periods" of 24 months, unless determined otherwise by the plan administrator. Each offering period will include four purchase periods. We intend that the first offering period is to begin on the first trading day before the effective date of this offering. An employee may be enrolled in only one offering period at a time.

     On each purchase date, amounts that are deducted and accumulated for the participant's account will be used to purchase shares of common stock at a price of 85% of the lower of the fair market value of the common stock at the first day of the offering period and the purchase date. If the fair market value of the common stock is lower on the purchase date than it was on the first day of the offering period, then all participants in that offering period will automatically be enrolled in the offering period that begins the next trading day, and their participation in the prior offering period will be terminated. In addition, if the fair market value of the common stock drops more than 25% from one purchase date (the "benchmark date") to the next, the number of shares a participant may purchase will be limited, unless the administrator determines otherwise, to 75% of the number that could have been purchased at 85% of the higher price. This limit will remain in place until the fair market value on a purchase date has recovered to at least 75% of its level on the benchmark date.

     Participants will be able to reduce their withholding percentage, but not below one percent, at any time during an offering period and will be able to increase their withholding percentage effective the first day of each purchase period. Participants will be able to end their participation, and will be repaid their payroll deductions through that date, at any time during an offering period. Participation will end automatically upon termination of employment.

     We intend the purchase plan to qualify under Section 423 of the Internal Revenue Code, to allow favorable tax treatment of participants. In general, if a participant in a qualified employee stock purchase plan holds stock purchased under the plan for at least two years from the date he or she was granted the right to purchase the stock and at least one year after the purchase, then upon sale of the stock, (a) gain up to 15% of the value of the stock on the date the purchase right was granted is taxable as ordinary income and (b) additional gain is long-term capital gain.

     A participant will not be able to transfer rights granted under the purchase plan other than by will, the laws of descent and distribution or as otherwise provided under the purchase plan.

     The purchase plan will provide that, if we merge with or into another corporation or a sale of substantially all of our assets, a successor corporation may assume or substitute for each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase rights, the offering period then in progress will be shortened, and a new purchase date will be set.

1997 DIRECTORS' STOCK OPTION PLAN

     On January 28, 1997 our Board of Directors adopted the 1997 Directors' Stock Option Plan and our shareholders approved the adoption of the plan on August 5, 1997. The plan provides for the grant of nonstatutory stock options to non-employee directors. A total of 900,000 shares of our common stock have been reserved for issuance under the director plan.

     The 1997 Directors' Stock Option Plan provides that each non-employee director will automatically be granted an option to purchase 180,000 shares of our common stock on the date that he or she first becomes a non-employee director. In addition, each non-employee director will automatically be granted an option to purchase 36,000 shares on the date of each annual shareholders' meeting if at that time he or she will have served on the Board of Directors for at least the preceding six months. The term of each option shall not exceed ten years. Under the plan, the initial grant of 180,000 shares of common stock vests over five years with the first 20% vesting at the end of the first year and one sixtieth of the total vesting each month thereafter. Each subsequent grant of 36,000 shares begins to vest with 20% on the day that is one month after the fourth anniversary of the date of the grant and one twelfth of the total vests each month thereafter. In addition, upon a merger or the sale of substantially all of our assets, adoption of a plan of liquidation, dissolution, consolidation or reorganization all unvested options shall immediately vest and we will give each director a reasonable time thereafter to exercise his or her option. Alternatively, we may grant the director the right to exercise the option, whether or not vested, for an equivalent number of shares of the company acquiring our business by reason of such transaction.

     The exercise price of each option granted under the 1997 Directors' Stock Option Plan will be 100% of the fair market value per share of our common stock, on the date of grant. Each option will have a maximum term of 10 years, but will terminate earlier if the director ceases to be a member of the Board of Directors. The Board of Directors may amend the plan without shareholder approval unless shareholder approval is required under applicable law.

401(k) PLAN

     We sponsor a defined contribution plan intended to qualify under Section 401(k) of the Internal Revenue Code. Most employees are eligible to participate and may enter at any time during the year. Participants may make pre-tax contributions to the plan of up to the statutorily prescribed annual limit. Participants are fully vested in their contributions and the investment earnings. The plan permits us to make discretionary matching contributions. To date, we have not made matching contributions under the plan.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION ON LIABILITY


     Bermuda law permits a company to indemnify its directors and officers, except for any acts of fraud or dishonesty. We have provided in our Bye-laws that our directors and officers will be indemnified and held harmless out of our assets from and against any and all actions, costs, charges, losses, damages and expenses by reason of any act or omission in the discharge of their duty, other than in the case of fraud or dishonesty.



     Bermuda law and our Bye-laws also permit us to purchase insurance for the benefit of our directors and officers against any liability incurred by them for the failure to exercise the requisite care, diligence and skill in the exercise of their powers and the discharge of their duties, and to indemnify them in respect of any loss arising or liability incurred by them other than in respect of fraud or dishonesty. We intend to purchase such insurance prior to the completion of this offering.


     To the extent that our directors, officers and controlling persons are indemnified under the provisions contained in our Bye-laws, Bermuda law or contractual arrangements against liabilities arising under the Securities Act, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     We intend to enter into indemnification agreements with our officers and directors. To the extent permitted by law, the indemnification agreements may require us, among other things, to indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as officers or directors (other than liabilities arising from fraud or dishonesty) and to advance expenses they incurred as a result of any proceedings against them as to which they could be indemnified.

     There is currently no pending litigation or proceeding involving an officer or director that will require or permit us to provide indemnification. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

     Since January 1997, there has not been nor is there currently proposed any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $60,000 and in which any director, executive officer, holder of more than 5% of our stock or any member of his or her immediate family had or will have a direct or indirect material interest, except as noted below.

ISSUANCES OF OPTIONS AND PURCHASES OF COMMON STOCK


     From January 1, 1997 through June 5, 2000, we granted options for the purchase of and issued shares of our common stock as follows:


     - In January 1997, we granted Diosdado Banatao an option to purchase 180,000 shares at an exercise price per share of $0.05.

     - In January 1997, we granted Herbert Chang an option to purchase 180,000 shares at an exercise price per share of $0.05. In June 1997, Mr. Chang exercised all of the options.

     - In January 1998, we granted Ron Verdoorn options to purchase an aggregate of 630,000 shares at an exercise price per share of $0.25. In March 2000, Mr. Verdoorn exercised all of the options.

     - In December 1999, we granted Dr. John Cioffi options to purchase 180,000 shares at an exercise price per share of $2.00. In January 2000, Dr. Cioffi exercised all of the options.

     - In December 1999, we granted Dr. Paul Gray options to purchase 180,000 shares at an exercise price per share of $2.00. In January 2000, Dr. Gray exercised 36,000 of these options.

     - In May 2000, we granted George Hervey options to purchase 760,000 shares at an exercise price per share of $10.00.

     The exercise prices of the options represent the estimate by our Board of Directors of the fair market value of the common stock on the grant date. In establishing these prices, the Board of Directors considered many factors, including our financial condition and operating results, transactions involving the issuances of shares of our preferred stock, the senior rights and preferences accorded shares of preferred stock and the market for comparable stocks.

     Except as set forth above, none of our executive officers, directors or 5% shareholders received options to purchase or purchased our common stock during this period.

CONVERTIBLE NOTE FINANCING AND SERIES D PREFERRED STOCK

     In June 1997 we sold an aggregate of $2.2 million in convertible promissory notes and warrants to purchase 76,542 Series D preferred shares to 6 accredited investors. The exercise price for the warrants was $4.33 per share. The promissory notes were cancelled in December 1997, and the accrued indebtedness, consisting of principal and interest, was converted to Series D preferred stock at conversion price of $4.33 per share. Concurrent with the conversion of the convertible promissory notes, during the period December 1997 through February 1998 we sold additional shares of Series D preferred stock to investors at a purchase price of $4.33 per share. Set forth below is a description of the warrants and shares of Series D preferred stock issued to our officers, directors and 5% shareholders.

     - In December 1997, InveStar Burgeon Venture Capital, Inc., purchased 119,330 shares of Series D Preferred for the cancellation of $517,094.50 in accrued indebtedness under a convertible promissory note issued in June 1997, and we granted to InveStar Burgeon Venture Capital, Inc. a warrant to purchase 17,307 shares of Series D preferred stock.

     - In December 1997, InveStar Semiconductor Development Fund, Inc. purchased 469,428 shares of Series D preferred stock for $999,999 in cash and cancellation of $1,034,189 in accrued indebtedness under a convertible promissory note issued in June 1997, and we issued to InveStar Semiconductor Development Fund, Inc. a warrant to purchase 34,616 shares of Series D preferred stock.

     - In December 1997, Sehat Sutardja and Weili Dai purchased 23,078 shares of Series D preferred stock for cash.

     - In December 1997, InveStar Dayspring Venture Capital, Inc. purchased 115,385 shares of Series D preferred stock for cash.

     - In February 1998, InveStar Semiconductor Development, Inc. purchased 92,309 shares of Series D preferred stock for cash.

     - In February 1998, InveStar Dayspring Venture Capital, Inc. purchased 46,154 shares of Series D preferred stock for cash.

     - In February 1998, Forefront Venture Partners, L.P., purchased 46,154 shares of Series D preferred stock for cash.

     - In February 1998, InveStar Excelsus Venture Capital, Inc. purchased 46,154 shares of Series D preferred stock for cash.

     - In February 1998, Ron Verdoorn purchased 8,078 shares of Series D preferred stock for cash.

     All share numbers and exercise prices for common stock have been adjusted to reflect the 50% stock dividend in June 1998 and the two 100% common stock dividends approved by our shareholders on March 17, 2000. All share numbers and exercise prices for preferred stock have been adjusted to reflect the 50% stock dividend in June 1998. Although the number of shares of Series D preferred stock was not affected by the two 100% common stock dividends approved by our shareholders on March 17, 2000, as a result of the stock dividends, each share of Series D preferred stock automatically adjusted and became convertible into four shares of common stock.

     InveStar Capital, Inc. acted as placement agent for several sales of the Series D preferred stock. As consideration for such services, we paid a cash fee equal to 6% of the value of the securities placed by InveStar Capital, Inc., or approximately $141,000, and issued to InveStar Capital, Inc. warrants to purchase 10,825 shares of Series D preferred stock.

     We have entered into an investor rights agreement with each of the purchasers of our preferred stock and common stock warrant holders, including those set forth above. Under this agreement, these stockholders are entitled to registration rights with respect to their shares of common stock issuable upon conversion of the preferred stock. If we decide to register securities, the registration rights provided in the agreement permit the holders of the rights to participate in the registration. However any managing underwriter for the offering may limit the shares the holders can register. In our initial public offering the underwriters can exclude the holders from participating and have done so in this offering. In future offerings the underwriters can limit the holders participation to 25% of the securities we are offering.

DIRECTOR AFFILIATIONS

     Our director Ronald Verdoorn was employed by Seagate Technology, Inc. from May 1983 through September 1997, most recently as Executive Vice President and Chief Operating Officer of Storage Products. Seagate represented 21% of our net revenue in fiscal 1998, 43% of our net revenue in fiscal 1999 and 24% of our net revenue in fiscal 2000.

                             PRINCIPAL SHAREHOLDERS


     The following table sets forth information regarding the beneficial ownership of our common stock as of June 5, 2000, and as adjusted to reflect the sale of the shares in this offering for:


      - each person known by us to own beneficially more than 5% of our outstanding shares;

      - each director and executive officer; and

      - all directors and executive officers as a group.


     The percentage of beneficial ownership for the following table is based on 76,211,425 shares of our common stock outstanding on June 5, 2000, assuming the conversion of all outstanding shares of preferred stock into common stock. The percentage of beneficial ownership after this offering also assumes 82,211,425 shares of common stock outstanding after completion of this offering, and assumes no exercise of the underwriters' option to purchase additional shares in the offering. Unless otherwise indicated, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law.



     The number of shares beneficially owned by each shareholder is determined in accordance with the rules of the Securities and Exchange Commission and are not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes those shares of common stock that the shareholder has sole or shared voting of investment power and any shares of common stock that the shareholder has a right to acquire within 60 days after June 5, 2000 through the exercise of any option, warrant or other right. The percentage ownership of the outstanding common stock, however, is based on the assumption, expressly required by the rules of the Securities and Exchange Commission, that only the person or entity whose ownership is being reported has converted options or warrants into shares of common stock. Although the number of shares of preferred stock was not affected by the two 100% common stock dividends approved by our shareholders on March 17, 2000, as a result of the stock dividends, each share of preferred stock automatically adjusted and became convertible into four shares of common stock.


     Unless otherwise indicated, the address of each person owning more than 5% of our outstanding shares is c/o Marvell Semiconductor, Inc., 645 Almanor Avenue, Sunnyvale, CA 94086.

                                                    SHARES BENEFICIALLY     SHARES BENEFICIALLY
                                                        OWNED PRIOR                OWNED
                                                        TO OFFERING            AFTER OFFERING
                                                    --------------------    --------------------
       NAME AND ADDRESS OF BENEFICIAL OWNER           NUMBER     PERCENT      NUMBER     PERCENT
       ------------------------------------         ----------   -------    ----------   -------
EXECUTIVE OFFICERS, DIRECTORS AND 5% SHAREHOLDERS:
Entities Affiliated with InveStar Capital,
  Inc.(1).........................................   8,730,640    11.5%      8,730,640    10.6%
  3600 Pruneridge Avenue, Suite 300
  Santa Clara, CA 95051
Sehat Sutardja(2).................................  24,092,312    31.6%     24,092,312    29.3%
Weili Dai(2)......................................  24,092,312    31.6%     24,092,312    29.3%
Pantas Sutardja...................................  12,000,000    15.7%     12,000,000    14.6%
Gordon M. Steel(3)................................     480,000       *         480,000       *
George Hervey(4)..................................     760,000     1.0%        760,000       *
Diosdado P. Banatao(5)............................   6,879,208     9.0%      6,879,208     8.4%
  2800 Sand Hill Road, #250
  Menlo Park, CA 94025
Herbert Chang(1)..................................   8,730,640    11.5%      8,730,640    10.6%
  3600 Pruneridge Avenue, Suite 300
  Santa Clara, CA 95051
John M. Cioffi....................................     180,000       *         180,000       *
Paul R. Gray(6)...................................     180,000       *         180,000       *
Ron Verdoorn......................................     662,312       *         662,312       *
Executive Officers and Directors
  as a Group (9 persons)(7).......................  53,484,472    70.2%     53,484,472    65.1%

---------------
 *  Less than one percent

(1) Represents 161,539 shares of Series D Preferred Stock held by InveStar Dayspring Venture Capital, Inc., 46,154 shares of Series D Preferred Stock held by InveStar Excelsus Venture Capital (Int'l), Inc., 570,000 shares of Series C Preferred Stock, 561,737 shares of Series D Preferred Stock and a warrant to purchase 34,615 shares of Series D Preferred Stock held by InveStar Semiconductor Development Fund, Inc., 569,999 shares of Series C Preferred Stock, 119,330 shares of Series D Preferred Stock and a warrant to purchase 17,307 shares of Series D Preferred Stock held by InveStar Burgeon Venture Capital, Inc., 46,154 shares of Series D Preferred Stock held by Forefront Venture Partners L.P., and warrants to purchase 10,825 shares of Series D preferred stock issued to InveStar Capital, Inc. Herbert Chang is the President of InveStar Capital, Inc., which is the investment manager of each of InveStar Dayspring Venture Capital, Inc., InveStar Excelsus Venture Capital (Int'l), Inc., InveStar Semiconductor Development Fund, Inc., and InveStar Burgeon Venture Capital, Inc. Mr. Chang is also the managing director of Forefront Associates LLC, which is the general partner of Forefront Venture Partners, L.P. Mr. Chang disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest, if any.

(2) Dr. Sutardja and Ms. Dai are husband and wife. Includes 9,000,000 shares held by Dr. Sutardja, of which Ms. Dai may be deemed to be a beneficial owner, although Ms. Dai disclaims such beneficial ownership, 9,000,000 shares held by Ms. Dai, of which Dr. Sutardja may be deemed to be a beneficial owner, although Dr. Sutardja disclaims such beneficial ownership, 23,078 shares of Series D Preferred Stock convertible into 92,312 common shares held jointly by Dr. Sutardja and Ms. Dai, and 6,000,000 shares held by the Sutardja Family Partners of which Dr. Sutardja and Ms. Dai are the general partners. Dr. Sutardja and Ms. Dai disclaim beneficial ownership of the 6,000,000 shares held by the Sutardja Family Partners, except to the extent of their pecuniary interest, if any.

(3) Includes 240,000 shares held by each of Mr. Steel's two children. Mr. Steel disclaims beneficial ownership of the 480,000 shares held by his children, except to the extent of his pecuniary interest therein, if any. Mr. Steel's employment with us terminated in April 2000.


(4) Includes 760,000 shares subject to stock options that are currently exercisable or will become exercisable within 60 days of June 5, 2000.



(5) Includes 15,711 shares held by Mr. Banatao's minor children. Mr. Banatao may be deemed to be a beneficial owner of these shares, although Mr. Banatao disclaims such beneficial ownership. Also includes 1,680,000 shares subject to stock options that are currently exercisable or will become exercisable within 60 days after June 5, 2000.



(6) Includes 144,000 shares subject to stock options that are currently exercisable or will become exercisable within 60 days after June 5, 2000.



(7) Includes 2,584,000 shares subject to stock options that are currently exercisable or will become exercisable within 60 days after June 5, 2000.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized share capital consists of $500,000, divided into 242,000,000 shares of common stock, $0.002 par value per share, and 8,000,000 shares of preferred stock, $0.002 par value per share.

COMMON STOCK

     As of April 30, 2000, there were 76,211,425 shares of our common stock issued and outstanding, held of record by approximately 258 shareholders. The number of shares of common stock outstanding has been adjusted to reflect the conversion when this offering closes of 6,632,376 outstanding shares of preferred stock into 26,529,504 shares of common stock, at a conversion ratio of four shares of common stock for each share of preferred stock. In the event of our liquidation, dissolution or winding up, holders of common stock would be entitled to receive all of our assets, pro rata, after payment of all our debts and liabilities, and any liquidation payment that we may be required to pay to our preferred shareholders on the date of liquidation. The shares of common stock do not have preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions. The outstanding shares of common stock are, and the shares of common stock offered hereby, when issued and upon our receipt of the full purchase price therefore, will be, fully paid and nonassessable.

PREFERRED STOCK

     The Board of Directors is authorized to issue up to 8,000,000 shares of preferred stock in one or more series. The Board of Directors may, without any further approval of our shareholders:

      - fix the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, and liquidation preferences; and

      - fix the number of shares and designation of any series of preferred stock.

     Although the Board of Directors presently does not intend to do so, it could issue shares of preferred stock with voting and conversion rights which could adversely affect the voting power and other rights of the holders of common stock, including the loss of voting control to others, without obtaining further approval of our shareholders. The issuance of shares of preferred stock could delay or prevent a change in control of this company, without further action by our shareholders.

BERMUDA LAW

     We were incorporated as an exempted Bermuda company under The Companies Act, 1981 of Bermuda. This means that we are exempted from the provisions of Bermuda law which stipulate that at least 60% of our equity must be beneficially owned by Bermudians. The rights of our shareholders, including those persons who will become our shareholders in connection with this offering, are governed by Bermuda law, our Memorandum of Association and Bye-laws. The following is a summary of certain provisions of Bermuda law and our organizational documents. Because this summary does not contain all of the information set forth in the Bermuda law provisions or our organizational documents, we encourage you to read those documents.

     DIVIDENDS. Bermuda law authorizes a company to declare or pay a dividend or make a distribution out of contributed surplus, unless,

      - the company would not be able to pay its debts as they become due, or

      - the realizable value of the company's total assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

     VOTING RIGHTS. Unless otherwise provided by the Companies Act or a company's bye-laws, under Bermuda law, questions brought before a general meeting of shareholders are decided by the vote of a majority of the shareholders present at the meeting. Each shareholder has one vote, regardless of the number of shares held, unless a poll is requested. If a poll is requested, each shareholder present in person or by proxy has one vote for each share held. A poll may be requested by:

      - the chairman of the meeting,

      - at least three shareholders present in person or by proxy,

      - any shareholder or shareholders present in person or represented by proxy and holding between them not less than one-tenth of the total voting rights of all the shareholders having the right to vote, or

      - any shareholder or shareholders present in person or represented by proxy holding shares conferring the right to vote at the meeting, and the total paid up on those shares has been paid up equal to at least one-tenth of the total sum paid up on all shares conferring the right to vote at the meeting.


     At our annual general meeting on June 17, 2000, we intend to seek the approval of our shareholders of an amendment and restatement of our Bye-laws requiring two-thirds of the outstanding shares to approve amendments to the provisions of our Bye-laws.


     RIGHTS IN LIQUIDATION. Under Bermuda law, in the event of liquidation, dissolution or winding up of a company, the proceeds of such liquidation, dissolution or winding up are distributed pro rata among the holders of common stock, after satisfaction in full of all claims of creditors and subject to the preferential rights accorded to any series of preferred stock.

     MEETINGS OF SHAREHOLDERS. Under Bermuda law, a company is required to convene at least one general shareholders' meeting per calendar year. Bermuda law provides that a special general meeting must be called by the board of directors and must be called upon the request of shareholders holding not less than 10% of such of the paid-up capital of the company having the right to vote. Bermuda law also requires that shareholders be given at least five days' advance notice of a general meeting, but the accidental omission of notice to any person does not invalidate the proceedings at such meeting. Our Bye-laws require at least five days' notice be given to each shareholder of the annual general meeting and of any special general meeting.

     Under Bermuda law, the number of shareholders constituting a quorum at any general meeting of shareholders is determined by the bye-laws of the company. Our Bye-laws provide that two persons present in person and representing in person or by proxy at least 50% of the total issued voting shares constitutes a quorum.

     ACCESS TO BOOKS AND RECORDS AND DISSEMINATION OF INFORMATION. Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include:

      - our Memorandum of Association (including its objects and powers), and

      - any amendment of our Memorandum of Association.

     In addition, our shareholders have the right to inspect:

      - our Bye-laws,

      - our minutes of general meetings, and

      - our audited financial statements, which must be presented at the annual general meeting.

     Our register of shareholders is also open to inspection by our shareholders without charge and to members of the general public, upon the payment of a fee. We are required to maintain our share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside Bermuda. We are required to keep at our registered office a register of our directors and officers which is open for inspection for not less than two hours each day by members of the public without charge. However, Bermuda law does not provide a general right for shareholders to inspect or obtain copies of any other corporate records.

     ELECTION OR REMOVAL OF DIRECTORS. Under Bermuda law and our Bye-laws, directors are elected at the annual general meeting for a term of one year or until their successors are elected or appointed, unless they resign or are earlier removed.

     Under Bermuda law, unless otherwise provided in a company's bye-laws, a director may be removed at a special general meeting of shareholders specifically called for that purpose, provided that the director was served with at least 14 days' notice of the meeting. The director has a right to be heard at such meeting. Any vacancy created by the removal of a director at a special general meeting may be filled at such meeting by the election of another director in his or her place or, in the absence of any such election, by the board of directors.


     At our annual general meeting on June 17, 2000, we intend to seek the approval of our shareholders of an amendment and restatement of our Bye-laws providing for a classified Board of Directors with staggered terms and limiting the removal of directors without cause.


     AMENDMENT OF MEMORANDUM OF ASSOCIATION AND BYE-LAWS. Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders after due notice has been given. An amendment to the memorandum of association, other than an amendment which alters or reduces a company's share capital, also requires the approval of the Bermuda Minister of Finance, who may grant or withhold approval at his or her discretion. The directors may amend the bye-laws, but the amendment must be approved by the shareholders at a general meeting.

     Under Bermuda law, the holders of a total of at least 20% in par value of any class of a company's issued share capital have the right to apply to the Bermuda courts for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company's share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda courts. An application for annulment of any amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company's memorandum is passed and may be made on behalf of the persons entitled to make the application by one or more of their number as they may appoint in writing for that purpose. No such application may be made by persons voting in favor of the amendment. The Companies Act does not state the grounds on which an annulment would be applied and we can find no judicial interpretation in Bermuda in which grounds for annulment have been considered.

     APPRAISAL RIGHTS AND SHAREHOLDER SUITS. Under Bermuda law, in the event of a consolidation or amalgamation of two companies, a shareholder who is not satisfied that fair value has been offered for his or her shares may apply to the Bermuda courts to appraise the fair value of his or her shares. The amalgamation of a company with another company requires the approval of the amalgamation agreement by the board of directors and by the shareholders, and of the holders of each class of such shares.

     Class actions and derivative actions are not available to shareholders under Bermuda law except in the circumstances described below. The Bermuda courts would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong done to the company where the act complained of is alleged:

      - to be beyond the corporate power of the company,

      - to be illegal,

      - to violate the company's memorandum of association or bye-laws, or

      - to involve the fraud or dishonesty of a director or officer.

     Furthermore, consideration would be given by the Bermuda courts to acts that are alleged to constitute a fraud against the minority shareholders or, for instance where an act requires the approval of a greater percentage of the company's shareholders than those who actually approve it.

     When the affairs of a company are being conducted in a manner oppressive or prejudicial to the interests of some of the shareholders, one or more shareholders may apply to the Bermuda courts for an order to regulate the company's conduct of affairs in the future or order the purchase of the shares by any shareholder, by other shareholders or by the company.

     Claims other than those involving the fraud or dishonesty of a director or officer may be asserted against us, but not against our officers and directors because of the waiver of these claims contained in our Bye-laws. However, claims arising under United States federal securities laws may be asserted against us and our officers and directors. For a description of the risks associated with asserting claims against us or our directors and officers, see the discussion in the "Risk Factors" section of this prospectus.

WARRANTS

     We have issued the following warrants:

     - a warrant to purchase 45,000 shares of Series D preferred stock, which will be replaced with a warrant to purchase 180,000 shares of common stock at the closing of this offering;

     - a warrant to purchase 60,000 shares of common stock; and

     - warrants to purchase 68,852 shares of Series D preferred stock that expire upon the closing of this offering if not exercised.

REGISTRATION RIGHTS

     Pursuant to the terms of the Investor Rights Agreement dated September 10, 1999, with our preferred shareholders and warrant holders and their transferees receiving at least 200,000 shares, after this offering the holders of 27,044,912 shares of common stock will have rights with respect to the registration of their respective shares under the Securities Act. Under the terms of the agreement, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include their common stock in the registration. Six months following the effective date of this offering, these shareholders may also require us to file a registration statement under the Securities Act at our expense with respect to their shares of common stock, and we are required to use our best efforts to effect such registration. These shareholders have the right to request up to two such registration statements. Further, such shareholders may require us to file additional registration statements on Form S-3 or its equivalent at our expense. Each of these rights is subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in such offering under various circumstances.

ANTI-TAKEOVER PROVISIONS


     We intend to seek the approval of our shareholders at our annual general meeting on June 17, 2000, for an amendment to our Bye-laws. The amendment will implement provisions that may have


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the effect of delaying, deferring or discouraging another person from acquiring control of us. These provisions include:

     - following the completion of this offering, the approval of holders of two-thirds of the shares entitled to vote at an election of directors shall be required to adopt, amend or repeal our Bye-laws regarding the election and removal of directors;


     - following the completion of this offering, our Board of Directors will be divided into three classes, each serving staggered three-year terms, which means that only one class of directors will be elected at each annual meeting of shareholders, with the other classes continuing for the remainder of their respective terms, and directors may only be removed for cause by the holders of two-thirds of the shares entitled to vote at an election of directors; and


     - we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

TRANSFER AGENT AND REGISTRAR


     The transfer agent and registrar for our common stock is First Union National Bank.


LISTING


     Our common stock has been approved for listing for quotation on the Nasdaq National Market under the trading symbol "MRVL".


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                     CERTAIN FOREIGN ISSUER CONSIDERATIONS

     There are no limitations on the rights of foreign nationals or persons non-resident in Bermuda who own our common stock to hold or vote their shares. Because we have been designated as a non-resident for Bermuda exchange control purposes, there are no restrictions in Bermuda on our ability to transfer funds in and out of Bermuda or to pay dividends to United States residents who are holders of our common stock other than in respect of local Bermuda currency.

     In the case of an applicant acting in a special capacity such as an executor or trustee, at the request of the applicant, common stock certificates may record the capacity in which the applicant is acting. Notwithstanding the recording of any such special capacity, we are not bound to investigate or incur any responsibility in respect of the proper administration of any estate or trust. We will not take notice of any trust applicable to any of its shares whether or not we had notice of the trust.

     Under Bermuda law, we are an exempted company. This means that we are exempted from the provisions of Bermuda law that stipulate that at least 60% of the equity must be beneficially owned by Bermudians. Consents under The Exchange Control Act, 1972 of Bermuda and the regulations under that Act have been obtained for the issue and subsequent transfer of the shares of common stock offered by this prospectus to and among persons not resident in Bermuda for exchange control purposes. For exchange control purposes, persons regarded as residents of Bermuda require specific consent under The Exchange Control Act 1972 to purchase shares. The Companies Act permits companies to adopt bye-law provisions relating to the transfer of shares. There are no limitations imposed by Bermuda law, our Memorandum of Association or our Bye-laws, on the right of foreign nationals or nonresidents of Bermuda to hold or vote shares of our common stock for purposes of Section 28 of the Companies Act, which requires that a filing state the minimum subscription that needs to be raised in an offering. There is no minimum subscription which must be raised in this offering.

     As an exempted company, we may not, unless authorized by our Memorandum of Association or any other act, participate in certain business transactions, including:

      - the acquisition or holding of land in Bermuda, except as required for our business and held by way of lease or tenancy for terms of not more than 50 years;

      - the taking of mortgages on land in Bermuda; or

      - the carrying on of business of any kind in Bermuda, except in furtherance of our business carried on outside Bermuda or under a license granted by the Bermuda Minister of Finance.

     The Bermuda government actively encourages foreign investment in exempted entities which, like us, are based in Bermuda but do not operate in competition with local business. In addition to having no restrictions on the degree of foreign ownership, we are not subject to taxes on its income or dividends or to any foreign exchange controls in Bermuda. In addition, there is no capital gains tax in Bermuda, and we can accumulate, as required, without limitation.

     We have been advised by our legal advisor in Bermuda, Conyers Dill & Pearman, that the United States and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and that a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based solely on United States federal securities laws, would, therefore, not be automatically enforceable in Bermuda.

     Nevertheless, a final and conclusive judgment obtained in a state court or federal court of the United States based upon a contractual obligation under which a sum of money is payable could be enforced by an action in the Supreme Court of Bermuda, without reexamination of the merits, under the common law doctrine of obligation. A final opinion as to the availability of this remedy could only be given when the facts surrounding the judgment were known but, on general principles, we would

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expect an application to be successful on the basis of advice from our legal advisor in Bermuda, provided that the judgment:

      - was final and conclusive;

      - was not obtained by fraud;

      - was not and its enforcement would not be contrary to public policy of Bermuda;

      - was obtained in circumstances where the proceedings were not contrary to the rules of natural justice; and

      - was the subject of the correct procedures under the law of Bermuda for its enforcement.

     A Bermuda court may impose civil liability on us or our directors or officers in a suit brought in the Supreme Court of Bermuda against us or those persons with respect to a violation of United States securities law, provided that the facts surrounding the violation would constitute or give rise to a cause of action under Bermuda law.

COMPARISON OF BERMUDA AND DELAWARE LAW. The discussion that follows sets forth a comparison of various issues that affect shareholders under the law of the state of Delaware, the state most often chosen as the state of incorporation for U.S. public corporations, and Bermuda law. WE ARE INCORPORATED AS AN EXEMPTED BERMUDA COMPANY UNDER THE COMPANIES ACT, 1981 OF BERMUDA. DELAWARE LAW IS NOT APPLICABLE TO US AND IS PRESENTED HERE SOLELY TO PROVIDE A COMPARISON OF APPLICABLE BERMUDA LAW WITH THAT COMMONLY APPLICABLE TO U.S. PUBLIC CORPORATIONS.

     INTERESTED DIRECTORS. Bermuda law and our Bye-laws provide that any transaction entered into by us in which a director has an interest is not voidable by us nor can the director be liable to us for any profit realized pursuant to the transaction provided that the nature of the director's interest is disclosed at the first opportunity at a meeting of our directors, or in writing to our directors. Under Delaware law, the law applicable to many U.S. public companies, a transaction with an interested director would not be voidable if:

     - the material facts of the interested director's relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors;

     - the material facts are disclosed or are known to the stockholders entitled to vote on the transaction and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote on the matter; or

     - the transaction is fair to the corporation as of the time it is authorized, approved or ratified.

     Under Delaware law, the interested director could be held liable for a transaction in which the director derived an improper personal benefit.

     MERGERS AND SIMILAR ARRANGEMENTS. We may acquire the business of another Bermuda exempted company or a company incorporated outside Bermuda when the business acquired is within the business purpose set forth in our Memorandum of Association. We may, with the approval of a majority of votes cast at a general meeting of our shareholders at which a quorum is present, amalgamate with another Bermuda company or with a company incorporated outside Bermuda. In the case of an amalgamation, a shareholder may apply to a Bermuda court for a proper valuation of the shareholder's shares if the shareholder is not satisfied that a fair value has been paid for his or her shares. The Bermuda court ordinarily would not disapprove the transaction on the ground that fair value was not paid absent evidence of fraud or bad faith. Under Delaware law, the law applicable to many U.S. public companies, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote on the matter. Under Delaware law, a stockholder of a corporation participating in defined major corporate transactions may be entitled to appraisal rights

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pursuant to which the stockholder may seek to receive cash in the amount of the fair value of the shares held by the stockholder, as determined by a court, instead of the consideration the stockholder would otherwise receive in the transaction.

     TAKEOVERS. Bermuda law provides that where an offer is made for shares of a company and, within four months of the offer, the holders of not less than 90% of the shares which are the subject of the offer accept, the offeror may by notice require the nontendering shareholders to transfer their shares on the terms of the offer. Dissenting shareholders may apply to the Bermuda court within one month of the notice objecting to the transfer. The burden is on the dissenting shareholders to show that the court should exercise its discretion to enjoin the required transfer, which a court will be unlikely to do unless there is evidence of fraud or bad faith or collusion between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders. Delaware law, the law applicable to many U.S. public companies, provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90% of each class of capital stock. Upon that merger, dissenting stockholders of the subsidiary would have appraisal rights.


     SHAREHOLDER'S SUIT. The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders under legislation or judicial precedent in many United States jurisdictions. Class actions and derivative actions are available to shareholders under the laws of Bermuda only in limited circumstances. However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in our name to remedy a wrong done to us where the act complained of is alleged to be beyond our corporate power or is illegal or would result in the violation of our Memorandum of Association or Bye-laws. Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of the our shareholders than actually approved it. The winning party in that action generally would be able to recover a portion of its attorneys' fees incurred in connection with the action. Our Bye-laws provide that shareholders waive all claims or rights of action that they might have, individually or in our right, against any director or officer for any act or failure to act in the performance of that director's or officer's duties, except with respect to any fraud or dishonesty of that director or officer. We recently amended our Bye-laws to provide that the waiver is not applicable to claims arising under United States federal securities laws. The amendment will be submitted for shareholder approval on June 17, 2000. Class actions and derivative actions are available to stockholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In these actions, the court has discretion to permit the winning party to recover attorneys' fees incurred in connection with the action.


     INDEMNIFICATION OF DIRECTORS. We may indemnify our directors or officers in their capacity as such in respect of their loss or liability for any negligence, default, breach of duty or breach of trust to us other than for his or her own fraud or dishonesty. Under Delaware law, the law applicable to many U.S. public companies, a corporation may indemnify a director or officer of the corporation against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if:

     - the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and

     - with respect to any criminal action or proceeding, the director or officer had no reasonable cause to believe his or her conduct was unlawful.

     INSPECTION OF CORPORATE RECORDS. Members of the general public have the right to inspect our public documents available at the office of the Registrar of Companies in Bermuda, which will include our Memorandum of Association, and any alteration to our Memorandum of Association and documents relating to any increase or reduction of our authorized capital. Our shareholders have the additional right to inspect our Bye-laws, minutes of general meetings and audited financial statements,
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which must be presented to the annual general meeting of shareholders. The register of our shareholders is also open to inspection by shareholders without charge, and to members of the public for a fee. We are required to maintain our share register in Bermuda but may establish a branch register outside Bermuda. We are required to keep at our registered office a register of our directors and officers which is open for inspection by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records. Delaware law permits any shareholder to inspect or obtain copies of a corporation's shareholder list and its other books and records for any purpose reasonably related to the person's interest as a shareholder.

                            TAXATION OF SHAREHOLDERS

BERMUDA TAX CONSIDERATIONS

     In the opinion of Conyers Dill & Pearman, our special Bermuda counsel, under current Bermuda law, no income, withholding or other taxes or stamp or other duties will be imposed upon the issue, transfer or sale of our common stock or on any payments on the common stock. Furthermore, we have obtained from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966, as amended, an undertaking that, in the event that Bermuda enacts any legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of such tax will not be applicable to us or to any of our operations, or our shares, capital or common stock, until March 28, 2016. The undertaking does not, however, prevent the imposition of property taxes on any company owning real property or leasehold interests in Bermuda.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     In the opinion of Fenwick & West LLP, our special United States federal income tax counsel, the following states the material United States federal income tax law that applies to the ownership and disposition of our common stock by prospective United States Holders, as defined below, as of the date of this prospectus. This summary deals only with common stock that is held as a capital asset within the meaning of Section 1221 of the Internal Revenue Code by a United States Holder, and does not address tax considerations applicable to United States Holders that are subject to special tax rules, such as dealers or traders in securities, financial institutions, insurance companies, tax-exempt entities, United States Holders subject to alternative minimum tax, United States Holders that hold common stock as part of a straddle, conversion transaction, constructive sale or other arrangement involving more than one position, United States Holders that have a principal place of business or tax home outside the United States or United States Holders whose functional currency is not the United States dollar. This summary does not address the tax consequences under state, local, estate, or other national, for example, non-United States, tax laws. In addition, the summary does not address the tax consequences to the United States Holders that own, or are deemed for United States federal income tax purposes to own, pursuant to complex attribution and constructive ownership rules, 10% or more of our voting stock or that of any of our non-United States subsidiaries. We refer to these persons as 10% Shareholders.

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     The discussion below is based upon United States federal income tax law and administrative practice as of the date of this prospectus; future legislation, regulations, administrative interpretations, or court decisions could change such laws either prospectively or retroactively, so as to result in United
States federal income tax consequences different from those discussed below.

     PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF AN INVESTMENT IN THE COMMON STOCK, INCLUDING THE APPLICATION TO THEIR PARTICULAR SITUATIONS OF THE TAX CONSIDERATIONS DISCUSSED BELOW, AS WELL AS THE APPLICATION OF STATE, LOCAL, ESTATE, FOREIGN OR OTHER FEDERAL TAX LAWS.

     As used herein in this discussion, a United States Holder of common stock means a holder that is:

     - a citizen or resident of the United States;

     - a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof;

     - an estate the income of which is subject to United States federal income taxation regardless of its source; or

     - a trust which is subject to the supervision of a court within the United States and the control of a United States person as described in Section 7701(a)(30) of the Internal Revenue Code.

TAXATION OF DISTRIBUTIONS


     Subject to the passive foreign investment company, or PFIC, rules described below, to the extent paid out of current or accumulated earnings and profits, as determined under United States federal income tax principles, a distribution made with respect to our common stock will be includible for United States federal income tax purposes in the gross income of a United States Holder as ordinary income. These dividends will not be eligible for the dividends received deduction allowed to corporations under Section 243 of the Internal Revenue Code. To the extent that the amount of any distribution exceeds our earnings and profits, the distribution will first be treated as a tax-free return of capital to the extent of the United States Holder's adjusted tax basis in the common stock, and thereafter as capital gain. We do not anticipate paying cash dividends in the foreseeable future. See "Dividend Policy". For so long as we are a "United States-owned foreign corporation," distributions with respect to our common stock that are taxable as dividends will be treated with respect to most investors, including individual investors, for United States foreign tax credit purposes as foreign source "passive income," though treatment of corporations will vary depending on their circumstances. In addition, if 50% or more of our voting power or value is owned, directly or indirectly, by United States holders, then a portion of our distributions with respect to our common stock that are taxable as dividends would, subject to a de minimis exception, be characterized as United States source income for U.S., foreign tax credit purposes in the same ratio as our earnings and profits that are U.S. source bears to our total earnings and profits.


TAXATION OF CAPITAL GAINS

     Subject to the PFIC rules described below, for United States federal income tax purposes, a United States Holder will recognize gain or loss on any sale or other disposition of common stock in an amount equal to the difference between the amount realized for the common stock and the United States Holder's adjusted tax basis in the common stock. The gain or loss will be capital gain or loss. Capital gain of individuals derived with respect to capital assets held for more than one year is eligible for reduced rates of taxation. The deductibility of capital losses is subject to the normal limitations on capital losses applicable to U.S. taxpayers. Except in limited circumstances, any gain or loss recognized by a United States Holder will be treated as United States source.

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PASSIVE FOREIGN INVESTMENT COMPANY (PFIC)

     We believe that we are not a PFIC and do not expect to become a PFIC in the future for United States federal income tax purposes, although there can be no assurance in this regard. Our conclusion is a factual determination made annually and thus is subject to change.

     We will be classified as a PFIC with respect to a United States Holder if, for any taxable year in which the United States Holder held common stock, either:

     - at least 75% of our gross income for the taxable year is passive income;
       or

     - at least 50% of the average percentage of our assets by value produce or are held for the production of passive income.

     For this purpose, passive income includes dividends, interest, royalties, rents, other than rents and royalties derived in the active conduct of a trade or business, annuities and gains from assets that produce passive income other than sales of inventory. Certain exceptions may apply. If we own, directly or indirectly, at least 25% by value of the stock of another corporation, we will be treated for purposes of the PFIC tests as owning our proportionate share of the assets of the other corporation, and as receiving directly our proportionate share of the other corporation's income. If we are classified as a PFIC in any year with respect to which a United States person is a shareholder, we will continue to be treated as a PFIC with respect to such shareholder in all succeeding years, regardless of whether we continue to meet the income or asset test described above, subject to possible shareholder elections that may apply.

     If we were to be classified as a PFIC, the United States federal income tax consequences to a United States Holder with respect to our common stock would change significantly from the consequences presented in this discussion. For example, special rules would apply to direct and defined classes of indirect United States Holders upon disposition of the common stock, receipt of an excess distribution, as defined in Section 1291(b) of the Internal Revenue Code, specified nonrecognition transactions, or use of our common stock as security for a loan. Those United States Holders could be subject to tax as if the gain or distribution were ordinary income earned ratably over the holding period for the common stock, including an interest charge on the deferred tax, and other adverse tax consequences. Alternatively, a United States Holder of stock in a PFIC that is treated as marketable stock may make a mark-to-market election. If a United States Holder were to make a timely filed mark-to-market election with respect to our common stock owned, or treated as owned, at the close of the United States Holder's taxable year, the United States Holder would include as ordinary income in that taxable year any excess of the fair market value of the United States Holder's common stock as of the close of such year over its adjusted basis. The United States Holder would be allowed a deduction for such taxable year in the amount of any excess of the adjusted basis of the United States Holder's common stock over its fair market value at the close of the taxable year, limited to the amount of the net mark-to-market gains previously included by the United States Holder in income. The electing United States Holder's basis in the stock would be adjusted to reflect any such income or loss amounts. Any gain or loss on the sale of the common stock would be ordinary income or loss, except that any loss will be ordinary loss only to the extent of the previously included net mark-to-market gain. If the United States Holder were to make a timely qualified electing fund election, the rules described above would not apply. If a qualified electing fund election were made, the United States Holder would be currently taxable on the United States Holder's pro rata share of our ordinary earnings and profits and net capital gains, regardless of whether or not distributions were received. The United States Holder's basis in the common stock would be increased to reflect taxed but undistributed income. Distributions of income that had previously been taxed would result in a corresponding reduction of basis in the common stock and would not be taxed again as a distribution to the United States Holder. If we are treated as a PFIC, we intend to notify United States Holders and to provide to United States Holders such information as may be required to make a qualified electing fund election effective.

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     A United States Holder who owns our common stock during any year that we are a PFIC must file IRS Form 8621. United States Holders should consult their tax advisors concerning the United States federal income tax consequences of holding our common stock if we are a PFIC, including the advisability and availability of making any of the foregoing elections.

FOREIGN PERSONAL HOLDING COMPANY

     A foreign corporation is a foreign personal holding company if at least 60% of its gross income for the taxable year is foreign personal holding company income, and if at any time during the taxable year more than 50% of the stock by vote or by value is owned, directly or indirectly, by or for not more than five individuals who are citizens or residents of the United States. We refer to such individuals as a United States Group. In some situations, the minimum percentage of foreign personal holding company income is 50%, rather than 60%. Foreign personal holding company income includes specific defined classes of passive income. Foreign personal holding companies are defined to exclude a number of specific classes of foreign corporations. If we or one of our non-United States subsidiaries were classified as a foreign personal holding company, then United States Holders including defined classes of indirect holders who owned common stock on the last day of the taxable year when the United States Group existed, would be taxed upon their pro rata shares of the undistributed foreign personal holding company income of Marvell or our non-United States subsidiaries. Information statements would be required on the returns of such United States Holders who owned 5% or more of the value of the stock on the last day on which the United States Group existed. If we or one of our non-United States subsidiaries were a foreign personal holding company and the United States Holders described above were required to include a dividend amount in their United States federal taxable income, adjustments would need to be made to our or our non-United States subsidiary's accumulated earnings and profits and paid in surplus, and to such United States Holders' respective bases in their common stock. In addition, United States Holders who acquire their common stock from decedents would not receive a stepped-up basis in that common stock. Instead, those United States Holders would have a tax basis equal to the lower of the fair market value of that common stock or the decedent's basis. We have no basis to believe at this time that the shareholder test will be met for any taxable year beginning after the offering. We intend to manage our affairs so as to minimize having income imputed to our United States Holders under these rules, to the extent such management of our affairs in this manner is consistent with our business goals, although there can be no assurance in this regard.

PERSONAL HOLDING COMPANY

     A corporation classified as a personal holding company is subject to a 39.6% tax on its undistributed personal holding company income. Foreign corporations determine their liability for personal holding company tax by considering only (1) gross income derived from United States sources and (2) gross income that is effectively connected with a United States trade or business. A corporation will be classified as a personal holding company if (1) at any time during the last half of the corporation's taxable year, five or fewer individuals own more than 50% of the corporation's stock, by value, directly or indirectly and (2) the corporation receives at least 60% of its adjusted ordinary gross income from passive sources. However, if a corporation is a foreign personal holding company or a PFIC, it cannot be a personal holding company. We have no basis to believe at this time that we could meet the personal holding company shareholder test in a given taxable year beginning after the offering. We intend to manage our affairs so as to attempt to avoid or minimize the imposition of the personal holding company tax, to the extent management of our affairs in this manner is consistent with our business goals, although there can be no assurance in this regard.

CONTROLLED FOREIGN CORPORATIONS

     If 10% Shareholders own, in the aggregate, more than 50%, measured by voting power or value, of our shares or any of our non-United States corporate subsidiaries, directly, indirectly, or by

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attribution, we or any such non-United States subsidiary would be a controlled foreign corporation. If characterized as controlled foreign corporations, then a portion of our undistributed income and that of our non-United States subsidiaries may be includible in the taxable income of 10% Shareholders of those entities. If a 10% Shareholder has reported inclusions in income from a controlled foreign corporation, the 10% Shareholder may not have to include previously taxed amounts in income again upon distribution. We and our non-United States subsidiaries may be controlled foreign corporations or may become controlled foreign corporations in the future. If we or one of our non-United States subsidiaries is or becomes a controlled foreign corporation, the United States federal income tax consequences to a United States Holder who is a 10% Shareholder of owning or disposing of shares in such corporations change significantly from the consequences presented in this section.

TAXATION OF NON-UNITED STATES HOLDERS

     For United States federal income tax purposes, a non-United States Holder will not be subject to tax or withholding on distributions made with respect to, and gains realized from the disposition of, our common stock unless such distributions and gains are effectively connected with the holder's conduct of a trade or business in the United States, or, in the case of gains, if the holder is an individual, the holder is present in the United States for 183 days in the taxable year of the sale and other conditions exist.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     UNITED STATES HOLDERS. Information reporting requirements will apply to dividends in respect of our common stock or the proceeds received on the sale, exchange, or redemption of the common stock paid within the United States, and in some cases, outside of the United States, to United States Holders other than exempt recipients, such as corporations, and a 31% backup withholding may apply to those amounts if the United States Holder fails to provide an accurate taxpayer identification number or to report dividends required to be shown on its United States federal income tax returns. The amount of any backup withholding from a payment to a United States Holder will be allowable as a credit against the United States Holder's United States federal income tax liability, provided that the required information or appropriate claim for refund is furnished to the IRS.

     NON-UNITED STATES HOLDERS. Under current law, United States information reporting requirements and backup withholding will not apply to dividends paid to a non-United States Holder at an address outside the United States unless the payer has knowledge that the payee is a United States person. However, under recently finalized United States Treasury regulations effective for payments made after December 31, 2000, a non-United States Holder will be subject to backup withholding unless applicable certification requirements are met.

     Information reporting and backup withholding will not apply to a payment of the proceeds of a sale of our common stock effected outside the United States by a foreign office for a non-United States Holder. However, payment of the proceeds of a sale of our common stock through a United States office of a broker is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-United States Holder and the payer does not have actual knowledge that the beneficial owner is a United States person or the holder otherwise establishes an exemption.

     The amount of any backup withholding from a payment to a non-United States Holder will be allowable as a credit against such non-United States Holder's United States federal income tax liability, provided that the required information or appropriate claim for refund is furnished to the IRS.

     Holders should consult their tax advisors regarding the application of information reporting and backup withholding to their particular situations, the availability of an exemption from reporting and withholding requirements, and the procedure for obtaining an exemption, if available.

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                        SHARES ELIGIBLE FOR FUTURE SALE

     The sale of a substantial amount of our common stock, including shares issued upon exercise of outstanding options and warrants, in the public market after this offering could adversely affect the prevailing market price of our common stock.

     Upon completion of this offering, we will have outstanding an aggregate of 82,211,425 shares of our common stock, based on shares of common stock outstanding as of April 30, 2000. Of these shares, all of the 6,000,000 shares of our common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 of the Securities Act. The remaining 76,211,425 shares of common stock held by existing shareholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are summarized below. Of the remaining shares of common stock that constitute restricted securities, 72,112,617 shares held by existing shareholders are subject to contractual restrictions on resale as described more fully under the heading "Underwriting".


     Upon the expiration of the contractual restrictions on resale described under the heading "Underwriting" and subject to the provisions of Rule 144 and Rule 701, approximately 78,184,042 shares of common stock, assuming the exercise of outstanding warrants and all outstanding vested stock options, will be available for sale in the public market 180 days after the date of this prospectus. The sale of these shares is subject, in the case of shares held by affiliates, to the volume restrictions contained in Rule 144.


RULE 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year from the later of the date those shares of common stock were acquired from us or from an affiliate of ours would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

          (1) one percent of the number of shares of common stock then outstanding, which will equal approximately 822,000 shares immediately after this offering; or

          (2) the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale of any shares of common stock.

     The sales of any shares of common stock under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Affiliates may sell shares not constituting restricted securities in accordance with the foregoing volume limitations and other restrictions, but without regard to the one-year holding period.

RULE 144(k)

     In addition, under Rule 144(k), a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years from the later of the date such shares of common stock were acquired from us or from an affiliate of ours is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted pursuant to the lock-up agreements or otherwise, those shares may be sold immediately upon the completion of this offering.

RULE 701

     Each of our employees, consultants or advisors who purchased shares from us in connection with a compensatory stock plan or other written agreement under Rule 701 of the Securities Act is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

REGISTRATION RIGHTS

     Immediately after the completion of this offering, in accordance with an Investor Rights Agreement dated September 10, 1999, shareholders and warrantholders beneficially owning 27,044,912 shares of our common stock will have rights with respect to the registration of their shares under the Securities Act. Under the terms of the agreement, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include their common stock in the registration. Six months following the effective date of this offering, these shareholders may also require us to file a registration statement under the Securities Act at our expense with respect to their shares of common stock, and we are required to use our best efforts to effect such registration. These shareholders have the right to request up to two such registration statements. Further, such shareholders may require us to file additional registration statements on Form S-3 or its equivalent at our expense. Each of these rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in such offering under various circumstances.

STOCK OPTIONS

     At April 30, 2000, options to purchase 11,492,809 shares of our common stock were outstanding under our stock option plans. Shortly after the effective date of this offering, we expect to file a registration statement under the Securities Act covering 16,718,079 shares of common stock reserved for issuance under our stock option plans. Accordingly, shares of our common stock issued under these plans will be eligible for sale in the public markets, subject to vesting restrictions and the 180 day lock-up agreements.

                                  UNDERWRITING


     Marvell and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Lehman Brothers Inc. and J.P. Morgan Securities Inc. are the representatives of the underwriters.



                        Underwriters                          Number of Shares
                        ------------                          ----------------
Goldman, Sachs & Co. .......................................
Lehman Brothers Inc. .......................................
J.P. Morgan Securities Inc. ................................

                                                                 ---------
          Total.............................................     6,000,000
                                                                 =========


     If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 900,000 shares from Marvell to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Marvell. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 900,000 additional shares.

                                Paid by Marvell

                                                        No Exercise    Full Exercise
                                                        -----------    -------------
Per Share.............................................   $               $
Total.................................................   $               $


     Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount
of up to $     per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to
certain other brokers or dealers at a discount of up to $     per share from the
initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.


     Marvell, its directors, officers, employees, and shareholders have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of the common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. The agreement does not apply to any existing employee benefit plans. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

     Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among Marvell and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be Marvell's historical performance, estimates of the business potential and earnings prospects of Marvell, an assessment of Marvell's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

     Marvell's common stock has been approved for listing on the Nasdaq National Market under the symbol "MRVL".


     At Marvell's request, the underwriters have reserved up to 420,000 shares of common stock for sale at the initial public offering price to employees and other persons with preexisting strategic or other relationships with Marvell through a directed share program. The number of shares of common stock available for sale to the general public will be reduced to the extent that these persons purchase these reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

     In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

     The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

     Marvell estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1,525,000.

     Marvell has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

                            VALIDITY OF COMMON STOCK

     Conyers Dill & Pearson, Bermuda, will pass upon the validity of the issuance of the shares of common stock offered by this prospectus for us. Appleby, Spurling & Kempe, Bermuda, will pass upon the validity of the issuance of the shares of common stock for the underwriters. Certain legal matters in connection with this offering will be passed for us by Gibson, Dunn & Crutcher LLP, San Francisco, California. The underwriters are being represented as to U.S. legal matters by Sullivan & Cromwell, Los Angeles, California.

                                    EXPERTS

     The financial statements as of January 31, 2000 and 1999 and for each of the three years in the period ended January 31, 2000 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. Any statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved, and each statement in this prospectus shall be deemed qualified in its entirety by this reference. You may read and copy all or any portion of the registration statement or any reports, statements or other information in the files at the following public reference facilities of the SEC:

Washington, D.C.              New York, New York            Chicago, Illinois
Room 1024                     Seven World Trade Center      500 West Madison Street
450 Fifth Street, N.W.        Suite 1300                    Suite 1400
Washington, D.C., 20549       New York, New York 10048      Chicago, Illinois 60661

     You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Our filings, including the registration statement, will also be available to you on the Internet web site maintained by the SEC at http://www.sec.gov.

     We intend to furnish our shareholders with annual reports containing financial statements audited by our independent auditors, and make available to our shareholders quarterly reports for the first three quarters of each year containing unaudited interim financial statements.

                         MARVELL TECHNOLOGY GROUP LTD.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Operations.......................  F-4
Consolidated Statements of Shareholders' Equity (Deficit)...  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Marvell Technology Group Ltd.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Marvell Technology Group Ltd. and its subsidiaries as of January 31, 1999 and 2000, and the results of its operations and its cash flows for the three years in the period ended January 31, 2000, in conformity with accounting principles generally accepted in the United States. These consolidated financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP

San Jose, California
March 3, 2000 except for Note 11,
which is as of May 8, 2000

                         MARVELL TECHNOLOGY GROUP LTD.

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                PRO FORMA
                                                                JANUARY 31,                   SHAREHOLDERS'
                                                            -------------------   APRIL 30,     EQUITY AT
                                                              1999       2000       2000      APRIL 30, 2000
                                                            --------   --------   ---------   --------------
                                                                                         (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents...............................  $  5,515   $ 16,600   $ 15,703
  Restricted cash.........................................        --         --      3,022
  Accounts receivable, net of allowance for doubtful
    accounts of $100, $100 and $100 (unaudited)...........     5,497     14,701     12,873
  Inventory, net..........................................     2,315      4,830     12,150
  Prepaid expenses and other current assets...............       188      1,195      2,716
  Deferred income taxes...................................       842      1,456      1,456
                                                            --------   --------   --------
         Total current assets.............................    14,357     38,782     47,920
Property and equipment, net...............................     2,081      7,413      9,316
Other noncurrent assets...................................       125        305        306
                                                            --------   --------   --------
         Total assets.....................................  $ 16,563   $ 46,500   $ 57,542
                                                            ========   ========   ========
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Notes payable to bank...................................  $    649   $     --   $     --
  Accounts payable........................................     3,735      5,698     10,105
  Accrued liabilities.....................................     1,432      3,050      3,163
  Accrued employee compensation...........................       476      1,474      1,627
  Income taxes payable....................................     1,189      5,875      6,420
  Deferred revenue........................................        --         --        108
  Capital lease obligations...............................        11         74         64
                                                            --------   --------   --------
         Total current liabilities........................     7,492     16,171     21,487
Notes payable to bank.....................................       888         --         --
Capital lease obligations, less current portion...........         9         36         26
                                                            --------   --------   --------
         Total liabilities................................     8,389     16,207     21,513
                                                            --------   --------   --------
Commitments (Note 9)
Mandatorily redeemable convertible preferred stock, $0.002
  par value; 8,000,000 shares authorized, 5,880,598,
  6,609,875 and 6,632,376 (unaudited) shares issued and
  outstanding actual; 8,000,000 shares authorized and none
  issued and outstanding pro forma (unaudited)............    17,524     22,353     22,451
Shareholders' equity (deficit):
  Common stock, $0.002 par value; 242,000,000 shares
    authorized; 44,545,584, 48,931,560 and 49,681,921
    (unaudited) shares issued and outstanding; 242,000,000
    shares authorized, 76,211,425 shares issued and
    outstanding pro forma (unaudited).....................        89         98         99       $    152
  Additional paid-in capital..............................     1,692     17,580     24,649         47,047
  Deferred stock-based compensation.......................      (220)   (11,897)   (15,397)       (15,397)
  Retained earnings (accumulated deficit).................   (10,911)     2,159      4,227          4,227
                                                            --------   --------   --------       --------
         Total shareholders' equity (deficit).............    (9,350)     7,940     13,578       $ 36,029
                                                            --------   --------   --------       ========
         Total liabilities and shareholders' equity.......  $ 16,563   $ 46,500   $ 57,542
                                                            ========   ========   ========

     The accompanying notes are an integral part of these Consolidated Financial Statements.

                         MARVELL TECHNOLOGY GROUP LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                               THREE MONTHS
                                                 YEARS ENDED JANUARY 31,      ENDED APRIL 30,
                                               ---------------------------   -----------------
                                                1998      1999      2000      1999      2000
                                               -------   -------   -------   -------   -------
                                                                                (UNAUDITED)
Net revenue..................................  $   625   $21,253   $81,375   $14,056   $29,664
Costs and expenses:
  Cost of product revenue(1).................      312    10,103    33,773     6,195    13,180
  Research and development(2)................    5,018     5,837    14,452     2,422     6,118
  Marketing and selling(3)...................    1,671     4,631    10,436     1,961     4,084
  General and administrative(4)..............    1,028     1,190     3,443       651     1,504
  Amortization of stock compensation.........       --        42     2,175        80     2,261
                                               -------   -------   -------   -------   -------
          Total costs and expenses...........    8,029    21,803    64,279    11,309    27,147
                                               -------   -------   -------   -------   -------
Operating income (loss)......................   (7,404)     (550)   17,096     2,747     2,517
Interest income..............................      170       175       486        52       242
Interest expense.............................     (164)     (101)     (156)      (29)       (2)
                                               -------   -------   -------   -------   -------
Income (loss) before income taxes............   (7,398)     (476)   17,426     2,770     2,757
Provision for income taxes...................       46       483     4,356       692       689
                                               -------   -------   -------   -------   -------
Net income (loss)............................  $(7,444)  $  (959)  $13,070   $ 2,078   $ 2,068
                                               =======   =======   =======   =======   =======
Net income (loss) per share:
  Basic net income (loss) per share..........  $ (0.24)  $ (0.03)  $  0.32   $  0.06   $  0.04
                                               =======   =======   =======   =======   =======
  Diluted net income (loss) per share........  $ (0.24)  $ (0.03)  $  0.16   $  0.03   $  0.02
                                               =======   =======   =======   =======   =======
  Weighted average shares -- basic...........   30,436    32,470    41,094    37,135    46,493
                                               =======   =======   =======   =======   =======
  Weighted average shares -- diluted.........   30,436    32,470    81,545    78,538    84,796
                                               =======   =======   =======   =======   =======
Pro forma net income per share:
  Pro forma basic net income per share
     (unaudited).............................                      $  0.20             $  0.03
                                                                   =======             =======
  Pro forma diluted net income per share
     (unaudited).............................                      $  0.16             $  0.02
                                                                   =======             =======
  Weighted average shares -- basic
     (unaudited).............................                       66,157              72,978
                                                                   =======             =======
  Weighted average shares -- diluted
     (unaudited).............................                       81,545              84,796
                                                                   =======             =======

---------------

(1) Excludes amortization of stock compensation of $0, $0, $11, $4 and $114.



(2) Excludes amortization of stock compensation of $0, $27, $1,373, $50 and $922.



(3) Excludes amortization of stock compensation of $0, $4, $211, $14 and $1,094.



(4) Excludes amortization of stock compensation of $0, $11, $580, $12 and $131.


  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                         MARVELL TECHNOLOGY GROUP LTD.

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                          COMMON STOCK       ADDITIONAL     DEFERRED     RETAINED
                                       -------------------    PAID-IN     STOCK-BASED    EARNINGS
                                         SHARES     AMOUNT    CAPITAL     COMPENSATION   (DEFICIT)    TOTAL
                                       ----------   ------   ----------   ------------   ---------   -------
Balance at January 31, 1997..........  37,646,000    $75      $   144       $     --     $ (2,508)   $(2,289)
Common Stock options exercised.......   1,788,000      4           67             --           --         71
Issuance of warrants in connection
  with Series D Mandatorily
  Redeemable Convertible Preferred
  Stock..............................          --     --           84             --           --         84
Net loss.............................          --     --           --             --       (7,444)    (7,444)
                                       ----------    ---      -------       --------     --------    -------
Balance at January 31, 1998..........  39,434,000     79          295             --       (9,952)    (9,578)
Common Stock options exercised.......   5,486,592     11        1,081             --           --      1,092
Common Stock repurchased.............    (375,008)    (1)         (12)            --           --        (13)
Issuance of warrants in connection
  with Series D Mandatorily
  Redeemable Convertible Preferred
  Stock..............................          --     --           66             --           --         66
Deferred stock-based compensation....          --     --          262           (262)          --         --
Amortization of deferred stock-based
  compensation.......................          --     --           --             42           --         42
Net loss.............................          --     --           --             --         (959)      (959)
                                       ----------    ---      -------       --------     --------    -------
Balance at January 31, 1999..........  44,545,584     89        1,692           (220)     (10,911)    (9,350)
Common stock options exercised.......   4,437,376      9        2,070             --           --      2,079
Common stock repurchased.............     (51,400)    --          (34)            --           --        (34)
Deferred stock-based compensation....          --     --       13,852        (13,852)          --         --
Amortization of deferred stock-based
  compensation.......................          --     --           --          2,175           --      2,175
Net income...........................          --     --           --             --       13,070     13,070
                                       ----------    ---      -------       --------     --------    -------
Balance at January 31, 2000..........  48,931,560     98       17,580        (11,897)       2,159      7,940
Common stock options exercised
  (unaudited)........................   1,906,361      2        1,683             --           --      1,685
Common stock repurchased
  (unaudited)........................  (1,156,000)    (1)        (375)            --           --       (376)
Deferred stock-based compensation
  (unaudited)........................          --     --        5,761         (5,761)          --         --
Amortization of deferred stock-based
  compensation (unaudited)...........          --     --           --          2,261           --      2,261
Net income (unaudited)...............          --     --           --             --        2,068      2,068
                                       ----------    ---      -------       --------     --------    -------
Balance at April 30, 2000
  (unaudited)........................  49,681,921    $99      $24,649       $(15,397)    $  4,227    $13,578
                                       ==========    ===      =======       ========     ========    =======

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                         MARVELL TECHNOLOGY GROUP LTD.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                                THREE MONTHS
                                               YEARS ENDED JANUARY 31,        ENDED APRIL 30,
                                            -----------------------------    ------------------
                                             1998       1999       2000       1999       2000
                                            -------    -------    -------    -------    -------
                                                                                (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).......................  $(7,444)   $  (959)   $13,070    $ 2,078    $ 2,068
  Adjustments to reconcile net income
    (loss) to net cash provided by (used
    in) operating activities:
    Depreciation and amortization.........      354        701      1,652        273        822
    Amortization of deferred stock
       compensation.......................       --         42      2,175         80      2,261
    Changes in assets and liabilities:
       Accounts receivable................      (99)    (5,398)    (9,204)      (541)     1,828
       Inventory..........................     (265)    (2,050)    (2,515)      (511)    (7,320)
       Prepaid expenses and other
         assets...........................      (34)      (228)    (1,187)       (83)    (1,522)
       Accounts payable...................      252      3,264      1,963     (1,019)     4,407
       Accrued liabilities................      241      1,089      1,618        272        113
       Accrued compensation costs.........      136        296        998        138        153
       Income taxes payable...............      347        770      4,686        636        545
       Deferred revenue...................       --         --         --         --        108
       Deferred income taxes..............     (317)      (453)      (614)        --         --
                                            -------    -------    -------    -------    -------
         Net cash provided by (used in)
           operating activities...........   (6,829)    (2,926)    12,642      1,323      3,463
                                            -------    -------    -------    -------    -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Increase in restricted cash.............       --         --         --         --     (3,022)
  Cash used in purchase of property and
    equipment.............................   (1,026)    (1,564)    (6,808)      (896)    (2,725)
                                            -------    -------    -------    -------    -------
         Net cash used in investing
           activities.....................   (1,026)    (1,564)    (6,808)      (896)    (5,747)
                                            -------    -------    -------    -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from the issuance of
    convertible preferred stock, net......    6,373      4,125      4,829        990         98
  Proceeds from the issuance of common
    stock, net............................       71      1,079      2,045        389      1,309
  Principal payments of capital lease
    obligations and notes payable to
    bank..................................      (45)      (211)    (3,579)      (165)       (20)
  Proceeds from borrowings on notes
    payable to bank.......................       --      1,705      1,956         --         --
                                            -------    -------    -------    -------    -------
         Net cash provided by financing
           activities.....................    6,399      6,698      5,251      1,214      1,387
                                            -------    -------    -------    -------    -------
Net increase (decrease) in cash and cash
  equivalents.............................   (1,456)     2,208     11,085      1,641       (897)
Cash and cash equivalents at beginning of
  period..................................    4,763      3,307      5,515      5,515     16,600
                                            -------    -------    -------    -------    -------
Cash and cash equivalents at end of
  period..................................  $ 3,307    $ 5,515    $16,600    $ 7,156    $15,703
                                            =======    =======    =======    =======    =======
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid during the period for:
    Interest..............................  $   164    $   101    $   174    $    29    $     2
                                            =======    =======    =======    =======    =======
    Income taxes..........................  $    17    $   166    $   284    $    55    $   144
                                            =======    =======    =======    =======    =======
    Acquisition of property and equipment
       under capital lease obligations....  $    93    $    --    $   176    $    --    $    --
                                            =======    =======    =======    =======    =======


  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                         MARVELL TECHNOLOGY GROUP LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES:

THE COMPANY

     Marvell Technology Group Ltd., (the "Company"), a Bermuda exempted company, was incorporated on January 11, 1995. The Company engages in the design, development and sale of integrated circuits utilizing proprietary mixed signal and digital signal processing technology for the high-speed, high-density data storage and broadband data communications markets.

BASIS OF PRESENTATION

     During fiscal 2000, the Company changed its fiscal year to the Saturday nearest January 31. In fiscal 1999 and 1998, the year ended on January 31. All years have been restated to reflect the current presentation. For presentation purposes, the consolidated financial statements and notes refer to January 31 as year end.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL INFORMATION

     The interim financial information for the three month periods ended April 30, 1999 and 2000 is unaudited and has been prepared on the same basis as the audited consolidated financial statements. The data disclosed in the financial statements as of April 30, 2000 and for the periods ended April 30, 2000 and 1999 are unaudited. In the opinion of management, such unaudited information includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the interim information. Results for the three months ended April 30, 2000 are not necessarily indicative of results for the entire fiscal year or future periods.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, and such differences could affect the results of operations reporting in future periods.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The functional currency is the United States dollar.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amounts for cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued liabilities and accrued employee compensation approximate their respective fair values because of the short term maturity of these items. The carrying value of the Company's debt approximates fair market value because of prevailing interest rates.

                         MARVELL TECHNOLOGY GROUP LTD.

CASH EQUIVALENTS

     The Company considers all highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash on deposit with banks, money market funds and commercial deposits, the fair value of which approximates cost. At January 31, 1999 and 2000, approximately $704,000 and $14,792,000 of money market funds are included in cash and cash equivalents, respectively.

CONCENTRATION OF CREDIT RISK AND SIGNIFICANT CUSTOMERS

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents and accounts receivable. The Company places its cash primarily in checking and money market accounts. Cash equivalents are maintained with high quality institutions, the composition and maturities of which are regularly monitored by management. The Company believes that the concentration of credit risk in its trade receivables with respect to the data storage industry, as well as the limited customer base, located primarily in the Far East, is substantially mitigated by the Company's credit evaluation process, relatively short collection terms and the high level of credit worthiness of its customers. The Company performs ongoing credit evaluations of its customers' financial condition and limits the amount of credit extended when deemed necessary but generally requires no collateral.

     The following table sets forth sales to customers comprising 10% or more of the Company's total revenue for the periods indicated:

                                                         YEARS ENDED JANUARY 31,
                                                         -----------------------
                       CUSTOMER                          1998     1999     2000
                       --------                          -----    -----    -----
A......................................................   --       46%      36%
B......................................................   21%      43%      24%
C......................................................   --        7%      14%
D......................................................   --        2%      14%
E......................................................   --        1%      10%
F......................................................   26%      --       --
G......................................................   25%      --       --
H......................................................   16%      --       --

     The Company's accounts receivable were concentrated with three customers at January 31, 1999 (representing 51%, 29% and 10% of aggregate gross receivables) and four customers at January 31, 2000 (representing 48%, 16%, 15% and 14% of aggregate gross receivables).

INVENTORY

     Inventory is stated at the lower of cost or market, cost being determined under the first-in, first-out method. Appropriate consideration is given to obsolescence, excessive levels, deterioration and other factors in evaluating net realizable value.

PROPERTY AND EQUIPMENT

     Property and equipment including capital leases and leasehold improvements are stated at cost less accumulated depreciation or amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which ranges from three to four years. Assets held under capital leases and leasehold improvements are amortized over the term of the lease or their estimated useful lives, whichever is shorter.

                         MARVELL TECHNOLOGY GROUP LTD.

     Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. An impairment loss is recognized if the sum of the expected future cash flows (undiscounted and before interest) from the use of the asset is less than the net book value of the asset. The amount of the impairment loss will generally be measured as the difference between net book values of the assets and their estimated fair values. The Company believes that no long-lived assets were impaired at January 31, 1999 and 2000.

REVENUE RECOGNITION

     Revenue from the sale of integrated circuits is recognized upon shipment, net of accruals for estimated sales returns and allowances. Revenue generated by sales to distributors under agreements allowing certain rights of return are deferred for financial reporting purposes until the products are sold by distributors. Net revenue for the year ended January 31, 1998 includes approximately $197,000 derived from a research and development contract, which was recognized on the percentage of completion basis. The associated costs are included in research and development expenses.

RESEARCH AND DEVELOPMENT

     Research and development costs are expensed as incurred.

STOCK-BASED COMPENSATION

     The Company's employee stock option plan is accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Expense associated with stock-based compensation is amortized on an accelerated basis over the vesting period of the individual award consistent with the method described in Financial Accounting Standards Board Interpretation No. 28, ("FIN 28"). Application of FIN 28 results in amortization of approximately 46% of the compensation in the first 12 months of vesting, 26% of the compensation in the second 12 months of vesting, 15% of the compensation in the third 12 months of vesting, 9% of the compensation in the fourth 12 months of vesting and 4% of the compensation in the fifth 12 months of vesting. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS 123 and Emerging Issues Task Force Consensus No. 96-18, "Accounting for Equity Instruments that are Offered to Other Than Employees for Acquiring of in Conjunction with Selling Goods or Services" ("EITF 96-18"). Under SFAS 123 and EITF 96-18, stock option awards issued to non-employees are accounted for at their fair value using the Black-Scholes method. The fair value of each non-employee stock awarded is remeasured at each period end until a commitment date is reached, which is generally the vesting date.

COMPREHENSIVE INCOME (LOSS)

     The Company adopted Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. There was no difference between the Company's net income or loss and its total comprehensive net income or loss for the years ended January 31, 1998, 1999 and 2000.

                         MARVELL TECHNOLOGY GROUP LTD.

NET INCOME (LOSS) PER SHARE

     The Company reports both basic net income (loss) per share, which is based upon the weighted average number of common shares outstanding excluding contingently issuable or returnable shares, and diluted net income (loss) per share, which is based on the weighted average number of common shares outstanding and dilutive potential common shares outstanding.

     The following table sets forth the computation of basic and diluted net income (loss) per share of common stock (in thousands, except per share amounts):

                                                                          THREE MONTHS ENDED
                                          YEARS ENDED JANUARY 31,       ----------------------
                                       -----------------------------    APRIL 30,    APRIL 30,
                                        1998       1999       2000        1999         2000
                                       -------    -------    -------    ---------    ---------
                                                                             (UNAUDITED)
Numerator:
  Net income (loss)..................  $(7,444)   $  (959)   $13,070     $ 2,078      $ 2,068
                                       =======    =======    =======     =======      =======
Denominator:
  Basic --
     Weighted-average shares of
       common stock outstanding......   38,683     40,459     46,428      45,168       49,684
     Less: unvested common shares
       subject to repurchase.........   (8,247)    (7,989)    (5,334)     (8,033)      (3,191)
                                       -------    -------    -------     -------      -------
          Denominator for basic
            calculation..............   30,436     32,470     41,094      37,135       46,493
                                       -------    -------    -------     -------      -------
  Effect of dilutive securities --
     Unvested common shares subject
       to
       repurchase....................       --         --      5,334       8,033        3,191
     Mandatorily redeemable
       convertible preferred stock...       --         --     25,063      23,522       26,485
     Mandatorily redeemable
       convertible preferred stock
       warrants......................       --         --        273         375           66
     Common stock warrants...........       --         --         20          --           12
     Stock options...................       --         --      9,761       9,473        8,549
                                       -------    -------    -------     -------      -------
          Denominator for diluted
            calculation..............   30,436     32,470     81,545      78,538       84,796
                                       =======    =======    =======     =======      =======
Basic net income (loss) per share....  $ (0.24)   $ (0.03)   $  0.32     $  0.06      $  0.04
                                       =======    =======    =======     =======      =======
Diluted net income (loss) per
  share..............................  $ (0.24)   $ (0.03)   $  0.16     $  0.03      $  0.02
                                       =======    =======    =======     =======      =======

     The following table sets forth potential shares of common stock, assuming conversion of preferred stock and preferred stock warrants that are not included in the diluted net loss per share calculation above because to do so would be anti-dilutive for the periods presented (in thousands):

                                                                JANUARY 31,
                                                              ----------------
                                                               1998      1999
                                                              ------    ------
Unvested common stock subject to repurchase.................   8,247     7,989
Mandatorily Redeemable Convertible preferred stock..........  19,352    23,522
Mandatorily Redeemable Convertible preferred stock
  warrants..................................................   2,192     2,440
Stock options...............................................  12,738    12,896

                         MARVELL TECHNOLOGY GROUP LTD.

PRO FORMA NET INCOME PER SHARE (UNAUDITED)

     Pro forma net income per share for the year ended January 31, 2000 and the three months ended April 30, 2000 is computed using the weighted average number of common shares outstanding, including the conversion of the Company's Series A, Series B, Series C, Series D and Series E mandatorily redeemable convertible preferred stock outstanding into shares of the Company's common stock effective upon the closing of the Company's initial public offering ("IPO") as if such conversion occurred on February 1, 1999 or at the date of original issuance, if later. The calculation of pro forma diluted net income per share includes incremental common shares issuable upon the exercise of stock options and common and preferred stock warrants.

PRO FORMA SHAREHOLDERS' EQUITY (UNAUDITED)

     Effective upon the closing of the IPO, the outstanding Series A, Series B, Series C, Series D and Series E preferred stock will automatically convert into an aggregate of 26,529,504 shares of common stock. The pro forma effect of this transaction is unaudited and has been reflected in the accompanying pro forma shareholders' equity as of April 30, 2000.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities," as amended by Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133- an amendment of FASB Statement No. 133" ("SFAS 137"). SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair market value. Changes in the fair market value of derivatives are recorded each period in current earnings or comprehensive income, depending on whether a derivative is designed as part of a hedge transaction, and if so, the type of hedge transaction. Substantially all of the Company's revenues and the majority of its costs are denominated in U.S. dollars, and to date the Company has not entered into any derivative contracts. The Company does not expect that the adoption of SFAS 133 will have a material effect on its financial statements. The effective date of SFAS 133 as amended by SFAS 137 is for fiscal quarters of fiscal years beginning after June 15, 2000.

     In December 1999, the Securities and Exchange Commission staff released Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. The application of SAB No. 101 did not have a material impact on the Company's financial statements.

                         MARVELL TECHNOLOGY GROUP LTD.

NOTE 2 -- BALANCE SHEET DETAILS (IN THOUSANDS):

                                                       JANUARY 31,
                                                    ------------------     APRIL 30,
                                                     1999       2000         2000
                                                    -------    -------    -----------
                                                                          (UNAUDITED)
INVENTORY:
  Work-in-process...............................    $ 2,315    $ 4,830      $12,150
                                                    =======    =======      =======
PROPERTY AND EQUIPMENT:
  Machinery and equipment.......................    $ 1,589    $ 3,890      $ 4,699
  Computer software.............................      1,285      3,981        5,598
  Furniture and fixtures........................        203      1,633        1,688
  Leasehold improvements........................        130        685          929
                                                    -------    -------      -------
                                                      3,207     10,189       12,914
  Less: Accumulated depreciation and
     amortization...............................     (1,126)    (2,776)      (3,598)
                                                    -------    -------      -------
                                                    $ 2,081    $ 7,413      $ 9,316
                                                    =======    =======      =======

     Machinery and equipment include $144, $320 and $320 of assets under capital leases at January 31, 1999 and 2000 and April 30, 2000, respectively. Accumulated depreciation for such equipment was $53, $124 and $142 at January 31, 1999 and 2000 and April 30, 2000, respectively.

NOTE 3 -- LINE OF CREDIT AND NOTES PAYABLE TO BANK:

     In May 1998 (and amended in July 1999), the Company entered into a loan and security agreement with a bank which provides for borrowings of up to $8,000,000 in the form of line of credit advances based on eligible accounts receivable and inventory, as defined, and $3,100,000 available in the form of equipment advances. The agreement expires on April 30, 2000. Borrowings accrue interest at the bank's prime rate plus 0.125%, which equaled 8.625% at January 31, 2000, and are secured by the tangible assets of the Company. In fiscal 1999 and 2000, the Company borrowed a total of approximately $3,600,000 under this agreement, which was fully repaid in fiscal 2000.

     At January 31, 2000, no amounts were outstanding, and $8,000,000 was available, under the line of credit and equipment advance. The agreement requires the Company to comply with certain covenants and maintain certain financial ratios. The agreement prohibits the payment of cash dividends without prior bank approval.

NOTE 4 -- MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK:

     Mandatorily redeemable convertible preferred stock at January 31, 2000 consisted of the following (in thousands):

                                                     SHARES                PROCEEDS
                                            ------------------------        NET OF        LIQUIDATION
                                            AUTHORIZED   OUTSTANDING    ISSUANCE COSTS      AMOUNT
                                            ----------   -----------    --------------    -----------
Series A..................................       525          525          $   350          $   350
Series B..................................     1,119        1,119            1,199            1,231
Series C..................................     2,184        2,090            7,098            7,316
Series D..................................     3,750        2,526           10,206           10,945
Series E..................................       422          350            3,500            3,500
                                              ------       ------          -------          -------
                                               8,000        6,610          $22,353          $23,342
                                              ======       ======          =======          =======

                         MARVELL TECHNOLOGY GROUP LTD.

     The rights with respect to Series A, Series B, Series C, Series D and Series E are as follows:

VOTING

     Each share of the Series A, Series B, Series C, Series D and Series E has voting rights equal to that of common stock on an as if converted basis. The holders of a majority of the outstanding shares of Series B and Series C, respectively, voting as a class individually, shall be entitled to elect one member of the Board of Directors each.

DIVIDENDS

     Each holder of outstanding Series A, Series B, Series C, Series D and Series E are entitled to receive noncumulative dividends as declared by the Board of Directors at a rate of $0.0468, $0.0772, $0.2452, $0.3032 and $0.70 per share, respectively, subject to anti-dilution. No dividends have been declared from inception through January 31, 2000.

LIQUIDATION

     In the event of any liquidation, dissolution, winding up, or merger where less than 50% of the voting power is maintained by existing shareholders of the Company, the Series A, Series B, Series C, Series D and Series E shareholders are entitled to receive prior and in preference to any distribution to the holders of common stock, an amount per share equal to $0.67, $1.10, $3.50, $4.33 and $10.00, respectively, plus any declared but unpaid dividends. The remaining assets shall be distributed pro rata to the holders of Series A, Series B, Series C, Series D and Series E based on the number of shares held. However, such incremental distribution is limited to an amount equal to $1.67, $2.75, $8.75, $10.83 and $25.00 per share of Series A, Series B, Series C, Series D and Series E, respectively. All remaining assets shall be distributed pro rata to the holders of common stock.

CONVERSION

     Each Series A, Series B, Series C, Series D and Series E share is convertible into four shares of common stock at the option of the holder, subject to adjustments for stock dividends, stock splits, combination of common stock, consolidations of common stock and the issuance of new common stock. Each share of Series A, Series B, Series C, Series D and Series E will be automatically converted upon (i) an initial public offering of the Company at not less than $3.25 per share with aggregate proceeds greater than $10,000,000, or (ii) the written consent of the respective shareholders of Series A, Series B, Series C, Series D and Series E of greater than fifty percent of the outstanding shares of Series A, Series B, Series C, Series D and Series E.

     At January 31, 2000, the Company has reserved 32,000,000 shares of common stock for issuance upon conversion of the mandatorily redeemable convertible preferred stock.

                         MARVELL TECHNOLOGY GROUP LTD.

     The following is a summary of activity in mandatorily redeemable convertible preferred stock (in thousands):

                                                                         TOTAL
                                                              SHARES    AMOUNT
                                                              ------    -------
Balance at January 31, 1997.................................   3,357    $ 7,176
Issuance of Series D Mandatorily Redeemable Convertible
  Preferred Stock...........................................   1,481      6,289
                                                              ------    -------
Balance at January 31, 1998.................................   4,838     13,465
Issuance of Series D Mandatorily Redeemable Convertible
  Preferred Stock...........................................   1,043      4,059
                                                              ------    -------
Balance at January 31, 1999.................................   5,881     17,524
Issuance of Series E Mandatorily Redeemable Convertible
  Preferred Stock...........................................     350      3,500
Issuance of Series C and Series D Mandatorily Redeemable
  Convertible Preferred Stock upon exercise of warrants.....     379      1,329
                                                              ------    -------
Balance at January 31, 2000.................................   6,610     22,353
Issuance of Series D Mandatorily Redeemable Convertible
  Preferred Stock upon exercise of warrants (unaudited).....      22         98
                                                              ------    -------
Balance at April 30, 2000 (unaudited).......................   6,632    $22,451
                                                              ======    =======

NOTE 5 -- PREFERRED AND COMMON STOCK WARRANTS:

     At January 31, 2000, the Company has reserved 136,353 and 60,000 shares of Preferred Stock and Common Stock, respectively, for the issuance of shares upon the exercise of warrants.

     In connection with the issuance of Series C, the Company issued warrants to purchase 471,428 shares of Series C at $3.50 per share. Warrants to purchase 377,142 shares of Series C were exercised in April and May 2000, and 94,286 warrants expired during fiscal 2000.

     During fiscal 1998, in connection with the issuance of Series D, the Company received bridge financing of approximately $2,200,000 for which it issued warrants to purchase 93,473 shares of Series D at $4.33 per share. The warrants are exercisable after December 10, 1997 for $4.33 per share, subject to anti-dilution, and are exercisable on a net basis. The warrants expire upon the earlier of (i) closing of an initial public offering of the Company's common stock, (ii) the sale of all or substantially all of its assets or acquisition of the Company by another entity, or (iii) June 27, 2000. The Company valued the warrants under the "Black-Scholes" formula at approximately $84,000. The warrant value has been recorded as interest expense.

     During fiscal 1999, in connection with the Company's Loan and Security Agreement with a bank, the Company issued warrants to purchase 45,000 shares of Series D at $4.33 per share. The warrants are exercisable after May 21, 1998 for $4.33 per share, subject to anti-dilution, and are exercisable on a net basis. The warrants expire upon the earlier of (i) one year after the closing of an initial public offering of the Company's common stock, or (ii) May 21, 2003. The Company valued the warrants under the "Black-Scholes" formula at approximately $66,000. The warrant value has been recorded as interest expense.

     In July 1999, in connection with the Company's Loan and Security Agreement with a bank, the Company issued warrants to purchase 60,000 shares of Common Stock at $1.50 per share. The warrants are exercisable after July 16, 1999 for $1.50 per share, subject to anti-dilution, and are exercisable on a net basis. The warrants expire upon the earlier of (i) one year after the closing of an initial public offering of the Company's common stock, or (ii) July 16, 2004. The Company valued the warrants under the "Black-Scholes" formula at approximately $23,000. The warrant value has been recorded as interest expense.

                         MARVELL TECHNOLOGY GROUP LTD.

NOTE 6 -- COMMON STOCK:

     In April 1995, the Company adopted the 1995 Stock Option Plan, (the "Option Plan"). The Option Plan, as amended, has 29,500,000 shares of common stock reserved for issuance thereunder.

THE OPTION PLAN

     The Option Plan allows for the issuance of incentive and nonqualified stock options to employees and consultants of the Company.

     Options granted under the Option Plan are generally for periods not to exceed ten years, and generally must be issued at prices not less than 100% and 85%, for incentive and nonqualified stock options, respectively, of the fair market value of the stock on the date of grant as determined by the Board of Directors. Incentive stock options granted to shareholders who own greater than 10% of the outstanding stock are for periods not to exceed five years, and must be issued at prices not less than 110% of the fair market value of the stock on the date of grant. The options vest 20% one year after the vesting commencement date and the remaining shares vest one-sixtieth per month over the remaining forty-eight months. Options granted under the Plan may be exercised prior to vesting. The Company has the right to repurchase such shares at their original purchase price if the optionee is terminated from service prior to vesting. Such right expires as the options vest over a five year period.

1997 DIRECTORS' STOCK OPTION PLAN

     In August 1997, the Company adopted the 1997 Directors' Stock Option Plan (the "Directors' Plan"). The Directors' Plan has 900,000 shares of common stock reserved thereunder. Under the Directors' Plan, an outside director is granted 180,000 options upon appointment to the Board of Directors. These options vest 20% one year after the vesting commencement date and remaining shares vest one-sixtieth per month over the remaining forty-eight months. An outside director is also granted 36,000 options on the date of each annual meeting of the shareholders. These options vest one-twelfth per month over twelve months after the fourth anniversary of the vesting commencement date. Options granted under the Directors' Plan may be exercised prior to vesting. The Company has the right to repurchase such shares at their original purchase price if the director is terminated or resigns from the Board of Directors prior to vesting. Such right expires as the options vest over a five year period.

                         MARVELL TECHNOLOGY GROUP LTD.

     Aggregate activity under both the Option Plan and the Directors' Plan was as follows:

                                                                                         WEIGHTED
                                                                                          AVERAGE
                                                                                          OPTIONS
                                                              SHARES        OPTIONS        PRICE
                                                             AVAILABLE    OUTSTANDING    PER SHARE
                                                             ---------    -----------    ---------
                                                                  (IN THOUSANDS)
Balance at January 31, 1997................................    1,156         7,698         $0.04
Additional shares authorized...............................    9,900            --            --
Options granted............................................   (7,641)        7,641         $0.18
Options canceled...........................................      813          (813)        $0.04
Options exercised..........................................       --        (1,788)        $0.04
                                                              ------        ------
Balance at January 31, 1998................................    4,228        12,738         $0.12
Additional shares authorized...............................    6,400            --            --
Options granted............................................   (6,677)        6,677         $0.49
Options canceled...........................................    1,032        (1,032)        $0.13
Shares repurchased.........................................      375            --         $0.03
Options exercised..........................................       --        (5,487)        $0.20
                                                              ------        ------
Balance at January 31, 1999................................    5,358        12,896         $0.28
Additional shares authorized...............................    3,600            --
Options granted............................................   (5,289)        5,289         $1.80
Options canceled...........................................    1,363        (1,363)        $0.39
Shares repurchased.........................................       51            --         $0.66
Options exercised..........................................       --        (4,437)        $0.44
                                                              ------        ------
Balance at January 31, 2000................................    5,083        12,385         $0.87
Options granted (unaudited)................................   (1,152)        1,152         $5.00
Options canceled (unaudited)...............................      138          (138)        $1.62
Shares repurchased (unaudited).............................    1,156            --         $0.32
Options exercised (unaudited)..............................       --        (1,906)        $0.88
                                                              ------        ------
Balance at April 30, 2000 (unaudited)......................    5,225        11,493         $1.27
                                                              ======        ======

     At January 31, 2000, options to purchase 11,047,560 shares were vested and 5,334,148 unvested shares remain subject to the Company's repurchase rights under the Option Plan and the Directors Plan.

ISSUANCE OF COMMON STOCK TO FOUNDERS

     In January 1995, the Company issued 36,000,000 shares of its common stock ("the Founders' Shares") to its founders. Each founder has granted the Company a call right on 50% of his or her shares, exercisable in the event such founder's employment terminated for any reason. The call right expires at a rate of 1/60 per month. At January 31, 2000, Founders' Shares subject to call aggregated 300,000.

OTHER STOCK OPTIONS

     In October 1995 and July 1996, the Company granted to a director nonqualified common stock options to purchase 3,000,000 shares of common stock in total. One-half of the common stock options vest ratably over the five year vesting period. The remaining common stock options vest 20% one year after the date of grant and the remaining shares vest one-sixtieth per month over the

                         MARVELL TECHNOLOGY GROUP LTD.

remaining forty-eight months. In 1995, the director exercised 1,500,000 shares, of which 225,000 shares are subject to repurchase as of January 31, 2000 in the event he ceases to be a director.

     In January 1998, the Company granted to a director a nonqualified common stock option to purchase 450,000 shares of common stock at an exercise price of $0.25. The option vests 20% one year after the vesting commencement date and remaining shares vest one-sixtieth per month over the remaining forty-eight months.

     Information relating to stock options outstanding under the Option Plan and the Directors' Plan at January 31, 2000 was as follows:

                                           OPTIONS OUTSTANDING
                                  --------------------------------------
                                                  WEIGHTED
                                                   AVERAGE
                                                  REMAINING     WEIGHTED
                                    NUMBER       CONTRACTUAL    EXERCISE
                                  OUTSTANDING       LIFE         PRICE
                                  -----------    -----------    --------
Range of exercise prices:
  $0.03 - $0.04.................   2,325,904        6.16         $0.04
  $0.05 - $0.25.................   2,636,248        7.50         $0.16
  $0.33 - $0.88.................   1,969,872        8.61         $0.42
  $1.06 - $2.00.................   4,433,900        9.40         $1.43
  $2.50 - $3.00.................   1,020,000        9.98         $3.00
                                  ----------
                                  12,385,924
                                  ==========

                                                   OPTIONS VESTED
                                                ---------------------
                                                             WEIGHTED
                                                             AVERAGE
                                                  NUMBER     EXERCISE
                                                  VESTED      PRICE
                                                ----------   --------
Range of exercise prices:
  $0.03 - $0.04...............................   4,761,000    $0.04
  $0.05 - $0.25...............................   4,635,992    $0.14
  $0.33 - $0.88...............................   1,460,568    $0.39
  $1.06 - $1.25...............................     190,000    $1.06
                                                ----------
                                                11,047,560
                                                ==========

                         MARVELL TECHNOLOGY GROUP LTD.

CERTAIN PRO FORMA DISCLOSURES

     Had compensation expense for the Company's option grants been determined based on the fair value at the grant dates, as prescribed in SFAS 123, the Company's net income (loss) would have been as follows:

                                                           YEARS ENDED JANUARY 31,
                                                  -----------------------------------------
                                                     1998           1999           2000
                                                  -----------    -----------    -----------
Net income (loss):
  As reported...................................  $(7,444,000)   $  (959,000)   $13,070,000
  Pro forma.....................................  $(7,505,000)   $(1,572,000)   $11,857,000
Basic net income (loss) per share:
  As reported...................................  $     (0.24)   $     (0.03)   $      0.32
  Pro forma.....................................  $     (0.25)   $     (0.05)   $      0.29
Diluted net income (loss) per share:
  As reported...................................  $     (0.24)   $     (0.03)   $      0.16
  Pro forma.....................................  $     (0.25)   $     (0.05)   $      0.15

     For the purpose of above noted SFAS 123 pro forma disclosure the fair value of each option grant has been estimated on the date of grant using the minimum value method as prescribed by SFAS 123. The following table summarizes the estimated fair value of options and assumptions used in the SFAS 123 calculations:

                                                             YEARS ENDED JANUARY 31,
                                                             -----------------------
                                                             1998     1999     2000
                                                             -----    -----    -----
Estimated fair value.......................................  $0.04    $0.38    $2.96
Expected life (years)......................................      5        5        5
Risk-free interest rate....................................    6.0%     4.5%     6.1%
Dividend yield.............................................     --       --       --
Volatility.................................................     --       --       --

STOCK COMPENSATION

     During the years ended January 31, 1999 and 2000, and the three months ended April 30, 2000, the Company granted options to employees and directors and recognized unearned stock compensation of approximately $262,000, $13,852,000 and $5,761,000 (unaudited), respectively. Such unearned stock compensation is being amortized using an accelerated method over the vesting period of five years and may decrease due to employees that terminate service prior to vesting.

NOTE 7 -- BENEFIT PLAN:

     Effective January 1, 1994, the Company adopted a 401(k) plan which allows all employees to participate by making salary deferred contributions to the 401(k) plan ranging from 1% to 20% of eligible earnings. The Company may make discretionary contributions to the 401(k) plan upon approval by the Board of Directors. No company contributions were made to the 401(k) plan from inception through January 31, 2000.

                         MARVELL TECHNOLOGY GROUP LTD.

NOTE 8 -- INCOME TAXES:

     The provision for income taxes for the years ended January 31, 1998, 1999 and 2000 consists of the following (in thousands):

                                                           YEAR ENDED JANUARY 31,
                                                          ------------------------
                                                          1998     1999      2000
                                                          -----    -----    ------
Current tax expense
  Federal...............................................  $ 354    $ 571    $  387
  State.................................................      1        1         1
  Foreign...............................................      8      364     4,582
                                                          -----    -----    ------
          Total current tax expense.....................    363      936     4,970
                                                          -----    -----    ------
Deferred income tax
  Federal...............................................   (218)    (298)     (380)
  State.................................................    (99)    (155)     (234)
                                                          -----    -----    ------
          Total deferred income tax expense.............   (317)    (453)     (614)
                                                          -----    -----    ------
          Total provision for income taxes..............  $  46    $ 483    $4,356
                                                          =====    =====    ======

     Deferred tax assets (liabilities) consists of the following (in thousands):

                                                       AS OF JANUARY 31,
                                                     ----------------------
                                                     1998    1999     2000
                                                     ----    ----    ------
Research and development credits...................  $363    $598    $1,281
California investment credits......................    --      29        29
Reserves and accruals..............................    47     213       324
Depreciation.......................................    --       2        --
                                                     ----    ----    ------
Total deferred tax assets..........................   410     842     1,634
                                                     ----    ----    ------
Deferred tax liabilities...........................   (21)     --      (178)
                                                     ----    ----    ------
Net deferred tax assets............................  $389    $842    $1,456
                                                     ====    ====    ======

     Reconciliation of the statutory federal income tax to the Company's effective tax:

                                                       YEARS ENDED JANUARY 31,
                                                      -------------------------
                                                       1998      1999     2000
                                                      ------    ------    -----
Provision (benefit) at federal statutory rate.......  (34.0%)   (34.0%)   35.0%
Non-U.S. losses.....................................   38.4     262.2       --
Difference in U.S. and non-U.S. taxes...............     --      (8.5)    (8.2)
State taxes, net of federal benefit.................   (0.9)    (23.5)    (0.9)
General business credits............................   (3.0)    (88.8)    (5.4)
Non-cash stock compensation.........................     --       3.3      4.4
Other...............................................    0.1       0.7      0.1
                                                      -----     -----     ----
          Effective tax rate........................    0.6%    111.4%    25.0%
                                                      =====     =====     ====

                         MARVELL TECHNOLOGY GROUP LTD.

     The U.S. and non-U.S. components of income (loss) before income taxes are:

                                                         YEARS ENDED JANUARY 31,
                                                      -----------------------------
                                                       1998       1999       2000
                                                      -------    -------    -------
U.S. operations.....................................  $   247    $   580    $ 1,222
Non-U.S. operations.................................   (7,645)    (1,056)    16,204
                                                      -------    -------    -------
                                                      $(7,398)   $  (476)   $17,426
                                                      =======    =======    =======

     As of January 31, 2000, the Company had federal research tax credit carryforwards for U.S. federal income tax return purposes of approximately $800,000 that expire through 2020. As of January 31, 2000, the Company had unused California research tax credits of approximately $700,000 that will carryforward indefinitely until utilized.

     Federal and state tax laws impose restrictions on the utilization of tax credit carryforwards in the event of an "ownership change" as defined by the Internal Revenue Code.

     Pending approval from the Economic Development Board of Singapore, the Company's Singapore operations are expected to enjoy, effective July 1, 1999, a tax holiday from Singapore taxes on certain non-investment income. The Company will be required to comply with certain conditions for minimum levels of investment, headcount and the nature of its activities at its Singapore operations to maintain the tax holiday. The tax holiday would have had an immaterial impact on the Company's net income in fiscal 2000.

NOTE 9 -- COMMITMENTS

     The Company is obligated under noncancelable operating leases for its facilities and under capital leases for certain equipment. The capital leases expire in fiscal year 2002 and include a buyout option.

     Future minimum lease payments under the operating and capital leases are as follows (in thousands):

                                                              OPERATING    CAPITAL
                                                               LEASES      LEASES
                                                              ---------    -------
2001........................................................   $1,372       $ 75
2002........................................................    1,357         36
2003........................................................       52         --
                                                               ------       ----
Total minimum lease payments................................   $2,781        111
                                                               ======
Less: amount representing interest..........................                  (1)
                                                                            ----
Present value of minimum lease payments.....................                 110
Less: current portion.......................................                 (74)
                                                                            ----
Long-term lease obligation..................................                $ 36
                                                                            ====

     Rent expense on the operating leases for the years ended January 31, 1998, 1999 and 2000 was approximately $105,000, $214,000 and $859,000, respectively.

PURCHASE COMMITMENTS

     The Company's manufacturing relationships with foundries allow for the cancellation of all outstanding purchase orders, but requires repayment of all expenses incurred to date. As of

                         MARVELL TECHNOLOGY GROUP LTD.

January 31, 2000, foundries had incurred approximately $5,600,000 of manufacturing expenses on the Company's outstanding purchase orders.

NOTE 10 -- SEGMENT AND GEOGRAPHIC INFORMATION:

     The Company has adopted Statement of Financial Accounting Standards No. 131 "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131"). Based on its operating management and financial reporting structure, the Company has determined that it has one reportable business segment: the design, development and sale of integrated circuits.

     The following is a summary of product revenue by geographic area based on the location of shipments (in thousands):

                                                          YEARS ENDED JANUARY 31,
                                                         --------------------------
                                                         1998     1999       2000
                                                         ----    -------    -------
Japan..................................................  $ --    $11,197    $36,284
Singapore..............................................    --         14     25,234
Korea..................................................    --      9,680      4,342
Philippines............................................    --          2     10,921
United States..........................................   625        276        309
Others.................................................    --         84      4,285
                                                         ----    -------    -------
                                                         $625    $21,253    $81,375
                                                         ====    =======    =======

     All sales are denominated in United States dollars. For all periods presented, substantially all of the Company's long-lived assets were located in the United States.

NOTE 11 -- SUBSEQUENT EVENTS:

INITIAL PUBLIC OFFERING

     On March 21, 2000, the Company's Board of Directors authorized management of the Company to file a Registration Statement with the Securities and Exchange Commission permitting the Company to sell its common stock to the public.

STOCK DIVIDEND

     On March 17, 2000, the Company's shareholders approved two 100% common stock dividends. All references throughout the consolidated financial statements to number of shares, per share amounts and stock option data have been restated to reflect the common stock dividends. Additionally, on January 21, 2000, the authorized common shares was proposed to be increased to 242,000,000 by the Board of Directors. This increase was approved on March 17, 2000 by the Company's shareholders and took effect on that date.

RESTRICTED CASH

     In March 2000, the Company invested $3,000,000 in a certificate of deposit with a U.S. financial institution as security for a standby letter of credit with a supplier for the same amount. This standby letter of credit expires on September 1, 2000.

EMPLOYEE STOCK PURCHASE PLAN

     On May 8, 2000, the Board of Directors authorized the establishment of the 2000 Employee Stock Purchase Plan with 1,000,000 shares reserved for issuance. The plan will become effective upon the closing of the IPO, and is subject to approval by the shareholders of the Company.

------------------------------------------------------
------------------------------------------------------

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                            ------------------------

                               TABLE OF CONTENTS


                                        Page
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    7
Special Note Regarding Forward-Looking
  Statements..........................   22
Use of Proceeds.......................   23
Dividend Policy.......................   23
Capitalization........................   24
Dilution..............................   25
Selected Consolidated Financial
  Data................................   27
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   29
Business..............................   39
Management............................   56
Certain Transactions..................   64
Principal Shareholders................   66
Description of Capital Stock..........   68
Certain Foreign Issuer
  Considerations......................   73
Taxation of Shareholders..............   76
Shares Eligible for Future Sale.......   81
Underwriting..........................   83
Validity of Common Stock..............   84
Experts...............................   84
Additional Information................   85
Index to Consolidated Financial
  Statements..........................  F-1


                            ------------------------

     Through and including             , 2000 (the 25th day after the date of
this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                6,000,000 Shares
                               MARVELL TECHNOLOGY
                                   GROUP LTD.
                                  Common Stock
                            ------------------------

                                      LOGO
                            ------------------------
                              GOLDMAN, SACHS & CO.


                                LEHMAN BROTHERS


                               J.P. MORGAN & CO.


                      Representatives of the Underwriters


------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates, except the Securities and Exchange Commission Registration Fee and the National Association of Securities Dealers, Inc. Filing Fee.

Securities and Exchange Commission Registration Fee.........  $   19,800
National Association of Securities Dealers Filing Fee.......       8,000
Nasdaq National Market Listing Fee..........................      95,000
Blue Sky Fees and Expenses..................................      15,000
Transfer Agent and Registrar Fees...........................      10,000
Accounting Fees and Expenses................................     300,000
Legal Fees and Expenses.....................................     800,000
Printing Expenses...........................................     250,000
Miscellaneous...............................................      27,200
                                                              ----------
  Total.....................................................  $1,525,000
                                                              ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     Bermuda law permits a company to indemnify its directors and officers, except for any act of fraud or dishonesty. Marvell has provided in its Bye-laws that the directors and officers and the liquidators and trustees, if any, of Marvell will be indemnified and secured harmless to the full extent permitted by law out of the assets of Marvell from and against all actions, costs, charges, losses, damages and expenses incurred by reason of any act done, concurred in or omitted in or about the execution of their duties of supposed duties, or in their respective offices or trusts, and none of them shall be answerable for the acts, receipts, neglects or defaults of the others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to Marvell shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to Marvell shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto, other than in the case of any fraud or dishonesty. In addition, Marvell has provided in its Bye-laws that each shareholder of Marvell agrees to waive any claim or right of action, individually or in the right of Marvell, against any director or officer of Marvell on account of any action taken by such director or officer, or the failure of such director or officer to take any action, in the performance of his duties with or for Marvell, other than with respect to any matter involving any fraud or dishonesty on behalf of such director or officer. We recently amended our Bye-laws to provide that the waiver is not applicable to claims arising under United States federal securities laws. The amendment will be submitted for shareholder approval on June 17, 2000.


     Bermuda law also permits Marvell to purchase insurance for the benefit of its directors and officers against any liability incurred by them for the failure to exercise the requisite care, diligence and skill in the exercise of their powers and the discharge of their duties, or indemnifying them in respect of any loss arising or liability incurred by them by reason of negligence, default, breach of duty or breach of trust. Marvell plans to purchase indemnification insurance for its officers and directors.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.


     From January 1, 1997 through June 5, 2000, we have issued and sold the following unregistered securities:


          1. In June, 1997, we issued convertible promissory notes in the aggregate principal amount of $2,211,250 to six investors for $2,211,250 in cash. In conjunction with the issuance of the convertible promissory notes, we issued warrants to purchase 76,544 shares of Series D preferred stock to such investors at an exercise price of $4.33 per share, which warrants expire, if not earlier exercised, on the earlier of June 27, 2000 or the consummation of this offering. The number of shares subject to such warrant equaled 15% of the principal amount of each purchaser's note divided by the exercise price, which was $6.50 prior to the June 1998 stock split. In December 1997, these noteholders converted the convertible promissory notes into 510,288 shares of Series D Preferred at a conversion price of $4.33 per share.

          2. In December 1997, as partial consideration for acting as our placement agents, we issued warrants to InveStar Capital, Inc. and Hambrecht & Quist LLC to purchase an aggregate of 16,929 shares of Series D preferred stock at an exercise price of $4.33 per share, which warrants expire, if not earlier exercised, on the earlier of June 27, 2000 or the consummation of this offering.

          3. During the period December 1997 through March 2000, we sold an aggregate of 2,548,288 shares of Series D preferred stock to 54 accredited investors pursuant to Rule 506 of Regulation D. We sold the shares at a purchase price of $4.33 per share for an aggregate consideration of $11,042,506 in cash.

          4. In May 1998, in connection with a loan agreement we issued a warrant to our bank to purchase up to 45,000 shares of Series D preferred stock at an exercise price of $4.33 per share.

          5. In June 1999, in connection with a loan agreement we issued a warrant to our bank to purchase up to 60,000 shares of common stock at an exercise price of $1.50.

          6. In September 1999, we sold an aggregate of 350,000 shares of Series E preferred stock to an investor at a purchase price of $10.00 per share for an aggregate consideration of $3,500,000 in cash.


          7. As of June 5, 2000, 18,054,831 shares of common stock had been issued to our employees, directors and consultants upon exercise of options at exercise prices ranging from $0.03 to $10.00 per share and 14,283,309 shares of common were issuable upon exercise of outstanding options under our stock option plans at exercise prices ranging from $0.03 to $10.00 per share.


     All share numbers and exercise prices for common stock have been adjusted to reflect the 50% stock dividend in June 1998 and the two 100% common stock dividends approved by our shareholders on March 17, 2000. All share numbers and exercise prices for preferred stock have been adjusted to reflect the 50% stock dividend in June 1998. Although the number of shares of Series D preferred stock and the Series E preferred stock were not affected by the two 100% common stock dividends approved by our shareholders on March 17, 2000, all of the 2,548,288 outstanding shares of Series D preferred stock and the 350,000 shares of Series E preferred stock will automatically convert on a four-for-one basis into shares of common stock upon the consummation of this offering.

     The sales and issuances of securities listed above were deemed to be exempt from registration under Section 4(2) of the Securities Act, Regulation D thereunder as transactions not involving a public offering or by virtue of Rule 701 as transactions pursuant to compensatory benefit plans and contracts relating to compensation. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     The following exhibits are filed herewith:


EXHIBIT
NUMBER                           EXHIBIT TITLE
-------                          -------------
 1.1      Form of Underwriting Agreement*
 3.1      Memorandum of Association*
 3.2      Bye-laws*
 4.1      Specimen Common Stock Certificate*
 5.1      Opinion of Conyers Dill & Pearman*
 8.1      Tax Opinion of Fenwick & West LLP*
10.1      1995 Stock Option Plan*
10.2      1997 Directors' Stock Option Plan*
10.3      2000 Employee Stock Purchase Plan*
10.4      Sublease between Netscape Communications, Inc. and Marvell
          Semiconductor, Inc. dated October 1, 1998*
10.5      First Amendment to Sublease between Netscape Communications,
          Inc. and Marvell Semiconductor, Inc. dated October 1, 1999*
10.6      Investor Rights Agreement dated September 10, 1999*
10.7      Wafer Purchase Agreement by and between Marvell Technology
          Group Ltd. and Taiwan Semiconductor Manufacturing
          Corporation dated June 30, 1997*
10.8      Master Development, Purchasing and License Agreement between
          Intel Corporation and Marvell Semiconductor, Inc.+*
21.1      Subsidiaries*
23.1      Consent of Conyers Dill & Pearman (contained in Exhibit
          5.1)*
23.2      Consent of Fenwick & West LLP (contained in Exhibit 8.1)*
23.3      Consent of PricewaterhouseCoopers LLP
24.1      Power of Attorney*
27.1      Financial Data Schedule*


---------------
*  Previously Filed

+ Portions redacted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission.

     Other financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or the notes thereto.

ITEM 17. UNDERTAKINGS.

     (a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under "Item
14 -- Indemnification of Directors and Officers" above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (b) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on the 5th day of June, 2000.


                                          MARVELL TECHNOLOGY GROUP LTD.

                                          By:      /s/ SEHAT SUTARDJA
                                            ------------------------------------
                                                     Dr. Sehat Sutardja
                                                  Chief Executive Officer


                   SIGNATURE                                     TITLE                      DATE
                   ---------                                     -----                      ----
               /s/ SEHAT SUTARDJA                      Co-Chairman of the Board,        June 5, 2000
------------------------------------------------     President and Chief Executive
               Dr. Sehat Sutardja                     Officer (Principal Executive
                                                                Officer)

                       *                              Chief Financial Officer and       June 5, 2000
------------------------------------------------  Vice President of Finance (Principal
                 George Hervey                     Financial and Accounting Officer)

                       *                                Executive Vice President        June 5, 2000
------------------------------------------------              and Director
                   Weili Dai

                       *                                Chief Technology Officer        June 5, 2000
------------------------------------------------              and Director
              Dr. Pantas Sutardja

                       *                                Co-Chairman of the Board        June 5, 2000
------------------------------------------------
                Diosdado Banatao

                       *                                        Director                June 5, 2000
------------------------------------------------
                 Herbert Chang

                       *                                        Director                June 5, 2000
------------------------------------------------
               Dr. John M. Cioffi

                       *                                        Director                June 5, 2000
------------------------------------------------
                Dr. Paul R. Gray

                       *                                        Director                June 5, 2000
------------------------------------------------
                  Ron Verdoorn

            *By: /s/ SEHAT SUTARDJA
   ------------------------------------------
               Dr. Sehat Sutardja
        As attorney-in-fact pursuant to
          power of attorney previously
         filed with the Securities and
              Exchange Commission.

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                           EXHIBIT TITLE
-------                          -------------
 1.1      Form of Underwriting Agreement*
 3.1      Memorandum of Association*
 3.2      Bye-laws*
 4.1      Specimen Common Stock Certificate*
 5.1      Opinion of Conyers Dill & Pearman*
 8.1      Tax Opinion of Fenwick & West LLP*
10.1      1995 Stock Option Plan*
10.2      1997 Directors' Stock Option Plan*
10.3      2000 Employee Stock Purchase Plan*
10.4      Sublease between Netscape Communications, Inc. and Marvell
          Semiconductor, Inc. dated October 1, 1998*
10.5      First Amendment to Sublease between Netscape Communications,
          Inc. and Marvell Semiconductor, Inc. dated October 1, 1999*
10.6      Investor Rights Agreement dated September 10, 1999*
10.7      Wafer Purchase Agreement by and between Marvell Technology
          Group Ltd. and Taiwan Semiconductor Manufacturing
          Corporation dated June 30, 1997*
10.8      Master Development, Purchasing and License Agreement between
          Intel Corporation and Marvell Semiconductor, Inc.+*
21.1      Subsidiaries*
23.1      Consent of Conyers Dill & Pearman (contained in Exhibit
          5.1)*
23.2      Consent of Fenwick & West LLP (contained in Exhibit 8.1)*
23.3      Consent of PricewaterhouseCoopers LLP
24.1      Power of Attorney*
27.1      Financial Data Schedule*


---------------
*  Previously Filed

+ Portions redacted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission.